As filed with the Securities and Exchange Commission on October 4, 2007.

Registration No. 333-140127

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 TO FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NEUTRAL TANDEM, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4813	31-1786871
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One South Wacker Drive

Suite 200

Chicago, Illinois 60606

(312) 384-8000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Rian J. Wren

President and Chief Executive Officer

Neutral Tandem, Inc.

One South Wacker Drive

Suite 200

Chicago, IL 60606

(312) 384-8000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent For Service)

With copies to:

Gerald T. Nowak Andrew J. Terry Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Richard A. Drucker Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

ISSUED OCTOBER 4, 2007

                 Shares

COMMON STOCK

This is Neutral Tandem, Inc.’s initial public offering of shares of common stock and no public market exists for our shares. Neutral Tandem is offering                      shares of common stock, and the selling shareholders named in this prospectus are offering                      shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling shareholders.

We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “TNDM.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Neutral Tandem	Proceeds to Selling Shareholders
Per share	$	$	$	$
Total	$	$	$	$

The underwriters may also purchase up to an additional              shares of common stock from Neutral Tandem, Inc., at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover any over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on             , 2007.

MORGAN STANLEY	CIBC WORLD MARKETS

RAYMOND JAMES	THOMAS WEISEL PARTNERS LLC	WILLIAM BLAIR & COMPANY

                , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Until                     , 2007, 25 days after the commencement of this offering, all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, “Neutral Tandem,” “the Company,” “we,” “us” and “our” refer to Neutral Tandem, Inc. and its subsidiaries.

In this prospectus we sometimes refer to various industry and other terms and abbreviations, which we have defined under “Glossary” on page 110 of this prospectus.

Our Company

We provide tandem interconnection services principally to competitive carriers, including wireless, wireline, cable telephony and Voice over Internet Protocol, or VoIP, companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the primary method for competitive carriers to exchange traffic was through the use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under certain interpretations of the Telecommunications Act of 1996, ILECs are required to provide tandem switching to competitive carriers. For tandem transit services, ILECs generally set per minute rates and other charges according to mandated rate schedules (including varying rates) set by state public utility commissions. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers, and other providers (such as VoIP providers) and certain enterprise end users, which we refer to as non-carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

We have 79 signed agreements with major competitive carriers and non-carriers and we operate in 47 markets. Our customers include wireless carriers (55.8% of 2006 revenue), wireline carriers (29.3% of 2006 revenue), cable companies (13.4% of 2006 revenue) and non-carriers (1.5% of 2006 revenue). Our network currently carries approximately 3.4 billion minutes of traffic per month and is capable of terminating calls to an estimated 201 million assigned telephone numbers.

Since commencing service in February 2004, we have grown rapidly. For the year ended December 31, 2006, we increased revenue to $52.9 million, an increase of 88.9% compared to the year ended December 31, 2005, and net income was approximately $4.7 million compared to a net loss of $0.5 million for the year ended December 31, 2005. For the six month period ended June 30, 2007, we increased revenue to $38.1 million, an increase of 57.4% compared to the six month period ended June 30, 2006, and net income was approximately $2.5 million, a decrease of approximately 34.5% compared to the six month period ended June 30, 2006. Our income from operations for the year ended December 31, 2006 was approximately $5.5 million, an increase of 532.4% compared to the year ended December 31, 2005. For the six month period ended June 30, 2007, our income from operations was approximately $7.0 million, an increase of approximately 61.9% compared to the six month period ended June 30, 2006.

Our Industry

According to the Local Exchange Routing Guide, an industry standard guide maintained by Telcordia that is used by carriers, there are approximately 1.4 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 722 million, or 52% of the total 1.4 billion, telephone numbers assigned primarily to competitive carriers.

Prior to the introduction of our services, competitive carriers had two alternatives for exchanging traffic between their networks. The two alternatives were interconnecting to the ILEC tandems or directly connecting individual switches, commonly referred to as “direct connects.” As the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier’s costs.

The following diagrams illustrate interconnecting via the ILEC tandem networks and an example of interconnecting via our managed tandem network.

The second alternative for exchanging traffic, prior to us, was directly connecting competitive carrier switches to each other. The capital and operating expense requirements, complexity and management challenges of establishing and maintaining direct connections generally makes them uneconomical for all but the highest traffic switch combinations and an impractical network-wide solution.

Our Services

Our services allow competitive carriers to exchange traffic between their networks without using an ILEC tandem or establishing direct connections. Each competitive carrier that connects to our network generally gains access to all other competitive carriers’ switches connected to our network.

Once connected to our network, carriers can route their traffic to other destinations (telephone numbers) that are addressable by our network. We charge on a per-minute basis for traffic switched by our network. We have an established system for monitoring and tracking customer traffic volumes, and have historically been able to predict these volumes with relative accuracy.

As a core component of our patented service offering, we actively manage network capacity between our tandem switches and customers’ switches. By monitoring traffic levels and projecting anticipated growth in traffic, we are generally able to provide on a timely basis additional circuits between customer switches and our network to meet increased demand.

Our managed tandem network includes technologically advanced Internet Protocol, or IP, and Time Division Multiplexing, or TDM, switching platforms linked together by an IP backbone. Our network is capable of automatically switching IP-originated or conventional TDM traffic to terminating carriers using either protocol. We support IP-to-IP, IP-to-TDM, TDM-to-IP and TDM-to-TDM traffic with appropriate protocol conversion and gateway functionality.

Our network currently connects 701 unique competitive carrier switches, creating up to 490,700 unique switch-to-switch routes serving an estimated 201 million telephone numbers assigned to these carriers. In the quarter ended June 30, 2007, our network carried approximately 3.4 billion minutes of traffic per month.

Our Strengths

We believe the following strengths differentiate us and position us for continued growth.

•	Market Leading Position. By being “first-to-market” in the metropolitan areas we serve, we have built significant scale for carrier interconnections and access to terminating telephone numbers.

•

Strong “Network Effect.”    The value of our service offering increases with the number of carriers and non-carriers connected to our network. The addition of each new customer to our network allows the new customer to route traffic to all of our existing customers and allows all of our existing customers to route traffic to the new customer.

•

Network-Neutral Position.    Unlike the ILECs, we are positioned as a neutral, third party tandem service provider and generally do not directly compete with our customers. Therefore, we do not have the traditional competitive tensions and conflicts of interest of an ILEC in providing tandem interconnection services.

•

Large and Growing Market.    The continuing shift of telecommunications traffic away from conventional ILEC phone lines to the wireless, VoIP, cable telephony and other wireline segments, provides opportunities for us to continue to expand our business. Our tandem network was designed to serve the interconnection needs of these rapidly growing segments of the communications market, and since the initiation of our service in 2004, we feel we have built strong relationships with a majority of the leading carriers in these segments, which we believe provides opportunities for us to grow with our customers.

•

Adaptable Technology and Proprietary Software Tools.    We believe the adaptability and flexibility of our technology enables us to provide more robust service offerings to interconnect a wider range of traffic types and to adapt our service offerings more efficiently than the ILECs.

•	Experienced Management Team. We have an experienced management team committed to further expanding our market position.

Our Strategy

Our strategy is focused on expanding our business by increasing the share of telecommunications traffic that our network can serve. Key elements of our expansion strategy include:

•	Broaden our geographic presence. Our managed tandem services are currently available in 47 markets, serving an estimated 201 million assigned telephone numbers out of a potential addressable market of 347 million telephone numbers assigned to competitive carriers in these 47 markets. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user, as described in “Glossary.” Our expected market expansion plan during the 12 months following June 30, 2007 includes 24 new markets. The new markets increase our potential addressable market coverage opportunity to an estimated 482 million telephone numbers assigned to competitive carriers.

•

Expand our customer base.    As our network expands, our market opportunity will include additional competitive carriers (particularly regional wireless carriers and cable companies) and non-carriers that are not in the markets we currently serve. Many of these potential customers are among the fastest growing carriers in their service areas.

•

Grow customer traffic.    Three factors principally drive traffic growth from customers: routing opportunities to new customers, routing opportunities in new markets and growth in our customers’ traffic volumes. As we add new customers to our network, we receive incremental revenue from the new customer and from all existing customers terminating traffic to the new customer. This “network effect,” our expansion strategy and focus on serving the fastest growing segments of the competitive telephony industry positions us well to grow customer traffic.

•

Increase the types of traffic we exchange.    Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. As a result, our service offerings now include the capability of switching and carrying traffic between multiple markets and among different types of customers.

Company Information

We were incorporated in Delaware on April 19, 2001. We commenced operations in November 2003 and began generating revenue with the launch of our service in February 2004. Our principal executive offices are located at One South Wacker Drive, Suite 200, Chicago, Illinois 60606. Our telephone number is (312) 384-8000. Our Web site address is http://www.neutraltandem.com. The information contained on our Web site is not to be considered a part of this prospectus.

THE OFFERING

Common stock offered:
By Neutral Tandem, Inc.	shares
By the selling shareholders	shares

Total	shares
Total common stock offered as a percentage of common stock outstanding immediately after this offering	%

Common stock to be outstanding immediately after this offering	shares

Use of proceeds

We estimate that we will receive net proceeds from our sale of shares of common stock in this offering of $                , assuming an initial public offering price of $         per share (based on the mid-point of the range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to fund the continued expansion of our business. Pending such use, the net proceeds will be used for working capital, capital expenditures and general corporate purposes. We currently cannot estimate the portion of the net proceeds which will be used for any specific purpose.

We will not receive any of the proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ symbol	“TNDM”

Unless the context requires otherwise, the number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2007. The number of shares of our common stock to be outstanding after this offering does not take into account:

•	shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2007 at a weighted average exercise price of $ per share;

•	an aggregate of shares of common stock that will be reserved for future issuances under our 2007 Long-Term Incentive Plan as of the closing of this offering; and

•

shares of our common stock issuable upon the exercise of outstanding warrants as of June 30, 2007 which shall be exercisable for an aggregate of              shares of common stock upon completion of the offering with a weighted average exercise price of $         per share.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option granted by the Company, and has been adjusted to reflect the automatic conversion of our outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock into an aggregate of                  shares of common stock upon the completion of this offering, the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws upon the completion of this offering.

Summary Condensed Consolidated Financial and Other Data

The following tables summarize our historical consolidated financial information and other data for the periods presented. The condensed consolidated financial information presented for the fiscal years ended December 31, 2004, 2005 and 2006 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The condensed consolidated financial information presented for the six months ended June 30, 2006 and 2007 and as of June 30, 2007, was derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The pro forma as adjusted balance sheet data as of June 30, 2007 give effect to this offering of common stock at a price of $         per share (based on the mid-point of the range set forth on the cover of this prospectus), the conversion of all of our preferred stock into an aggregate of              shares of common stock upon the closing of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.” This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The accompanying financial statements for the years ended December 31, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 have been restated. See note 3 to the consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
	(In thousands, except share data)
Statements of Operations
Revenue	$3,439	$27,962	$52,866	$24,184	$38,123
Operating Expense:
Network and Facilities Expense (excluding depreciation and amortization shown separately below)	2,027	11,349	21,305	9,396	13,218
Operations	2,704	8,189	11,613	5,166	8,380
Sales and marketing	775	1,360	1,553	795	843
General and administrative	2,310	3,053	4,166	1,821	3,906
Depreciation and amortization	655	3,141	7,160	2,703	4,971
Impairment of fixed assets	—	—	1,234	—	—
Loss (gain) on disposal of fixed assets	—	—	333	—	(161)

Total operating expense	8,471	27,092	47,364	19,881	31,157

Income (Loss) From Operations	(5,032)	870	5,502	4,303	6,966

Other (Income) Expense:
Interest expense	276	843	1,289	478	923
Interest income	(69)	(170)	(778)	(346)	(417)
Change in fair value warrants	—	674	832	425	1,631
Other income	—	(11)	—	—	—

Total other expense	207	1,336	1,343	557	2,137

Income (Loss) Before Income Taxes	(5,239)	(466)	4,159	3,746	4,829
Provision (Benefit) For Income Taxes	—	—	(499)	410	2,350

Net Income (Loss)	$(5,239)	$(466)	$4,658	$3,336	$2,479

Earnings (loss) per common share—basic(1)	$(1.02)	$(0.08)	$0.88	$0.63	$0.47
Earnings (loss) per common share—diluted(1)	$(1.02)	$(0.08)	$0.20	$0.14	$0.10
Pro forma earnings (loss) per common share—basic(2)			$0.24		$0.18
Pro forma earnings (loss) per common share—diluted(2)			$0.23		$0.17
Adjusted pro forma earnings (loss) per common share—basic(3)
Adjusted pro forma earnings (loss) per common share—diluted(3)
Weighted average common shares—outstanding—basic	5,117	5,628	5,293	5,326	5,319
Weighted average common shares—outstanding—diluted	5,117	5,628	23,481	23,765	24,634
Pro forma weighted average common shares—outstanding—basic(2)			23,126		23,319
Pro forma weighted average common shares—outstanding—diluted(2)			23,619		24,866
Adjusted pro forma weighted average common shares—outstanding—basic(3)
Adjusted pro forma weighted average common shares—outstanding—diluted(3)
Other Data:
Capital expenditures	$8,144	$13,977	$17,098	$7,331	$8,097
Cash flows from operating activities	$(4,572)	$2,147	$12,967	$7,119	$11,719
Cash flows from investing activities	$(10,030)	$(10,240)	$(12,719)	$(2,881)	$(7,886)
Cash flows from financing activities	$14,719	$9,185	$18,545	$15,398	$(3,788)
EBITDA(4)	$(4,377)	$3,348	$11,830	$6,581	$10,306
Adjusted EBITDA(4)	$(4,377)	$4,022	$12,662	$7,006	$11,937
Minutes of Use Billed (in millions)	1,022	10,428	24,749	10,846	18,463
Average Fee Per Billed Minute	$0.0034	$0.0027	$0.0021	$0.0022	$0.0021
Switch Locations Connected	95	320	553	415	701

	As of June 30, 2007
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(As Restated)	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$20,129	$20,129
Total current assets	34,376	34,376
Total assets	68,555	68,555
Total current liabilities	17,020	17,020
Total liabilities	29,006	25,374
Total preferred stock	38,000	—
Total shareholders’ equity	1,549	43,181

(1)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of preferred shares, stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(2)	Reflects the automatic conversion of our outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock into shares of common stock and the reclassification of warrants from liabilities to shareholders’ equity.
(3)	For the year ended December 31, 2006, the six months ended June 30, 2007 and as of June 30, 2007, reflects the automatic conversion of our outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock into shares of common stock, the reclassification of warrants to shareholders’ equity and the issuance of shares of our common stock pursuant to this offering. Further dilution will occur if the underwriters exercise their over-allotment option.
(4)

EBITDA is defined as net income (loss) before (a) interest expense, net (b) income tax expense and (c) depreciation and amortization. Adjusted EBITDA is defined as EBITDA as further adjusted to eliminate the change in the fair value of warrants. We believe that the presentation of EBITDA and Adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. We believe that EBITDA and Adjusted EBITDA facilitate company-to-company operating performance comparisons of companies within the same or similar industries by backing out differences caused by variations in capital structure, taxation and depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. These measures provide an assessment of controllable operating expenses and afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance. They provide an indicator for management to determine if adjustments to current spending decisions are needed. Furthermore, we believe that the presentation of EBITDA and Adjusted EBITDA has economic substance because it provides important insight into our profitability trends, as a component of net income, and allows management and investors to analyze operating results with and without the impact of depreciation and amortization, interest and income tax expense and the change in fair value or warrants. Accordingly, these metrics measure our financial performance based on operational factors that management can impact in the short-term, namely the operational cost structure and expenses of our business. In addition, we believe EBITDA and Adjusted EBITDA are used by securities analysts, investors and other interested parties in evaluating companies, many of which present an EBITDA measure when reporting their results. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. We disclose the reconciliation between EBITDA and net income (loss) below to compensate for this limitation.

While we use net income (loss) as a significant measure of profitability, we also believe that EBITDA, when presented along with net income (loss), provides balanced disclosure which, for the reasons set forth above, is useful to investors in evaluating our operating performance and profitability. EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income (loss) as calculated in accordance with generally accepted accounting principles as a measure of performance.

The following is a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
	(In thousands)

Net income (loss)	$(5,239)	$(466)	$4,658	$3,336	$2,479
Interest expense, net	207	673	511	132	506
Income tax (benefit) expense	—	—	(499)	410	2,350
Depreciation and amortization	655	3,141	7,160	2,703	4,971

EBITDA	$(4,377)	$3,348	$11,830	$6,581	$10,306
Change in fair value of warrants	—	674	832	425	1,631

Adjusted EBITDA	$(4,377)	$4,022	$12,662	$7,006	$11,937

RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risk Factors Related To Our Business

Failures or interruptions of our tandem network or the loss of, or damage to, a tandem network switch site could materially harm our revenues and impair our ability to conduct our operations.

We provide telecommunications services that are critical to the operations of our customers. Notably, our tandem network service is essential to the orderly operation of our customers’ telecommunications system because it enables competitive carriers to ensure that telephone calls are routed to the appropriate destinations. Our tandem network architecture is integral to our ability to process a high volume of transactions in a timely and effective manner. We could experience failures or interruptions of our tandem network and services, or other problems in connection with our operations, as a result of:

•	damage to, or failure of, our tandem network software or hardware or our connections and outsourced service arrangements with third parties;

•	errors in the processing of data by our systems;

•	computer viruses or software defects;

•	physical or electronic break-ins, sabotage, intentional acts of vandalism, natural disasters and similar events;

•	increased capacity demands or changes in systems requirements of our customers; or

•	errors by our employees or third-party service providers.

If we cannot adequately protect the ability of our tandem network to perform consistently at a high level or otherwise fail to meet our customers’ expectations:

•	we may be unable to provide and bill for services;

•

we may experience damage to our reputation, which may adversely affect our ability to attract or retain customers for our existing services, and may also make it more difficult for us to market our services;

•	we may be subject to significant damages claims, under our contracts or otherwise;

•	our operating expenses or capital expenditures may increase as a result of corrective efforts that we must perform;

•	our customers may postpone or cancel subsequently scheduled work or reduce their use of our services; or

•	one or more of our significant contracts may be terminated early, or may not be renewed.

Any of these consequences would adversely affect our revenues and performance.

We may not have sufficient redundant systems or back up facilities to allow us to receive and process calls in the event of a loss of, or damage to, a tandem network switch site. We could lose, or suffer damage to, a site in the event of power loss, natural disasters such as fires, earthquakes, floods and tornadoes, telecommunications failures, such as transmission cable cuts, or other similar events that could adversely affect our customers’ ability to access our tandem network services. Any such loss or damage could interrupt our operations, materially harm our revenues and growth and require significant cash expenditures to correct the failures caused by such loss or damage.

Regulatory developments could negatively impact our business.

The communications services industry is highly regulated by the federal government and the individual states. While the pricing of our services is generally not heavily regulated by the Federal Communications Commission, or FCC, or state utility agencies, these agencies have greater regulatory authority over the pricing of incumbent local exchange carriers, or ILECs, transit services, which generally sets the benchmark for the prices of competitive services that we offer. To the extent that the ILEC transit rates are reduced, it could have an adverse impact on us.

For example, in Michigan, in 2005, the Michigan Public Service Commission revised the maximum allowable rate that AT&T Inc., or AT&T, could charge for transit service based on AT&T’s total element long run incremental cost, or TELRIC, which was significantly below the rate previously charged by AT&T (previously SBC Communications). This decision had a significant impact on the profitability of our service in Michigan.

The FCC currently does not actively regulate the services we offer. If, however, the FCC determined, on its own motion or in response to a third party’s filing, that it should more actively regulate our services, the FCC could limit the rates we charge or require us to change other terms or conditions of our service offerings. For example, in 2001 the FCC initiated a proceeding to address intercarrier compensation issues, such as rules that require one carrier to make payments to another carrier for access to the other’s network. As part of that docket, on July 24, 2006, a group of large and rural local exchange carriers, or LECs, filed a proposal for intercarrier compensation reform at the FCC called the Missoula Plan, which includes provisions regarding tandem transit services. Under the Missoula Plan, tandem transit service would be provided at a rate not to exceed $0.0025 per minute of use for the first four years of the plan, and then increase with inflation. This rate is lower than the rates charged by the ILECs or by us in several of the markets in which we currently operate. The FCC currently is considering public comments on the Missoula Plan. Independent of or in combination with the Missoula Plan, the FCC could make significant changes in the pricing of transit traffic, including lowering the rate, freezing the rate or establishing uniform rates. In addition, from time to time, carriers that we connect with have requested that we pay them to terminate traffic, and this proceeding will likely address those rights or obligations.

As communications technologies and the communications industry continue to evolve, the statutes governing the communications industry or the regulatory policies of the FCC may change. If this were to occur, the demand and pricing for our tandem network services could change in ways that we cannot easily predict and our revenues could decline. These risks include the ability of the federal government, including Congress or the FCC, or state legislatures or agencies, to:

•	increase regulatory oversight over the services we provide;

•

adopt or modify statutes, regulations, policies, procedures or programs that are disadvantageous to the services we provide, or that are inconsistent with our current or future plans, or that require modification of the terms of our existing contracts, including reducing the rates for tandem services; or

•

adopt or modify statutes, regulations, policies, procedures or programs in a way that could cause changes to our operations or costs or the operations of our customers, including the pricing of our services to our customers.

We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect future regulation or deregulation may have on our business. Any of these government actions could have a material adverse effect on our business.

Consolidation in the industry, such as AT&T-BellSouth-Cingular, Verizon-MCI and SBC-AT&T, reduces the need for intercarrier transit service and may limit our growth opportunities.

Consolidation in the industry reduces the need for intercarrier transit services by reducing the number of carriers. As carriers merge, (i) the risks to our business of direct connections increases, see “—The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections” below, (ii) traffic that was carrier-to-carrier becomes intra-carrier traffic not normally addressable by us and (iii) in the case of consolidations involving an ILEC, such as AT&T or Verizon Communications Inc., or Verizon, previous transit traffic between competitive carriers and the carrier acquired by the ILEC now potentially becomes ILEC reciprocal compensation traffic and not transit traffic, and thus potentially not addressable by us. For example, as a result of the SBC-AT&T combination, beginning in the second quarter of 2006, the combined SBC and AT&T entity began reducing the amount of minutes of use processed by us. During our 2006 fiscal year, we processed approximately 55% fewer minutes from AT&T and SBC, as a combined entity, compared to our 2005 fiscal year. We have experienced growth notwithstanding this consolidation, but our ability to grow in the future could be adversely affected by greater consolidation.

Additionally, in connection with the merger of BellSouth Corp., or BellSouth, and AT&T, AT&T agreed not to seek an increase in its current transit rates for existing transit customers for 42 months in the AT&T and BellSouth incumbent local exchange carrier service territories. While having no direct regulatory impact on us, this rate freeze potentially limits our ability to enter certain new markets in states where the terms offered by AT&T would not be attractive. Further consolidation in the industry could lead to similar agreements which would limit our ability to grow revenues and may materially affect our results of operations.

Our top five customers represent in the aggregate a substantial portion of our revenue.

Our top five customers in the aggregate represented approximately 58% of our total revenues during the six months ended June 30, 2007. Our two largest customers, Sprint Nextel and T-Mobile, accounted for 25% and 14%, respectively, of our total revenues during the six months ended June 30, 2007. These customers could, at any time, solicit or receive proposals from other providers to provide services that are the same as or similar to ours. In addition, our contracts with these customers are non-exclusive, there are no volume or exclusivity commitments by customers under these contracts and any customer is able to discontinue the use of our services at any time.

We may lose business with any of these customers if we fail to meet our customers’ expectations, including for performance and other reasons, or if another provider offers to provide the same or similar services at a lower cost. In addition, competitive forces resulting from the possible entrance of a competitive provider could create significant pricing pressure, which could then cause us to reduce the selling price of our services in a manner that could have a material adverse effect on our business, prospects, financial condition and results of operations.

We could experience material variances in our revenues

We could experience material variances in our revenues due to events both under and outside of our control. For example, we could experience a material decline in the minutes of use that we process due to holidays or other seasonal variability, the timing of direct connects established between our customers, installation delays, the implementation of routing changes and traffic outages. If one or more of these events occur, especially with respect to one or more of our larger customers, it would cause a material decrease in our revenues and have a material adverse effect on our business and operating results.

We face competition from the traditional ILECs and expect to compete with new entrants to the tandem services market.

We face competition from the traditional ILECs and expect to compete with new entrants to the tandem services market. Competitors, such as Level 3 Communications, LLC and its subsidiary Broadwing

Communications, or Level 3, could threaten to disconnect direct interconnections or use other unforeseen tactics to compete with us. For example, in February 2007, Level 3 notified us that they were terminating two contracts under which we delivered transit traffic to Level 3. That same month, we began filing regulatory proceedings in eight states, asserting that we have the legal right to remain directly connected to Level 3 in order to terminate transit traffic to Level 3 on behalf of our third party carrier customers. After we commenced such state proceedings, Level 3 initiated regulatory proceedings in additional states. See “Business—Legal Proceedings.” Even if unsuccessful, Level 3’s actions could cause customers to use competing carriers’ services instead of our services, which could materially and adversely affect our results of operations and our business. Several recently decided regulatory rulings in connection with Level 3 were made in our favor. However, Level 3 has appealed the ruling in Illinois and is seeking reconsideration of the ruling in Georgia. Level 3 may also seek reconsideration of, appeal or otherwise challenge one or more of any other of the rulings made in our favor. Although we believe our position is meritorious and will continue to assert it vigorously in any such proceeding, there can be no assurance that we will prevail. Our efforts therefore in connection with these proceedings or responding to other actions could have an adverse impact on us if we do not prevail in one or more proceedings, or, even if we do prevail, because of legal costs, diversion of management resources and other factors. We currently terminate traffic to Level 3 in eight states. The traffic we terminated to Level 3 in these eight states accounted for approximately 10.6% of our total traffic during the first six months of 2007.

The market for our services is competitive and increased adoption of IP switching technologies could increase the competition we face from direct connections.

The most natural form of competition we face is direct connection between our customers. When there is a significant amount of traffic between two switches, there is an economic incentive to directly connect and remove intermediate switching. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the increased risk that they will direct connect switch paths that exchange significant traffic and remove that traffic from our tandems. The risk of direct connections is increased as more carriers move to an IP-based interface, because direct connecting between two Internet Protocol, or IP, based carriers is less complex than establishing multiple direct connections between carriers’ switch pairs, thus enabling more direct connections. In addition, consolidation among telecommunications carriers can stimulate the risk of direct connections by increasing both the incentive and feasibility of executing direct connections. For example, we have noticed that certain competitive carriers established direct connections following completion of a business combination.

In addition to direct connections, our services most frequently compete against the legacy ILEC services. As such, we face competition from large, well-funded ILECs that also provide transit services and for whom transit services are a relatively small percentage of total revenues. Additionally, other companies may be focusing resources on developing and marketing services that will compete with us.

We expect competition to intensify in the future, especially due to the adoption of IP-based switching by telecommunications carriers, which is likely to increase competition from direct connections. Some of our current and potential competitors have significantly more employees and greater financial, technical, marketing, research and development, intellectual property development and protection and other resources than us. Also, many of our current and potential competitors have greater name recognition that they can use to their advantage. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, ILECs could lower their rates or bundle other services with their transit services to compete with us. Furthermore, changes in switching technology have lowered the cost of entry into our business which could promote additional competition. Increased competition could result in fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which could harm our business.

Our failure to achieve or sustain market acceptance at desired pricing levels could impact our ability to maintain profitability or positive cash flow.

Our competitors and customers may cause us to reduce the prices we charge for services. The primary sources of pricing pressure include:

•

competitors offering our customers services at reduced prices, or bundling and pricing services in a manner that makes it difficult for us to compete. For example, a competing provider of transit services might offer its services at lower rates than we do, or bundle it with other services, such as inexpensive long distance services;

•

customers with a significant volume of transactions have in the past and may in the future use their enhanced leverage in pricing negotiations with us. For example, from time to time, carriers that we connect with have requested that we pay them to terminate traffic. In the future, such carriers may increase the amount that they request we pay them or other customers may request that we pay them to terminate traffic; and

•	if our prices are too high, potential customers may find it economically advantageous to handle certain functions internally using direct connections instead of using us.

We may not be able to offset the effects of any price reductions by increasing the number of transactions we handle or the number of customers we serve, by generating higher revenues from new or enhanced services or by reducing our costs.

We have a limited operating history as a company and as a tandem network for communications services providers. If we are unable to overcome the difficulties frequently encountered by early stage companies, our business could be materially harmed.

We began our commercial operations in November 2003. We have experienced, and expect to continue to experience, risks and difficulties frequently encountered by companies in an early stage of commercial development in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

•	generate sufficient usage of our tandem network by our carrier customers;

•	maintain and attract a sufficient number of customers to our tandem network to achieve and sustain profitability;

•	execute our business strategy successfully, including successful execution of our new Voice over Internet Protocol, or VoIP, services;

•	manage our expanding operations; and

•	upgrade our technology, systems and network infrastructure to accommodate increased traffic and transaction volume and to implement new features and functions.

Our failure to overcome these risks and difficulties and the risks and difficulties frequently encountered by early stage companies could adversely affect our results of operations which could impair our ability to raise capital, expand our business or continue our operations.

If we are unable to manage our growth or establish new tandem network switch sites, or do not adequately control expenses associated with the establishment of new sites, our results of operations could be adversely affected.

Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. As part of our growth strategy, we intend to establish new tandem network switch sites, particularly in new geographic markets. We will face various risks associated with identifying, obtaining and integrating attractive tandem network switch sites, cost estimation errors or overruns, interconnection delays, material delays or shortages, our inability to obtain necessary permits on a timely basis, if at all, and other factors, such as regulatory developments, many of which are beyond our control and all of which could delay the establishment of any new sites. We may not be able to establish and operate new tandem network switch sites on a timely or profitable basis. Establishment of new sites will increase our operating expenses, including lease expenses, expenses associated with hiring, training, retaining and managing new employees, purchasing new equipment, implementing new systems and incurring additional depreciation expense. If we are unable to successfully manage our growth without compromising our quality of service and our profit margins, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, or if we are unable to control our costs as we establish additional tandem network switch sites and expand in geographically dispersed locations, our business, prospects, financial condition or results of operations could be adversely affected.

During the six months ended June 30, 2007, we delivered 58% of our terminating transit traffic to five carriers.

We generate revenue from our transit services by charging transit fees to the originating carrier of the call on a minute(s) of use basis. During the six months ended June 30, 2007, we delivered 58% of this traffic to five carriers, including Level 3, with which we are currently involved in various disputes. See “Business—Legal Proceedings.” If for any reason we are unable to terminate transit traffic to any one of these five carriers or a material amount of terminating traffic to any other carrier(s), we would be unable to generate revenue from our customer originating the calls to such terminating carriers, which could have a material adverse effect on our results of operations and financial condition.

Carriers may refuse to directly interconnect with us and consequently, we would be unable to terminate our customers’ transit traffic to them.

By operating as a common carrier, we benefit from certain legal rights established by federal and state statutes. We have used these rights to gain interconnection with the incumbent telephone companies. We have also used these rights to request interconnection with competitive carriers for the termination of transit traffic to carriers that decide for whatever reason not to utilize our transit service. If the FCC or a state takes the position that it does not have jurisdiction over such interconnection or over the regulation of competitive transit services generally, we may be unable to assert successfully a legal right to terminate transit traffic to a carrier that refuses to accept terminating traffic from us on reasonable or any terms. Such inability to terminate traffic may have a material adverse effect on our business. Furthermore, even if the FCC or a state asserts jurisdiction over interconnection or the regulation of competitive transit service, there can be no assurance that the FCC or the state will order a carrier to accept terminating traffic from us on commercially reasonable terms. While our experience has been that competitive carriers usually accommodate such requests, and often become users of our transit service as well, we are pursuing a petition to the FCC against Cellco Partnership LLC, doing business as Verizon Wireless, related to its refusal of such a request. There can be no assurance regarding how, whether, or when the Verizon Wireless petition will be resolved. In addition, there are multiple state regulatory proceedings pending against Level 3 related to their refusal to continue to accept such traffic. See “Business—Legal Proceedings.” Although the initial rulings in some of the Level 3 proceedings have generally been in our favor and we continue to terminate traffic to Level 3 in eight states, there can be no assurance regarding how, whether, or when each Level 3 matter will be finally resolved, including those matters for which Level 3 seeks reconsideration or appeals. In addition, other carriers in the future may similarly refuse to terminate traffic at all or on terms that are reasonable to us, or may claim rulings in our favor do not apply to them and refuse to interconnect with us. If under applicable law or otherwise we are unable to terminate transit traffic to any carriers under reasonable terms, such a result could materially and adversely affect our business and the attractiveness of our service offerings. Moreover, even if we prevail in any legal or regulatory proceeding, our efforts could have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Our ability to sell our services depends in part on the quality of our support and service offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and operating results.

Once our services are deployed, our customers depend on our support organization to resolve any issues. A high level of support is critical for the successful marketing and sale of our services. If we do not effectively assist carriers in deploying our services, succeed in helping carriers quickly resolve post-deployment issues and provide effective ongoing support, it will adversely affect our ability to sell our services. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business and operating results.

Security breaches could also adversely affect our business and our customers’ confidential information, which could result in us being subject to legal liability and our reputation could be harmed.

Our tandem network may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to our switch sites or our databases, a security or privacy breach could result in an interruption of service or reduced quality of service, which could cause harm to our business and reputation and could result in a loss of customers. Any breach of security relating to our customers’ confidential information could result in legal liability to us and a reduction in use of our services or cancellation of our services, either of which could materially harm our business. Our personnel often receive highly confidential information from our customers that is stored in our files and on our systems. Similarly, we receive sensitive pricing information that has historically been maintained as a matter of confidence with our customers.

We currently have practices, policies and procedures in place to ensure the confidentiality of our customers’ information. However, our practices, policies and procedures to protect against the risk of inadvertent disclosure or unintentional breaches of security might fail to adequately protect information that we are obligated to keep confidential. We may not be successful in adopting more effective systems for maintaining confidential information, so our exposure to the risk of disclosure of the confidential information of our customers may grow as we expand our business and increase the amount of information that we possess. If we fail to adequately maintain our customers’ confidential information, some of our customers could end their business relationships with us and we could be subject to legal liability.

The failure of the third-party software and equipment we use in our tandem network could cause interruptions or failures of our systems.

We incorporate hardware, software and equipment and license technologies developed by third-parties in our tandem network. Our third-party vendors include, among others, Nortel Networks Corp. and Sonus Networks, Inc., our switch vendors, Cisco Systems, Inc. and Oracle, for database systems and software, and various network services suppliers, such as AT&T, Verizon, Qwest, and Transaction Network Services Inc. and various competitive access providers for transport and Signaling System 7 services. As a result, our ability to provide tandem network services depends in part on the continued performance and support of the third-party products on which we rely. In addition, we have only recently begun to use Sonus to supply switches and, therefore, our relationship and operating history with Sonus is limited. If these products experience failures or have defects and the third parties that supply the products fail to provide adequate support, this could result in or exacerbate an interruption or failure of our systems or services.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general availability of electrical resources.

Our tandem network switch sites are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages caused by these shortages, such as those that occurred in the northeast region of the United States in 2003 and in the southeast region of the United States in 2005, and limitations of adequate power resources. We may not be able to pass on to our customers significant increases in the cost of power and power outages could disrupt the services we provide and reduce our revenues. Power outages, which last beyond our backup and alternative power arrangements, could harm our business and expose us to claims by customers.

A decline in the volume of traffic or transactions we handle could have a material adverse effect on our business, prospects, financial condition and results of operations.

We earn revenues for the vast majority of the services that we provide on a per minute or per transaction basis. There are no minimum revenue requirements in our contracts, which means that there is no limit to the potential adverse effect on our revenues from a decrease in our transaction volumes. As a result, if our customers cease, or participants reduce, their usage of our services from their current levels, our revenues and results of operations will immediately suffer because there is no contractual requirement for the purchase of our services. For example, if competitive carriers develop internal systems to address their transit traffic needs, including direct connections, or if the cost of such transactions makes it impractical for a given carrier to use our services for these purposes, we may experience a reduction in transaction volumes. Finally, the trends that we believe will drive the future demand for our tandem network services, such as the growth of wireless services, and pressure on carriers to reduce costs, may not actually result in increased demand for our services, which would harm our future revenues and growth prospects.

We may be unable to complete suitable acquisitions, or we may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

In the future, we may selectively pursue acquisitions to grow our business. We do not currently have any commitments, contracts or understandings to acquire any specific businesses or other material operations. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. At times, acquisition candidates may have liabilities, neutrality-related risks or adverse operating issues that we fail to discover through due diligence prior to the acquisition. The failure to discover such issues prior to such acquisition could have a material adverse effect on our business and results of operations.

Failure to comply with neutrality positioning could result in loss of significant business.

We have positioned ourselves against ILECs as a neutral, third-party provider of tandem network services. Our failure to continue to adhere to this neutrality positioning (for example, by competing with any of our customers in any of their core businesses) may result in lost sales or non-renewal of contracts, any one of which could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, we have begun providing national transit services which can be viewed by some of our customers as being competitive with their wholesale transport services.

Our senior management is important to our customer relationships, and the loss of one or more of our senior managers could have a negative impact on our business.

We believe that our success depends in part on the continued contributions of our senior management. We rely on our executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team have established and maintain with our customers and our regulators contribute to our ability to maintain good customer relations. The loss of key members of senior management could impair our ability to identify and secure new contracts and otherwise to manage our business.

We must recruit and retain skilled employees to succeed in our business.

We believe that an integral part of our success is our ability to recruit and retain employees who have advanced skills in the tandem network services that we provide and who work well with our customers in the regulated environment in which we operate. In particular, we must hire and retain employees with the technical expertise and industry knowledge necessary to maintain and continue to develop our operations and must effectively manage our growing sales and marketing organization to ensure the growth of our operations. Our future success depends on the ability of our sales and marketing organization to establish direct sales and to develop multiple services. The employees with the skills we require are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees at all levels, our ability to maintain and grow our business could be negatively impacted.

We may need additional capital in the future and it may not be available on acceptable terms.

We have historically relied on outside financing and cash flow from operations to fund our operations, capital expenditures and expansion. However, we may require additional capital in the future to fund our operations, make an acquisition, finance investments in equipment or infrastructure, or respond to competitive pressures or strategic opportunities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In addition, the terms of available financing may place limits on our financial and operating flexibility. If we are unable to obtain sufficient capital in the future, we may face the following risks:

•	we may not be able to continue to meet customer demand for service quality, availability and competitive pricing;

•	we may be forced to reduce our operations;

•	we may not be able to expand or acquire complementary businesses;

•	we may not be able to develop new services or otherwise respond to changing business conditions or competitive pressures; and

•	we may not be able to adequately maintain or upgrade our systems and technology.

We have depended on equity financings and credit facilities to meet our cash requirements, which may not be available to us in the future on favorable terms, if at all. We may require substantial additional funds to execute our business plan and, if additional capital is not available, we may need to limit, scale-back or cease our operations.

We have depended upon equity financings, as well as borrowings under our credit facilities, to meet our cash requirements in each quarterly and annual period since we began our operations in November 2003. We expect to meet our cash requirements for the next 12 months through a combination of cash flow from operations, existing cash, cash equivalents and short-term investments and net proceeds from this offering. If our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from our business, we may require additional financing sooner than anticipated.

Our current credit facility with an affiliate of Western Technologies Inc. matures in several installments beginning in May 2007 and ending in March 2010. We may default under this facility or may not be able to renew this credit facility upon expiration or on acceptable terms. In addition, we may seek additional funding in the future and intend to do so through public or private equity and debt financings. Additional funds may not be available to us on acceptable terms or at all. If we are unable to obtain funding on a timely basis, we may not be able to execute our business plan. As a result, our business, results of operations and financial condition could be adversely affected and we may be required to significantly curtail or cease our operations.

If we do not maintain or generate significant revenues, we may not remain profitable.

Although we achieved net income of approximately $4.7 million for the year ended December 31, 2006 and $2.5 million for the six months ended June 30, 2007, we expect to incur significant future expenses, particularly with respect to the development of new services, deployment of additional infrastructure, expansion in strategic markets and additional legal costs. To remain profitable, we must continue to increase the usage of our tandem network by our customers and attract new customers. We must also deliver superior service to our customers, mitigate the effects of consolidation and develop and commercialize new products and services. We may not succeed in these activities and may never generate revenues that are significant or large enough to sustain profitability on a quarterly or annual basis. A substantial portion of our revenues are derived from fees that we charge our customers on a per-minute basis. Therefore, a general market decline in the price for tandem network services may adversely affect the fees we charge our customers and could materially impact our future revenues and profits.

If we do not adapt to rapid technological change in the communications industry, we could lose customers or market share.

Our industry is characterized by rapid technological change and frequent new service offerings. Significant technological changes could make our technology and services obsolete or inefficient on a relative basis. We must adapt to our rapidly changing market by continually improving the features, functionality, reliability and responsiveness of our addressing, interoperability and infrastructure services, and by developing new features, services and applications to meet changing customer needs. We cannot ensure that we will be able to adapt to these challenges or respond successfully or in a cost-effective way. Our failure to do so would adversely affect our ability to compete and retain customers or market share. Although we currently provide our services primarily to traditional telecommunications companies, many existing and emerging companies are providing, or propose to provide, voice services using new technologies. Our future revenues and profits will depend, in part, on our ability to provide new technologies to competitive carriers. We will need to spend significant amounts of capital to enhance and expand our services and continue to improve operating efficiencies. Failure to do so may materially harm our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, advisors and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we are not able to obtain and enforce patent protection for our methods and technologies, competitors may be more easily able to compete with us, our ability to successfully operate our network may be disrupted and our ability to operate our business profitably may be harmed.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some of our current or future methods and technologies. Because patent applications in the United States are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in industry-related literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may not be able to obtain adequate patent protection and competitors would be more easily able to compete with us. Moreover, we may even be required to obtain licenses under third-party patents. If licenses are not available to us on acceptable terms, or at all, we will not be able to operate our network and competitors would be more easily able to compete with us.

The process of obtaining patent protection is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology.

Our pending patent applications may not result in issued patents. The patent position of technology-oriented companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings and the risk of such claims being invalidated by infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, once they have been issued, our patents and any patent for which we have licensed or may license rights may be challenged, narrowed, invalidated or circumvented. If our patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially and adversely affected.

Others may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which would be uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations.

If any parties successfully claim that our creation, offer for sale, sale, import or use of technologies infringes upon their intellectual property rights, we might be forced to incur expenses to litigate the claims, pay damages, potentially including treble damages, if we are found to have willfully infringed such parties’ patents or copyrights. In addition, if we are unsuccessful in litigation, a court could issue a permanent injunction preventing us from operating our network or commercializing our product and service candidates for the life of the patent that we have been deemed to have infringed. Litigation concerning patents and other forms of intellectual property and proprietary technologies, is becoming more widespread and can be protracted and expensive, and can distract management and other key personnel from performing their duties for us.

Any legal action against us claiming damages and seeking to enjoin commercial activities relating to the affected methods, processes, products and services could, in addition to subjecting us to potential liability for damages, require us to obtain a license in order to continue to operate our network or market the affected product and service candidates. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to effectively operate our network or market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

From time to time we have received and we may in the future receive notices or inquiries from other companies regarding our services or the manner in which we operate our network suggesting that we may be infringing a pre-existing patent or we need to license use of their patents to avoid infringement. Such notices may, among other things, threaten litigation against us. As we have in the past, we will actively review the request and determine whether there is any validity to the request and seek to resolve the matter. Litigation over patent rights and other intellectual property rights is not uncommon with respect to network technologies, and sometimes involves patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence. There can be no assurance that holders of patents will not pursue any claim against us in the future if they believe their patents are being infringed by our network or service offerings.

Risk Factors Related To This Offering

Our stock price is likely to be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for quotation on the NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to sell any shares of common stock that you purchase at or above the initial public offering price.

The market prices for securities of telecommunications companies have historically been volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	failure of our offerings to achieve commercial success;

•	passage of various laws and governmental regulations governing Internet-related services and communications-related services;

•	failure of or disruption to our physical infrastructure or services;

•	conditions or trends in the Internet, technology and communications industries;

•	the addition or departure of any key employees;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	litigation involving ourselves or our general industry or both;

•	investors’ general perception of us, our services, the economy and general market conditions;

•	developments or disputes concerning our patents or other proprietary rights; and

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

If any of these factors causes an adverse effect on our business, results of operations or financial condition, the price of our common stock could fall.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based on the initial public offering price of $         per share (based on the mid-point of the range set forth on the cover of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately         % of the total amount invested by stockholders since our inception, but will own only approximately         % of the shares of common stock outstanding.

This dilution primarily is due to our investors who purchased shares prior to this offering having paid at the time of their purchase substantially less than the price offered to the public in this offering. In addition, as of June 30, 2007, options to purchase              shares of common stock at a weighted average exercise price per share of $         were outstanding and warrants to purchase shares              of our preferred stock which shall be exercisable for an aggregate of shares of our common stock upon completion of the offering, with a weighted average exercise price per share of $         were outstanding. The exercise of any of these options or warrants would result in additional dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less for their shares than the purchase price paid in this offering in the event of a liquidation.

Two of our stockholders are expected to hold a significant block of shares in us after completion of this offering and, as a result, will continue to have significant influence over us.

Upon completion of this offering, representatives of New Enterprise Associates, or NEA, and DCM, significant shareholders of us, will serve on our board of directors and we anticipate that representatives of NEA and DCM will continue to serve on our board of directors in the future. See “Certain Relationships and Related Transactions—Board of Directors, Management Rights Agreements and Observation Rights Agreements.” As a result of their substantial ownership interest, NEA and DCM may have the ability to significantly influence the outcome of a vote by our stockholders in respect of these matters and their interests could conflict with your interests.

If there are substantial sales of our common stock, our stock price could decline.

If our stockholders sell large numbers of shares of our common stock or the public market perceives that stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

After this offering, we will have outstanding                  shares of common stock, based on the number of shares outstanding as of June 30, 2007. This includes an aggregate of                  shares that we and the selling shareholders are selling in this offering, which may be resold in the public market immediately, and excludes any issuances of common stock after June 30, 2007. The remaining                  shares, or         % of our outstanding shares after this offering, are currently restricted as a result of the application of securities laws or by virtue of lock-up agreements entered into with the underwriters in connection with this offering, but will be able to be sold in the near future as set forth below.

Following this offering, changes in our capital structure and level of indebtedness and the terms of such indebtedness could adversely affect our business and liquidity position.

As of June 30, 2007, our outstanding indebtedness was approximately $10.3 million. Following this offering, our level of indebtedness, including borrowings under our credit agreement, may increase from time to time for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Future consolidated indebtedness levels could materially affect our business because:

•

a substantial portion of our cash flow from operations would be dedicated to interest payments on such indebtedness and not available for other purposes, which amount would increase if prevailing interest rates rise;

•	it may materially limit or impair our ability to obtain further financing;

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and

•	it may limit our ability to pay dividends.

In addition, our credit agreement limits our ability to enter into various transactions and may further limit entering into various transactions following this offering. If we were to default on any of our indebtedness, or if we were unable to obtain necessary liquidity, our indebtedness would become due and payable immediately and our business could be adversely affected.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Anti-takeover provisions under Delaware law and in our amended and restated certificate of incorporation and bylaws could diminish the value of our common stock and could make a merger, tender offer or proxy contest difficult or could impede an attempt to replace or remove our directors.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable or make it more difficult for stockholders to replace directors even if stockholders consider it beneficial to do so. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	require that directors only be removed from office for cause and by the affirmative vote of the holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors;

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	authorize the issuance of authorized but unissued shares of common stock and preferred stock without stockholder approval, subject to the rules and regulations of The NASDAQ Stock Market;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for us. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we do not intend to do so.

These provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We would incur increased costs following this offering as a public company, including as a result of recently enacted and proposed changes in laws and regulations.

Following the completion of this offering, we will become a publicly traded company and, accordingly, subject to the U.S. securities laws and listing requirements of The NASDAQ Stock Market. As a public company, we will be required to prepare and file annual and quarterly reports, proxy statements and other information with the SEC and furnish certain of this information to stockholders. Furthermore, recently enacted and proposed changes in the laws and regulations affecting public companies, including the Sarbanes-Oxley Act of 2002 and rules of the SEC, and the listing requirements of The NASDAQ Stock Market, are expected to further increase the costs of operating as a public company. The new rules could also make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. As a result of the foregoing, we expect that following the completion of this offering our legal, accounting, insurance, investor relations and other related costs will be higher than if we remained a privately held company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we make. We do not assume any obligation to update any forward-looking statements.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any material misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in this offering will be approximately $                     ($                 if the underwriters exercise their over-allotment option), based on the initial public offering price of $                 per share (based on the mid-point of the range set forth on the cover of this prospectus) of common stock and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders. We intend to use the net proceeds to fund the continued expansion of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations “ and “Business—Our Strategy” for a discussion of the markets in which we currently operate and our strategy for entering new markets during the next twelve months. Pending such use, the net proceeds will be used for working capital, capital expenditures and general corporate purposes. We currently cannot estimate the portion of the net proceeds that will be used for any specific purpose.

In addition, we may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments.

DIVIDEND POLICY

We have never paid a cash dividend on our common stock. We currently are prohibited from paying dividends under our existing bank credit agreement. The payment of future dividends will depend on our earnings, cash needs, terms of debt agreements, and other factors that our board of directors deems relevant from time to time.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2007:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect the issuance and sale of                  shares of common stock pursuant to this offering, assuming an offering price of $         per share (based on the mid-point of the range set forth on the cover page of this prospectus), the application of the proceeds therefrom as described in “Use of Proceeds” and the conversion of all of our preferred stock into an aggregate of                  shares of common stock upon the closing of this offering.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	(unaudited)
	(In thousands)
Long-term debt:
Term credit agreement(1)	$10,083	$

Total long-term debt	$10,083	$
Series A convertible preferred stock; $0.001 par value; 9,200,000 shares authorized; 9,000,000 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	9,000
Series B-1 convertible preferred stock; $0.001 par value; 5,830,228 shares authorized; 5,737,416 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	8,500
Series B-2 convertible preferred stock; $0.001 par value; 1,374,752 shares authorized; 1,352,867 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	8,500
Series C convertible preferred stock; $0.001 par value; 2,009,947 shares authorized; 1,909,947 shares issued and outstanding, actual; and no shares issued and outstanding, as adjusted	12,000
Shareholders’ equity:
Preferred Stock, $0.001 par value, no shares authorized, no shares issued and outstanding, actual; no shares authorized, 50,000 shares issued and outstanding, as adjusted	—
Common stock, $0.001 par value; 28,500,000 shares authorized; 5,319,434 shares issued and outstanding, actual; 120,000,000 shares authorized, as adjusted and 29,569,664 shares issued and outstanding, as adjusted	6
Additional paid-in capital	1,241
Accumulated other comprehensive loss, net of tax	—
Retained earnings	302

Total shareholders’ equity	1,549

Total capitalization	$49,632	$

(1)	The amount outstanding under the term credit agreement is less the approximately $0.2 million discount on debt associated with the issuance of warrants. Our existing term credit agreement provides for credit borrowings of up to $19.5 million. As of June 30, 2007, we did not have any available borrowing capacity.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock offered hereby will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Assuming conversion of our shares of preferred stock into                  shares of common stock, our net tangible book value as of June 30, 2007 was $             million, or $             per share of our common stock. This represents an immediate dilution of $             per share to new investors (based on an assumed initial public offering price of $             per share (based on the mid-point of the range set forth on the cover of this prospectus)). The following table illustrates this per share dilution in pro forma net tangible books value to new investors:

Initial public offering price per share		$
Net tangible book value (deficit) per share as of June 30, 2007	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

The following table summarizes, on an as adjusted basis as of June 30, 2007, the total number of shares of our common stock, the total consideration paid to and the average price per share paid by existing shareholders and new investors, calculated before deducting the underwriting discounts and commissions and estimated offering expenses based on an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover of this prospectus).

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(In thousands, except share data)
Existing shareholders			%	$		%	$
New investors

Total			%	$		%	$

If the underwriters exercise their over-allotment option in full, the number of shares of our common stock held by new investors will increase to              (which includes the              shares of common stock being sold by selling shareholders), or approximately         % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and tables are based upon the number of shares of our common stock issued and outstanding on June 30, 2007 and exclude shares of our common stock issuable upon exercise of options and warrants outstanding on June 30, 2007. As of that date, there were              shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $         per share and              shares of our preferred stock issuable upon the exercise of warrants at a weighted average exercise price of $         per share. To the extent the options or warrants are exercised, additional shares of our common stock will be issued, and there will be further dilution to new investors. Using the assumptions set forth above, if all such options and warrants outstanding as of June 30, 2007 exercised immediately after the initial public offering, the dilution in net tangible book value per share to new investors would be $             per share.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information presented as of December 31, 2003 and 2004 and for the fiscal years ended December 31, 2003 was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, which are not included in this prospectus. The consolidated financial information presented as of December 31, 2005 and 2006 and for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, was derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included elsewhere in this prospectus. The consolidated financial information presented as of June 30, 2006 and for the six months ended June 30, 2006 and June 30, 2007, was derived from our unaudited consolidated financial statements, and are included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007. The pro forma as adjusted balance sheet data as of June 30, 2007 give effect to this offering of common stock at a price of $             per share (the midpoint of the range set forth on the cover of this prospectus), the conversion of all of our preferred stock into an aggregate of                  shares of common stock upon the closing of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.” This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The accompanying selected financial data for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007 have been restated. See note 3 to the consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,				Six Months Ended June 30,
	2003	2004	2005	2006	2006	2007
			(As Restated)	(As Restated)	(As Restated)	(As Restated)
	(In thousands, except share data)
Statements of Operations
Revenue	$—	$3,439	$27,962	$52,866	$24,184	$38,123
Operating Expense:
Network and Facilities Expense (excluding depreciation and amortization shown separately below)	13	2,027	11,349	21,305	9,396	13,218
Operations	155	2,704	8,189	11,613	5,166	8,380
Sales and marketing	69	775	1,360	1,553	795	843
General and administrative	449	2,310	3,053	4,166	1,821	3,906
Depreciation and amortization	2	655	3,141	7,160	2,703	4,971
Impairment of fixed assets	—	—	—	1,234	—	—
Loss (gain) on disposal of fixed assets	—	—	—	333	—	(161)

Total operating expense	688	8,471	27,092	47,364	19,881	31,157

Income (Loss) From Operations	(688)	(5,032)	870	5,502	4,303	6,966

Other (Income) Expense:
Interest expense	8	276	843	1,289	478	923
Interest income	(6)	(69)	(170)	(778)	(346)	(417)
Change in fair value of warrants	—	—	674	832	425	1,631
Other income	—	—	(11)	—	—	—

Total other expense	2	207	1,336	1,343	557	2,137

Income (Loss) Before Income Taxes	(690)	(5,239)	(466)	4,159	3,746	4,829
Provision (Benefit) For Income Taxes	—	—	—	(499)	410	2,350

Net Income (Loss)	$(690)	$(5,239)	$(466)	$4,658	$3,336	$2,479

Earnings (loss) per common share—basic(1)	$(0.14)	$(1.02)	$(0.08)	$0.88	$0.63	$0.47
Earnings (loss) per common share—diluted(1)	$(0.14)	$(1.02)	$(0.08)	$0.20	$0.14	$0.10
Pro forma earnings (loss) per common share—basic(2)				$0.24		$0.18
Pro forma earnings (loss) per common share—diluted(2)				$0.23		$0.17
Adjusted pro forma earnings (loss) per common share—basic(3)
Adjusted pro forma earnings (loss) per common share—diluted(3)
Weighted average common shares outstanding—basic	4,918	5,117	5,628	5,293	5,326	5,319
Weighted average common shares outstanding—diluted	4,918	5,117	5,628	23,481	23,765	24,634
Pro forma weighted average common shares—outstanding—basic(2)				23,126		23,319
Pro forma weighted average common shares—outstanding—diluted(2)				23,619		24,866
Adjusted pro forma weighted average common shares—outstanding—basic(3)
Adjusted pro forma weighted average common shares—outstanding—diluted(3)

	As of December 31,				As of June 30,		As of June 30, 2007
	2003	2004	2005	2006	2006	2007	Pro Forma(2)	Pro Forma As Adjusted(3)
			(As Restated)	(As Restated)	(As Restated)	(As Restated)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$82	$199	$1,291	$20,084	$20,927	$20,129	$20,129	$
Total current assets	6,710	9,715	10,566	31,525	27,490	34,376	34,376
Total assets	8,024	19,330	31,224	61,991	56,091	68,555	68,555
Total current liabilities	123	3,579	6,895	13,325	13,519	17,020	17,020
Total liabilities	123	7,769	11,833	25,356	21,357	29,006	25,374
Total preferred stock	8,723	17,500	26,000	38,000	38,000	38,000	—		—
Total shareholders’ equity (deficit)	(822)	(5,939)	(6,609)	(1,365)	(3,266)	1,549	43,181

(1)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of preferred shares, stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(2)	Reflects the automatic conversion of our outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock into shares of common stock and the reclassification of warrants from liabilities to shareholders’ equity.
(3)	For the year ended December 31, 2006, the six months ended June 30, 2007 and as of June 30, 2007, reflects the automatic conversion of our outstanding shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock into shares of common stock, the reclassification of warrants from liabilities to shareholders’ equity and the issuance of shares of our common stock pursuant to this offering. Further dilution will occur if the underwriters exercise their over-allotment option.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with our audited and unaudited consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our business. See “Cautionary Note Regarding Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industries in which we operate and that apply to an investment in our common stock, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements. The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” gives effect to the restatement as discussed in note 3 to the consolidated financial statements included elsewhere in this prospectus.

Overview

We provide tandem interconnection services principally to competitive carriers, including wireless, wireline, cable telephony and VoIP companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the primary method for competitive carriers to exchange traffic was through the use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under certain interpretations of the Telecommunications Act, ILECs are required to provide tandem switching to competitive carriers. For tandem transit services, ILECs generally set per minute rates and other charges according to mandated rate schedules (including varying rates) set by state public utility commissions. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers and non-carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

We have 79 signed agreements with major competitive carriers and non-carriers and we operate in 47 markets. Currently, we provide service to several competitive carriers and non-carriers in the United States, including wireless carriers such as Sprint Nextel Corp., T-Mobile USA, Inc., MetroPCS Wireless Inc., AT&T Mobility LLC and U.S. Cellular Corporation (these wireless carriers represented 53.9% of our total 2006 fiscal year revenues); wireline carriers such as AT&T, McLeodUSA Inc., MCI/Verizon Business and XO Communications Inc. (these wireline carriers represented 14.5% of our total 2006 fiscal year revenues); cable companies such as Comcast Cable Communications, Inc., Cablevision Systems Corporation, RCN Corporation and Cox Communications Inc. (these cable carriers represented 13.4% of our total 2006 fiscal year revenues); and non-carriers such as Vonage Holdings Corp., Broadvox Carrier Services, LLC, Voex Inc. and Reynwood Communications Inc. (these non-carriers represented 1.4% of our total 2006 fiscal year revenues). We believe the foregoing customers are representative of our customer base, with no one customer representing less than 1.1% of our revenues during the 2006 fiscal year within such customer’s applicable category: wireless carriers, wireline carriers, cable companies and non-carriers. Revenues for our 2006 fiscal year were allocated among these categories of customers as follows: wireless carriers (55.8%), wireline carriers (29.3%), cable companies (13.4%) and non-carriers (1.5%). Our network currently carries approximately 3.4 billion minutes of traffic per month and is capable of terminating calls to an estimated 201 million assigned telephone numbers. As the telecommunications market share continues to shift from traditional ILEC access lines to competitive carriers, we believe we will have access to an expanding market. We believe that our neutral tandem network and its size and scale will provide us with opportunities to enter new markets, increase market share with current customers and attract new customers.

Since commencing service in February 2004, we have grown rapidly. For the year ended December 31, 2006, we increased revenue to $52.9 million, an increase of 88.9% compared to the year ended December 31, 2005, and net income was approximately $4.7 million compared to a net loss of $0.5 million for the year ended December 31, 2005. For the six month period ended June 30, 2007, we increased revenue to $38.1 million, an increase of 57.4% compared to the six month period ended June 30, 2006, and net income was approximately $2.5 million, a decrease of approximately 34.5% compared to the six month period ended June 30, 2006. Our income from operations for the year ended December 31, 2006 was approximately $5.5 million, an increase of 532.4% compared to the year ended December 31, 2005. For the six month period ended June 30, 2007, our income from operations was approximately $7.0 million, an increase of approximately 61.9% compared to the six month period ended June 30, 2006.

Restatement

Subsequent to the issuance of the consolidated financial statements for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007, we determined that warrants for convertible preferred stock should have been accounted for in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150, “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity” (FSP 150-5). Under FSP 150-5, the freestanding warrants should have been classified as liabilities on the consolidated balance sheet given the conditional redemption feature of the underlying preferred stock. The warrants will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized in the statement of operations as change in fair value – warrants. We will continue to adjust the liability for changes in fair value until the exercise of the warrants.

As part of this restatement, we reclassified $0.2 million, $0.5 million and $0.5 million from additional paid-in capital to other liabilities as of December 31, 2005 and 2006 and June 30, 2007, respectively. We recorded a change in fair value – warrants expense of $0.7 million and $0.8 million for the years ended December 31, 2005 and 2006, respectively and $0.4 million and $1.6 million for the six months ended June 30, 2006 and 2007, respectively. We also determined that $0.9 million paid for costs associated with this initial public offering, as of June 30, 2007 on the consolidated statement of cash flows should have been presented as cash flows from financing activities and not cash flows from operating activities. See note 3 to the financial statements included elsewhere in this prospectus. The accompanying management’s discussions and analysis of financial condition and results of operations reflects the restatement described above.

Financial Operation Overview

Revenue

We generate revenue from the sale of our neutral tandem interconnection services. Revenue is recorded each month on an accrual basis based upon minutes of traffic switched by our network by each customer, which we refer to as minutes of use. The rates charged per minute are determined by contract between us and our customers. The following table sets forth our revenue, minutes of use and the average rate we charged per minute for the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007.

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
Revenue (In thousands)	$3,439	$27,962	$52,866	$24,184	$38,123
Minutes of Use Billed (In millions)	1,022	10,428	24,749	10,846	18,463
Average fee per billed minute	$0.0034	$0.0027	$0.0021	$0.0022	$0.0021

Minutes of use increase as we increase our number of customers, enter new markets and increase the penetration of existing markets, either with new customers or with existing customers. The minutes of use decrease due to direct connection between existing customers and consolidation between customers.

The average fee per minute varies depending on market forces and type of service. The market rate in each market is based upon competitive conditions along with the local transit rates offered by the ILECs. Depending on the markets we enter, we may enter into contracts with our customers with either a higher or lower fee per minute than our current average. For example, although we regard the ten new markets that we added in 2005, the 20 additional markets we added in 2006 and the 13 new markets added in 2007 as financially attractive, the rates we charge in those markets are generally lower than the rates we charge in the markets we initially opened in 2004. We expect the average fee per billed minute to continue to decrease as we add new markets with lower fees per minute than our current average. Although we expect that the total number of minutes switched by our network will increase as we enter new markets, our revenues would decrease if our average fee per minute were to continue to decline and we were unable to increase the total number of minutes switched by our network.

Our service solution incorporates other components beyond switching. In addition to switching, we provision trunk circuits between our customers’ switches and our network locations at our own expense and at no direct cost to our customers. We also provide quality of service monitoring, call records and traffic reporting and other services to our customers as part of our service solution. Our per minute fees are intended to incorporate all of these services.

While generally not seasonal in nature, our revenues are affected by certain events such as holidays, the unpredictable timing of direct connects between our customers, and installation and implementation delays. These factors can cause our revenue to both increase or decrease unexpectedly. See “Risk Factors—Risks Factors Related to Our Business—We could experience material variances in our revenues.”

Our revenues could also be affected as a result of disputes with Level 3. See “Business—Legal Proceedings.”

Operating Expense

Operating expenses consists of network and facilities expense, operations expenses, sales and marketing expenses, general and administrative expenses, depreciation and amortization, impairment of fixed assets and the gain or loss on the disposal of fixed assets. Personnel-related costs are the most significant component as we grew from 58 employees at December 31, 2004 to 122 employees at June 30, 2007.

Network and Facilities Expense.    Our network and facilities expense include transport and signaling network costs, facility rents and utilities, together with other costs that directly support the switch locations. We do not defer any costs associated with the start-up of new switch locations and we do not capitalize any costs.

The start-up of an additional switch location can take between three months to six months. During this time we typically incur facility rent, utilities, payroll and related benefit costs along with initial non-recurring circuit installation costs. Revenues generally follow sometime after the sixth month. As part of our planned expansion into 24 new markets during the 12 months following June 30, 2007, we expect to incur approximately $2.3 million in network and facilities expenses.

Network transport costs typically occur on a repeating monthly basis, which we refer to as recurring costs, or on a one-time basis, which we refer to as non-recurring costs. Recurring costs primarily include monthly usage charges from telecommunication carriers, related to the circuits utilized by us to interconnect our customers. As our traffic increases, we must provide additional circuits. Non-recurring costs primarily include the initial installation of such circuits. Facility rents include the leases on our switch facilities, which expire through September 2017. Additionally, we pay the cost of all the utilities for all of our switch locations.

The largest component of our other costs relates to charges we pay to utilize the ILEC services. We incur some monthly charges from the ILECs as we diversify our network and provide alternative routes to complete our customers’ traffic. In some cases, we may not have sufficient capacity of network transport lines installed in our own network to handle the volume of traffic destined for a particular customer. In this case, we will incur these charges, generally temporarily, in order to maintain a high quality of service. We attempt to minimize these charges by managing our network, recognizing when additional capacity is required and working with our customers to augment the transport capacity required between our network and theirs.

Operations Expenses.    Operations expenses include payroll and benefits for both our switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network. Other primary components of operations expenses include switch repair and maintenance, property taxes, property insurance and supplies. We expect in the future to hire a significant number of new employees to support our growth. As part of our planned expansion into 24 new markets during the 12 months following June 30, 2007, we expect to incur approximately $1.0 million in operations expenses.

Sales and Marketing Expense.    Sales and marketing expenses represent the smallest component of our operating expenses and primarily include personnel costs, sales bonuses, marketing programs and other costs related to travel and customer meetings.

General and Administrative Expense.    General and administrative expenses consist primarily of compensation and related costs for personnel and facilities associated with our executive, finance, human resource and legal departments and fees for professional services. Professional services principally consist of outside legal, audit and other accounting costs. The other accounting costs relate to work surrounding preparation for compliance with Sarbanes-Oxley in connection with becoming a public company. We expect that after this offering we will incur approximately $0.5 million during the remainder of the 2007 fiscal year relating to additional legal and accounting costs related to compliance with securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company. We would expect these costs to continue into 2008 but are not able to reasonably estimate the amount at this time. During the next 12 months, we may incur approximately $3.8 million in legal expenses related to our interconnection disputes with Level 3. Although we expect the amounts incurred to decrease over time, it is possible that the amounts may be higher or the decrease may not occur for some period if Level 3 continues to seek the reconsideration of and/or appeals various rulings in our favor. See “Business—Legal Proceedings.”

Depreciation and Amortization Expense.    Depreciation and amortization expense is applied using the straight-line method over the estimated useful lives of the assets after they are placed in service, which are five years for switch equipment and test equipment, three years for computer equipment, computer software and furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the respective leases, whichever is shorter.

Impairment of fixed assets.    The carrying value of long-lived assets, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if projected undiscounted cash flows are less than the carrying value of the assets. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operation. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows from the asset, impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Fair value of the asset is determined by discounting the estimated future cash flows associated with the asset.

Loss (gain) on disposal of fixed assets.    We have disposed of switch equipment in connection with converting to new technology and computer equipment to replace old or damaged units. When there is a carrying value of these assets, we record the write-off of these amounts to loss on disposal. In some cases, this equipment is sold to a third party. When the proceeds from the sale of equipment identified for disposal exceeds the asset’s carrying value, we record a gain on disposal.

Change in fair value of warrants.    Freestanding warrants related to preferred shares that are conditionally redeemable are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net.

Other Income (Expense).    Interest expense consists of interest paid each month related to our outstanding equipment loans associated with our security agreement with an affiliate of Western Technology Investment. See “—Debt and Credit Facilities” below. We record accrued interest each month associated with a final payment for each loan equal to a range of 8.1% to 9.6% of the original principal loan amount. Interest expense also includes an amount related to the amortization of the value of debt discount associated with warrants issued to an affiliate of Western Technology Investment in accordance with the terms of our agreement. Interest income is earned primarily on our cash, cash equivalents and short-term investments.

Income Taxes.    Income tax provision includes U.S. federal, state, and local income taxes and is based on pre-tax income or loss. The interim period provision or benefit for income taxes is based upon our estimated annual effective income tax rate. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States of America. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expense during a fiscal period. The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. We have discussed the selection and development of the critical accounting policies with the audit committee of our board of directors, and the audit committee has reviewed our related disclosures in this prospectus. Although we believe that our judgments and estimates are appropriate and correct, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operation for future periods could be materially affected.

•	Revenue Recognition

•	Allowance for Doubtful Accounts

•	Accrued Liabilities

•	Accounting for Income Taxes

•	Stock-Based Compensation

•	Legal Contingencies

Revenue Recognition

We generate revenue from sales of our neutral tandem interconnection services. We maintain executed service agreements with each of our customers in which specific fees and rates are determined. Revenue is recorded each month on an accrual basis based upon documented minutes of traffic switched for which service is provided, when collection is probable. We provide service primarily to large, well-established competitive carriers, including wireless, wireline, cable telephony and VoIP.

Allowance for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at differing rates, based upon the age of the receivable. In determining these percentages, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance for doubtful accounts does not reflect our future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and future results of operations could be materially affected. At June 30, 2007, our allowance for doubtful accounts is $0.1 million. We did not write-off any customer receivables through the first half of 2007.

Accrued Liabilities

The preparation of our consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect our reported amount of accrued liabilities at the date of the financial statements and the reported amount of expenses during the period.

Significant estimates may be required to determine the amount, if any, of charges for transport, signaling and other facility related expenses that may have been incurred but not yet invoiced. We have cutoff processes and controls in place to identify accrual amounts where invoices have been received after the period end. Where we believe products or services have been received, but no invoice has been received, we develop accrual estimates.

We may also develop, and report, significant estimates when our transport vendors invoice us for amounts that we dispute where (i) it is probable that the dispute will ultimately result in a payment by us and (ii) an amount can be reasonably estimated. At June 30, 2007, our disputed charges accrual is approximately $1.0 million. Of this amount, $0.4 million is related to one dispute. In addition, we anticipate this disputed charges accrual could materially increase over time in connection with other disputes. For more information, see “Business-Legal Proceedings.”

Accounting for Income Taxes

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized. Deferred income tax assets are reviewed on a quarterly basis to determine if a valuation allowance is necessary based on current and historical performance, along with other relevant factors.

Income tax provision includes U.S. federal, state, and local income taxes and is based on pre-tax income or loss. The interim period provision or benefit for income taxes is based upon our estimated annual effective income tax rate. In determining the estimated annual effective income tax rate, we analyze various factors, including projections of our annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and our ability to use tax credits and net operating loss carryforwards.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 (Accounting for Income Taxes). FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by us on January 1, 2007. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statement of operations. The adoption of FIN 48 did not have an effect on our consolidated results of operations or financial condition for the six months ended June 30, 2007.

Stock-Based Compensation

We established the 2003 Stock Option and Stock Incentive Plan, or the Plan, which provides for issuance of options and restricted stock for up to 1,600,000 shares under incentive stock option and nonqualified stock option agreements to our eligible employees, officers and independent contractors. We authorized an additional 700,000, 350,000 and 2,000,000 options and restricted stock within the Plan in February 2006, May 2006 and July 2006, respectively. The Plan provides for the issuance of options and restricted stock for up to 4,650,000 shares at both December 31, 2006 and June 30, 2007.

Under the Plan, employees, officers and directors have been granted options to acquire shares of our common stock. The number of shares, exercise price of the shares, and vesting conditions are determined by a committee selected by our board of directors. Under the Plan, options generally vest ratably over four years and have a maximum term of 10 years as long as the option holder remains an employee of ours.

We currently record stock-based compensation expense in connection with any grant of options to our employees and independent contractors. We record stock-based compensation expense associated with our stock options in accordance with SFAS No. 123(R) (Share-Based Payment), which requires us to calculate the expense associated with our stock options by determining the fair value of the options.

The fair value of stock options is determined using the Black-Scholes valuation model, which takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

As of January 1, 2005, we adopted SFAS No. 123(R) using the modified retrospective method. The modified retrospective method requires the prior period financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes. We adjusted general and administrative expense in 2004 to include $10,000 of additional compensation expense.

Prior to 2005, we considered ourself to be an illiquid start-up and developed a process for assessing the fair value of our common stock internally. This process was used for determining a reasonable estimate of the then current value of our common stock through 2005. Given an absence of an active market for our common stock, we determined the estimated fair value of our common stock on the grant date based on several factors, including:

•	the grants involved private company securities that were not liquid;

•

the price at which Series A, Series B-1, Series B-2 and Series C convertible preferred stock was issued by us to outside investors in arms-length transactions in November 2003, November 2004, June 2005 and February 2006, respectively, and the rights, preferences and privileges of the preferred stock relative to the common stock;

•	our stage of development, business forecast and present value of its projected future cash flows;

•	important developments relating to our business strategy;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or a sale of us, given prevailing market conditions;

•	the state of the new issue market for similarly situated technology companies; and

•	the market prices of various publicly held technology companies.

As we have moved closer toward the filing of an initial public offering, the perceived liquidity of our common stock has increased. In other words, although we are still a privately held company without an active market for our shares, the increased likelihood of a future event (i.e., the initial public offering) whereby our shareholders would achieve liquidity, decreases any appropriate discounts for lack of marketability that would otherwise apply absent a potential initial public offering.

During 2005, the valuation approach considered the likelihood of achieving a liquidity event for the shares of common stock. The discount associated with liquidity factor ranged from 20% in the first quarter of 2005 to 10% in the fourth quarter of 2005.

Beginning in late 2005, valuations to determine the fair value of stock options were generally prepared soon after the end of each fiscal quarter preceding a grant date. A number of different methodologies were applied to assist in determining fair value. The methodologies primarily employed were (i) an “income approach,” and (ii) a “market approach”. These two methodologies are given an equal weighting.

The “income approach” estimates the present fair value of our common stock based upon a projection of the Company’s future cash flows. The “market approach” estimates the fair value of our common stock based upon the historical activity of the stock of a peer group of publicly held companies that management considers to be engaged in a business similar to us. These values were then analyzed and given the appropriate weight to determine a value for each share of our common stock (assuming free marketability). To establish the fair value of our common stock as a privately-held company, appropriate adjustments were made to account for the illiquid nature of our common stock and the liquidation preference of our preferred stock. Further, an option pricing analysis was considered in the allocation of equity value between common and preferred shareholders as of the respective valuation dates in accordance with the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Each of the methodologies employed relies upon estimates that can evolve over a period of time. The “income approach,” for example, relies upon projections of future cash flows and estimations of appropriate discount rates to determine present value. Throughout 2006 and 2007, the cash flow projections evolved as our operating results increased over this period. The “market approach” relies upon fluctuations in the market in addition to how the market values those companies identified as comparable to us. In other words, as the trading multiples increase in the market, this would have the effect of increasing the fair value of our common stock using the “market approach”.

For each consecutive quarter, some factors and events considered in determining the fair value of our common stock included the increase in our performance, the addition of equity funding, including the inclusion of new investors, growth in existing markets, entrance into new markets and market conditions. These factors affected each quarter in the manner discussed below.

Our first quarter 2006 common stock valuation was impacted by our growth in existing markets, our raising of $12 million in Series C preferred stock financing, our reduction in cash burn and the hiring of our new Chief Executive Officer. Our second quarter 2006 common stock valuation was impacted by our expansion into seven new tier-two markets, consideration of an initial public offering and the hiring of our new Chief Operating Officer. Our third quarter 2006 common stock valuation was impacted by opening two new switch locations along with the introduction of our new national transit service. Our fourth quarter 2006 common stock valuation was impacted by our continued growth in existing markets. Our first quarter 2007 common stock valuation was impacted by our legal proceedings with Level 3 and our delay in filing an amended Registration Statement on Form S-1, which were offset by our continued expansion into new markets.

Our sequential period sales growth of 6.1% in the third quarter 2006, 9.7% in the fourth quarter 2006, 17.4% in the first quarter 2007 and 16.5% in the second quarter 2007 along with our continued growth in operating income from $2.4 million in the second quarter 2006 to $4.1 million in the second quarter 2007 are operating trends that we believe contribute to the increase in the valuation of our common stock.

As our expectations of an eventual initial public offering of our common stock and the related filing of our Registration Statement on Form S-1 with the SEC increased, the adjustments to our common stock valuation for the illiquid nature of our common stock and the liquidation preference of our preferred stock decreased from 25% and 15%, respectively, at June 30, 2006 to 15% and 10%, respectively, at June 30, 2007.

Since December 2003, when we began to grant stock options, the fair value of our common stock has increased at each measurement date. As described above, these increases are a reflection of a number of factors that, generally, reflect (a) decreased risk with respect to the achievability of our future projected cash flows as we have achieved a track record of growing our business substantially in line with our long-term plan and (b) increased perceived liquidity in our common stock as the potential for an initial public offering becomes more likely.

We follow the fair-value method of accounting for stock options under SFAS No. 123(R) to account for the Plan. Stock-based employee compensation is reflected in the statement of operations. All options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. In 2007, we have issued 10,000 stock options to contractors. The following table shows the fair value of one share of our common stock on each stock option grant date during the year ended December 31, 2006 and the first two quarters of fiscal 2007:

Grant Date	Number of Stock Options Issued	Weighted Average Fair Value of One Share of Common Stock

First Quarter 2006	920,825	$1.17
Second Quarter 2006	397,500	$1.33
Third Quarter 2006	258,650	$2.56
Fourth Quarter 2006	778,400	$3.68
First Quarter 2007	—	$4.09
Second Quarter 2007	131,650	$4.14

Total	2,487,025

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model for the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2006 and 2007 with the following assumptions:

	December 31,			June 30,
	2004	2005	2006	2006	2007
Expected life	10 years	10 years	10 years	10 years	10 years
Risk-free interest rate range	4.0% – 4.6%	4.2% – 4.5%	4.7% – 5.1%	4.7% – 5.1%	4.7% – 5.1%
Expected dividends	—	—	—	—	—
Volatility	31.0%	31.0%	34.4% – 41.6%	34.4% – 39.5%	40.1%

During the timeframe leading up to 2006, our volatility assumption was updated quarterly based upon historical prices of the Fidelity Select Telecommunications “FSTCX” index fund. In 2006, a new method for estimating volatility was adopted. This method focuses specifically on the simple average volatility of three telecommunication companies that share similar business characteristics. The simple average volatility of the three companies selected range from 34.4% at the beginning of 2006 to 40.1% at June 30, 2007.

The weighted-average fair value of options granted during the period was $0.08, $0.24, $1.30 and $2.47 for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007, respectively. The total grant date fair value of options that vested during years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 was approximately $0.0 million, $0.0 million, $0.0 million, $0.0 million and $0.4 million, respectively.

Legal Contingencies

We are currently involved in various claims and legal proceedings including our dispute with Level 3. See “Business—Legal Proceedings.” We review the status of each significant matter quarterly and assess our financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

See “Risk Factors” for certain matters that may bear on our future results of operations.

Results of Operations

The following table sets forth our results of operations for the years ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
		(As Restated)(1)	(As Restated)(1)	(As Restated)(1)	(As Restated)(1)
	(In thousands)
Statements of Operations
Revenue	$3,439	$27,962	$52,866	$24,184	$38,123

Operating Expense:
Network and facilities expense (excluding depreciation and amortization shown separately below)	2,027	11,349	21,305	9,396	13,218
Operations	2,704	8,189	11,613	5,166	8,380
Sales and marketing	775	1,360	1,553	795	843
General and administrative	2,310	3,053	4,166	1,821	3,906
Depreciation and amortization	655	3,141	7,160	2,703	4,971
Impairment of fixed assets	—	—	1,234	—	—
Loss (gain) on disposal of fixed assets	—	—	333	—	(161)

Total operating expense	8,471	27,092	47,364	19,881	31,157

Income (Loss) From Operations:	(5,032)	870	5,502	4,303	6,966
Other (Income) Expense:
Interest expense	276	843	1,289	478	923
Interest income	(69)	(170)	(778)	(346)	(417)
Change in fair value warrants	—	674	832	425	1,631
Other income	—	(11)	—	—	—

Total other expense	207	1,336	1,343	557	2,137

Income (Loss) Before Income Taxes	(5,239)	(466)	4,159	3,746	4,829
Provision For Income Taxes	—	—	(499)	410	2,350

Net Income (Loss)	$(5,239)	$(466)	$4,658	$3,336	$2,479

(1)	See note 3 to the accompanying consolidated financial statements

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

Revenue.    Revenue increased from $24.2 million in the six months ended June 30, 2006 to $38.1 million in the six months ended June 30, 2007, an increase of 57.4%. The increase in revenue was primarily due to an increase of minutes of use from 10.8 billion minutes processed in the six months ended June 30, 2006 to 18.5 billion minutes processed in the six months ended June 30, 2007, an increase of 71.3%, which was partially offset by lower rates in new markets.

The number of markets in which we operate increased from 26 at June 30, 2006 to 47 at June 30, 2007. The average fee per minute decreased from $0.0022 in the six months ended June 30, 2006 to $0.0021 in the six months ended June 30, 2007, a decrease of 4.5%. The decrease resulted from us entering 21 new markets where the market rates offered by the ILECs were lower than our then average market rate, causing us to enter into contracts with our customers at lower rates than in markets where we had already been operating.

If we are unsuccessful in resolving our various disputes with Level 3 our revenue going forward could be affected. In connection with certain of these proceedings, we elected not to maintain our right to direct interconnections with Level 3 in a number of states. These interconnections accounted for approximately 1.9% of our revenue during the first six months of 2007. In addition, we have ongoing disputes with Level 3 in a number additional of states regarding our direct interconnection rights, which accounted for approximately 10.6% of our revenue during the first six months of 2007. See “Business—Legal Proceedings.”

Operating Expenses.    Operating expenses increased from $19.9 million in the six months ended June 30, 2006 to $31.2 million in the six months ended June 30, 2007, or 82.2% and 81.7% of revenue, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses.    Network and facilities expenses increased from $9.4 million in the six months ended June 30, 2006, or 38.8% of revenue, to $13.2 million in the six months ended June 30, 2007, or 34.7% of revenue. The increase in our network and facilities expenses resulted from an increase of $3.3 million in recurring network costs, due to the increase in the number of switch locations we connect, from 415 switch locations at June 30, 2006 to 701 switch locations at June 30, 2007, and a decrease of $0.1 million in non-recurring costs. Network and facilities expenses also increased due to an increase of $0.4 million in our switch related costs primarily made up of increased facility rent and utilities costs in our 14 locations at the end of June 30, 2006 compared to 22 locations at June 30, 2007.

Operations Expenses.    Operations expenses increased from $5.2 million in the six months ended June 30, 2006, or 21.5% of revenue, to $8.4 million in the six months ended June 30, 2007, or 22.0% of revenue. The increase in our operations expenses resulted from an increase in payroll and benefits of $1.0 million, due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network and an increase of $2.2 million related to property tax, insurance, maintenance and supplies for the new switch locations.

Sales and Marketing Expense.    Sales and marketing expense remained constant from $0.8 million in the six months ended June 30, 2006, or 3.3% of revenue, to $0.8 million in the six months ended June 30, 2007, or 2.2% of revenue. We have successfully increased revenues while maintaining the same size of the sales and marketing force at June 30, 2006.

General and Administrative Expense.    General and administrative expense increased from $1.8 million in the six months ended June 30, 2006, or 7.4% of revenue, to $3.9 million in the six months ended June 30, 2007, or 10.2% of revenue. The increase in our general and administrative expense is due to an increase in salaries and benefits resulting from hiring additional employees, an increase in legal costs related to our preparations for our initial public offering, as well as our dispute with Level 3 and the other activities described in “Business—Legal Proceedings.”

Depreciation and Amortization Expense.    Depreciation and amortization expense increased from $2.7 million in the six months ended June 30, 2006, or 11.2% of revenue, to $5.0 million in the six months ended

June 30, 2007, or 13.0% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures of $10.0 million in the last half of 2006 and $7.0 million in the first half of 2007, primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets. Accelerated depreciation of $0.9 million was recorded in the first half of 2007 related to the conversion of new switch equipment in our Atlanta and Miami locations.

Loss (gain) on disposal of fixed assets.    We sold equipment in January 2007 and May 2007 in which we received a total of approximately $222,000. The equipment did not have any carrying value at the time of sale. In March 2007 and June 2007, we disposed of equipment that resulted in a total loss of approximately $61,000.

Other (Income) Expense.    Other expense increased from $0.6 million in the six months ended June 30, 2006 to $2.1 million in the six months ended June 30, 2007, or 2.3% and 5.6% of revenue, respectively. The increase in other expense resulted from a $0.4 million increase in our interest expense related to an increase in borrowings under our credit facility, which was off-set by an increase of $0.1 million in interest income from higher average balances in our short-term investments. In addition, the change in fair value of warrants increased by $1.2 million.

Provision for Income Taxes.    Provision for income taxes increased from $0.4 million in the six months ended June 30, 2006 to $2.4 million in the six months ended June 30, 2007, or 1.6% and 6.3% of revenue, respectively. The effective tax rate at June 30, 2007 was 48.7% compared to 10.9% at June 30, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue.    Revenue increased from $28.0 million in the year ended December 31, 2005 to $52.9 million in the year ended December 31, 2006, or an increase of 89.1%. The increase in revenue was due to a net increase of minutes of use from 10.4 billion minutes processed in the year ended December 31, 2005 to 24.7 billion minutes processed in the year ended December 31, 2006, an increase of 137.5%, which was partially offset by lower rates in new markets.

The number of markets in which we operate increased from 14 at December 31, 2005 to 34 at December 31, 2006. The average fee per minute decreased from $0.0027 in the year ended December 31, 2005 to $0.0021 in the year ended December 31, 2006, a decrease of 22.2%. The decrease resulted from us entering 20 new markets where the market rates offered by the ILECs were lower than our then average market rate, causing us to enter into contracts with our customers at competitively lower rates than in markets where we had already been in operation.

As a result of the SBC-AT&T combination, beginning in the second quarter of 2006, the combined SBC and AT&T entity began reducing the amount of minutes of use that we processed. During our 2006 fiscal year, we processed approximately 55% fewer minutes from AT&T and SBC, as a combined entity, compared to our 2005 fiscal year, resulting in reduced billings of approximately $1.6 million.

Operating Expenses.    Operating expenses increased from $27.1 million in the year ended December 31, 2005 to $47.4 million in the year ended December 31, 2006, or 96.9% and 89.6% of revenue, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses.    Network and facilities expenses increased from $11.3 million in the year ended December 31, 2005, or 40.6% of revenue, to $21.3 million in the year ended December 31, 2006, or 40.3% of revenue. The increase in our network and facilities expenses, resulted from an increase of $9.4 million in recurring network costs, due to the increase in the number of switch locations we connect, from 320 switch locations at December 31, 2005 to 553 switch locations at December 31, 2006, and an increase of $0.1 million in non-recurring costs. Network and facilities expenses also increased due to an increase of $0.5 million in our switch related costs primarily made up of increased facility rent and utilities costs in our 18 locations at the end of December 31, 2006 compared to 14 locations at December 31, 2005.

Operations Expenses.    Operations expenses increased from $8.2 million in the year ended December 31, 2005, or 29.3% of revenue, to $11.6 million in the year ended December 31, 2006, or 21.9% of revenue. The increase in our operations expenses resulted from an increase in payroll and benefits of $1.8 million, due to an increase in the number of switch location personnel, as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network and an increase of $1.6 million related to property tax, insurance, maintenance and supplies for the new switch locations.

Sales and Marketing Expense.    Sales and marketing expense increased from $1.4 million in the year ended December 31, 2005, or 4.9% of revenue, to $1.6 million in the year ended December 31, 2006, or 3.0% of revenue. We have successfully increased revenues while maintaining the same size of the sales and marketing force as 2005.

General and Administrative Expense.    General and administrative expense increased from $3.1 million in the year ended December 31, 2005, or 10.9% of revenue, to $4.2 million in the year ended December 31, 2006, or 7.9% of revenue. The increase in our general and administrative expense is primarily due to an increase in salaries and benefits resulting from hiring additional employees.

Depreciation and Amortization Expense.    Depreciation and amortization expense increased from $3.1 million in the year ended December 31, 2005, or 11.2% of revenue, to $7.2 million in the year ended December 31, 2006, or 13.6% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures of $17.1 million in 2006 compared to $14.0 million in 2005, which primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets.

Impairment of fixed assets.    In October 2006, we decided to invest in new switch equipment in our Atlanta and Miami locations. The new equipment has been installed and became operational in February 2007 and March 2007 for Atlanta and Miami, respectively. As a result of this decision, a significant portion of the old switch equipment in Atlanta and Miami will no longer be utilized. We assumed no salvage value for disposal of the old Atlanta and Miami switch equipment. The carrying value of the equipment to be disposed of in Atlanta and Miami was approximately $1.2 million and $2.4 million, respectively, at October 1, 2006. In 2006, we recorded asset impairment of $1.2 million related to the installation of new switch equipment in its Atlanta and Miami locations.

Loss (gain) on disposal of fixed assets.    In November 2006, we disposed of certain switch equipment at our Los Angeles facility that resulted in a total loss of approximately $333,000.

Other (Income) Expense.    Other expense was $1.3 million in the years ended December 31, 2005 and 2006, or 4.6% and 2.5% of revenue, respectively. A $0.5 million increase in our interest expense related to our increase in borrowings under our credit facility, was off-set by an increase of $0.6 million in interest income from higher average balances in our short term investments. In addition, the change in fair value of warrants increased by $0.1 million.

Provision for Income Taxes.    Provision of income taxes increased from zero in the year ended December 31, 2005 to a tax benefit of $0.5 million in the year ended December 31, 2006, or 0.9% of revenue, as a result of releasing our prior valuation allowance offsetting deferred tax assets primarily related to our net operating loss carryforward.

Fiscal Year Ended December 31, 2005 Compared to the Fiscal Year Ended December 31, 2004

Revenue.    Revenue increased from $3.4 million in the year ended December 31, 2004 to $28.0 million in the year ended December 31, 2005, or an increase of 713.1%. The increase in revenue was due to an increase of minutes of use from 1.0 billion minutes processed in the year ended December 31, 2004 to 10.4 billion minutes processed in the year ended December 31, 2005, or an increase of 920.4%, which was partially offset by lower rates in new markets.

The number of markets in which we operate increased from four in the year ended December 31, 2004 to 14 in the year ended December 31, 2005. The average fee per minute decreased from $0.0034 in the year ended December 31, 2004 to $0.0027 in the year ended December 31, 2005, or a decrease of 20.6%. The decrease resulted from us entering 10 new markets where the market rate offered by the ILECs were lower than our then average market rate causing us to enter into contracts with our customers at competitively lower rates.

In early 2005, the Michigan Public Service Commission revised the maximum allowable rate that an ILEC could charge for transit service based upon AT&T’s (previously SBC Communications, Inc.) total element long run incremental cost, or TELRIC, which was significantly below the rate charged by AT&T. This decision decreased our average rate per minute in Michigan from $0.0035 at the beginning of the year to an average rate per minute of $0.0011 at the end of 2005. To the extent future ILEC transit rates may be reduced in our other switch locations, our revenues may be adversely affected.

Operating Expenses.    Operating expenses increased from $8.5 million in the year ended December 31, 2004 to $27.1 million in the year ended December 31, 2005, or 250.0% and 96.9% of revenue, respectively. The components making up operating expenses are discussed further below.

Network and Facilities Expenses.    Network and facilities expenses increased from $2.0 million in the year ended December 31, 2004, or 58.9% of revenue, to $11.3 million in the year ended December 31, 2005, or 40.6% of revenue. The increase in our network and facilities expenses resulted from an increase of $6.8 million in recurring network costs, due to the increase in the number of switch locations we connect, from 95 switch locations at December 31, 2004 to 320 switch locations at December 31, 2005, and a increase of $0.9 million in non-recurring costs, as only 95 new switch locations were connected in the year ended December 31, 2004 compared with 320 new switch locations connected in the year ended December 31, 2005. Network and facilities expenses also increased due to an increase of $1.6 million in our switch related costs primarily made up of increased facility rent and utilities costs in our 14 locations at the end of December 31, 2005 compared to four locations at December 31, 2004.

Operations Expenses.    Operations expenses increased from $2.7 million in the year ended December 31, 2004, or 78.6% of revenue, to $8.2 million in the year ended December 31, 2005, or 29.3% of revenue. The increase in our operations expenses resulted from an increase in payroll and benefits of $3.8 million, due to an increase in the number of switch location personnel as well as individuals located at our corporate office who are directly responsible for maintaining and expanding our switch network, an increase of $0.8 million associated with the implementation of new computer software and an increase of $0.9 million related to property tax, insurance, maintenance and supplies.

Sales and Marketing Expense.    Sales and marketing expense increased from $0.8 million in the year ended December 31, 2004, or 22.5% of revenue, to $1.4 million in the year ended December 31, 2005, or 4.9% of revenue. The increase in our sales and marketing expense is due to an increase in the size of our sales and marketing department with the addition of three individuals in the year ended December 31, 2005.

General and Administrative Expense.    General and administrative expense increased from $2.3 million in the year ended December 31, 2004, or 67.2% of revenue, to $3.1 million in the year ended December 31, 2005, or 10.9% of revenue. The increase in our general and administrative expense is due to an increase in salaries and benefits from the addition of new employees and higher corporate facility rent as we moved to a larger corporate office in late 2004 to accommodate business growth.

Depreciation and Amortization Expense.    Depreciation and amortization expense increased from $0.7 million in the year ended December 31, 2004, or 19.0% of revenue, to $3.1 million in the year ended December 31, 2005, or 11.2% of revenue. The increase in our depreciation and amortization expense resulted from capital expenditures of $14.0 million primarily related to the expansion of switch capacity in existing markets and the installation of switch capacity in new markets.

Other (Income) Expense.    Other expense increased from $0.2 million in the year ended December 31, 2004 to $1.3 million in the year ended December 31, 2005, or 5.9% and 4.6% of revenue, respectively. The increase in our other expense resulted from a $0.5 million increase in our interest expense related to increased borrowings under our facility with an affiliate of Western Technology Investment, which was partially off-set by $0.1 million in interest income from higher average balances in our short term investments. In addition, the fair value of warrants increased by $0.7 million.

Provision for Income Taxes.    There were no income tax provisions in the years ended December 31, 2004 and 2005 as a result of our net operating losses. The operating losses were not benefited given the uncertainty of future earnings.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash provided by operations, the sale and issuance of preferred shares and equity, and borrowings under our credit facility. Our principal uses of cash have been capital expenditures for switch equipment, working capital and debt service requirements. We anticipate that our principal uses of cash in the future will be facility expansion, capital expenditures for switch equipment and working capital. As part of our planned expansion into 24 new markets during the 12 months following June 30, 2007, we expect to incur approximately $5.9 million in capital expenditures related primarily to the installation of switching equipment, approximately $2.3 million in network and facilities expenses, and approximately $1.0 million in operations expenses.

Our capital expenditures of $8.1 million, $14.0 million and $17.1 million in the years ended December 31, 2004, 2005 and 2006, respectively, and $7.3 million and $8.1 million in the six month periods ended June 30, 2006 and 2007, respectively, related primarily to the installation of switching equipment in existing and new locations.

Working capital increased from $14.0 million at June 30, 2006 to $17.4 million at June 30, 2007. The increase in working capital at June 30, 2007 is due primarily to an increase in receivables, deferred tax asset and other assets partially offset by an increase in accrued expenses and current installment of long term debt. Working capital increased from $3.7 million at December 31, 2005 to $18.2 million at December 31, 2006. The increase in working capital in 2006 is primarily due to borrowings under our credit facility and issuance of preferred stock partially offset by our investment in switch equipment and an increase in both accrued expenses and the current portion of long-term debt.

Cash, cash equivalents and short-term investments decreased from $20.9 million at June 30, 2006 to $20.1 million at June 30, 2007. The decrease in cash, cash equivalents and short-term investments at June 30, 2007 is due to cash used to finance capital expenditures for switch equipment and reduce other debt obligations, partially offset by increased borrowings under our credit facility and cash flows from operations. Cash, cash equivalents and short-term investments increased from $5.7 million at December 31, 2005 to $20.1 million at December 31, 2006. The increase in cash, cash equivalents and short-term investments at December 31, 2006 is due to the equity financing completed in February 2006, increased borrowings under our credit facility and cash flows from operations, partially offset by cash used to finance capital expenditures for switch equipment and reduce other debt obligations.

We believe that cash flow from operating activities (including the proceeds to be received from this offering) will be sufficient to fund our operations, including our anticipated growth plans, for the foreseeable future and in any event for at least the next 12 to 18 months. We regularly review acquisitions and additional strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements or understandings with respect to any acquisitions or strategic opportunities.

Discussion of Cash Flows

The following table sets forth components of our cash flow for the following periods:

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
		(As Restated)	(As Restated)	(As Restated)	(As Restated)
	(In thousands)
Cash flows from operating activities	($ 4,572)	$ 2,147	$12,967	$7,119	$11,719
Cash flows from investing activities	($10,030)	($10,240)	($12,719)	($2,881)	($7,886)
Cash flows from financing activities	$14,719	$ 9,185	$18,545	$15,398	($3,788)

Cash flows from operating activities

Our largest source of operating cash flows is payments from customers which are generally received between 35 to 45 days following the end of the billing month. Our primary uses of cash from operating activities are for personnel related expenditures, facility and switch maintenance costs.

Cash provided by operations for the six months ended June 30, 2007 of $11.7 million was attributable to net income of $2.5 million plus non-cash charges, primarily amortization and depreciation, of $7.6 million, and $3.5 million due to an increase in accounts payable and accrued liabilities, less $1.8 million due to an increase in accounts receivable and $0.2 million due to an increase in other current assets. Cash provided by operations for the six months ended June 30, 2006 of $7.1 million was attributable to a net income of $3.3 million, plus non-cash charges, primarily amortization and depreciation of $3.3 million, and $2.4 million due to an increase in accounts payable, accrued liabilities and non-current liabilities, less $1.9 million due to an increase in accounts receivable, other current and non-current assets. Cash provided by operations for the year ended December 31, 2006 of $13.0 million was attributable to net income of $4.7 million, plus non-cash charges, primarily amortization and depreciation, equipment loss and impairment of $9.4 million related to our decommissioning of several circuit switches and an increase in accounts payable, accrued liabilities and deferred tax liabilities of $5.1 million, which was partially offset by an increase in accounts receivable and other current and non-current assets of $6.8 million. Cash provided by operations for the year ended December 31, 2005 of $2.1 million was attributable to a net loss of $0.5 million, plus non-cash charges, primarily amortization and depreciation, of $3.9 million, and an increase in accounts payable and accrued liabilities of $2.3 million, which was partially offset by an increase in accounts receivable of $3.6 million. Cash used by operating activities for the year ended December 31, 2004 of $4.6 million was attributable to a net loss of $5.2 million, which reflected our start up of operations, plus $0.8 million of non-cash charges, primarily amortization and depreciation, an increase of $1.6 million in accounts payable and accrued liabilities, less an increase in accounts receivable of $1.0 million, due to increased monthly billings, an increase of $0.2 million in other assets and $0.5 million in noncurrent assets.

Cash flows from investing activities

The changes in cash flows from investing activities primarily relate to purchases of switch equipment and the timing of purchases and maturities of short-term investments. We also use cash to support letters of credit required by certain facility landlords and other vendors.

Cash used in investing activities for the six months ended June 30, 2007 was $7.9 million. We invested $8.1 million in the purchase of switch equipment, partially offset by proceeds from sale of equipment of $0.2 million. Cash used in investing activities for the six months ended June 30, 2006 was $2.9 million. We invested $7.3 million in the purchase of switch equipment, partially offset by a decrease in short-term investments of $4.5 million. Cash used in investing activities for the year ended December 31, 2006 was $12.7 million. We invested $17.1 million in the purchase of switch equipment, offset by a decrease in short-term investments of $4.5 million. Cash used in investing activities for the year ended December 31, 2005 was $10.2 million. We invested $14.0 million in the purchase of switch equipment, offset by a decrease in short-term investments of $3.8 million. Cash used in investing activities for the year ended December 31, 2004 was $10.0 million. We invested $8.1 million in the purchase of switch equipment and supported $0.3 million of letters of credit, required to secure certain facility leases and other obligations, and increased our short-term investments by $1.6 million.

Cash flows from financing activities

The changes in cash flows from financing activities primarily relate to equity financing, borrowings and payments under our debt obligations.

Cash flow from financing activities in the six months ended June 30, 2007 was a use of $3.8 million as we repaid $2.9 million of principal on our outstanding debt and paid $0.9 million in costs associated with this offering. We generated cash flow from financing activities in the six months ended June 30, 2006 of $15.4 million primarily as a result of $11.9 million in net proceeds from the issuance of preferred shares and $5.0 million in borrowings under our credit facility. These proceeds were partially offset by our repayment of $1.5 million of principal on our outstanding debt. We generated cash flow from financing activities for the year ended December 31, 2006 of $18.5 million primarily as a result of $11.9 million in net proceeds from the issuance of preferred shares, $10.0 million in borrowing under our credit facility from an affiliate of Western Technology Investment and $0.3 million in proceeds from the exercise of stock options. These proceeds were partially offset by our repayment of $3.6 million of principal on our outstanding debt. We generated cash flow from financing activities in the year ended December 31, 2005 of $9.2 million primarily as a result of $8.4 million in net proceeds from the issuance of preferred shares and $2.8 million in borrowing under our credit facility. These proceeds were partially offset by our repayment of $2.0 million of principal on our outstanding debt. We generated cash flow from financing activities in the year ended December 31, 2004 of $14.7 million primarily as a result of $8.6 million in net proceeds from the issuance of preferred shares and $6.8 million in borrowing under our credit facility. These proceeds were partially offset by our repayment of $0.7 million of principal on our outstanding debt.

Contractual Cash Obligations

The following table represents a summary of our estimated future payments under contractual cash obligations as of June 30, 2007. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments. There have been no significant developments with respect to our contractual cash obligations since June 30, 2007.

	Payments due by period
Contractual Cash Obligations	Total	Current	2-3 years	4-5 years	More than 5 years
	(In thousands)
Principal payments on long-term debt	$10,292	$4,924	$5,368	$—	$—
Interest payments on long-term debt(1)	2,631	1,093	1,538	—	—
Operating leases	21,947	1,604	6,810	6,522	7,011

Total	$34,870	$7,621	$13,716	$6,522	$7,011

(1)	Interest rate is fixed according to the terms of the loan agreement.

Debt and Credit Facilities

We have an equipment loan and security agreement with an affiliate of Western Technology Investment, which provides us with up to $19.5 million in available credit. This credit facility matures in several installments, beginning in May 2007 and ending in March 2010. As of June 30, 2007 we had approximately $10.3 million outstanding under this credit facility and no available capacity for future borrowings. Loans bear interest at prime plus between 1.25% and 3.005% and there is a terminal payment of between 8.14% and 9.6% of the original amount borrowed. The average interest rate of this credit facility, including all balloon payments, was 11.4%, 11.7%, 12.9% and 12.9% for the years ended December 31, 2004, 2005 and 2006, and the six months ended June 30, 2007, respectively. Our obligations under the credit facility are secured by a lien on substantially all of our assets and specified equipment.

Under the terms of the credit facility, we must comply with certain negative covenants that limit our ability to declare or pay dividends, incur additional indebtedness, incur liens, dispose of significant assets, make acquisitions or significantly change the nature of our business without the permission of the lender. As of June 30, 2007, we were in compliance with all of the covenants under the agreement.

Additionally, in accordance with the terms of the credit facility, we issued warrants to the note holders to purchase shares of our preferred stock. In 2004, the Company issued 200,000 warrants, 92,812 warrants and 21,885 warrants with an exercise price of $1.00, $1.48 and $6.28 each, respectively. In 2006, the Company issued 87,539 warrants with an exercise price of $6.28 each. The warrants are exercisable at any time up to eight years after their issuance. No warrants had been exercised at June 30, 2007. The fair value of these warrants at the time of issuance, as calculated using the Black-Scholes method, was estimated at $182,000, $206,000, $495,000 and $495,000 cumulatively at December 31, 2004, 2005 and 2006, and at June 30, 2007, respectively, and has been reflected as a reduction of the carrying amount of the note and is being accreted over the term of the note. The charge to interest expense in the six months ended June 30, 2006 and 2007 were $47,000 and $77,000 respectively, and for the years ended December 31, 2004, 2005 and 2006 were $18,000, $68,000 and $124,000, respectively.

Letters of Credit

We use cash collateralized letters of credit issued by LaSalle Bank N.A. to secure certain facility leases and other obligations. At June 30, 2007 there was $408,000 of restricted cash used as collateral for $366,000 in letters of credit outstanding.

Effect of Inflation

Inflation generally affects us by increasing our cost of labor and equipment. We do not believe that inflation had any material effect on our results of operations during the six month periods ended June 30, 2006 and 2007 or the years ended December 31, 2004, 2005 and 2006.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by us on January 1, 2007. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Our policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statement of operations. The adoption of FIN 48 did not have an effect on our consolidated results of operations or financial condition for the six months ended and as of June 30, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have not yet determined the impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 159 on its consolidated financial statements.

Qualitative and Quantitative Disclosure about Market Risk

Interest rate exposure

We invest our excess cash in short-term high-grade commercial paper whose carrying values approximate market. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our short-term investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in the six months ended June 30, 2007, our interest income would have declined by approximately $44,000. Assuming an average investment level in short-term interest bearing securities of $16.0 million, which approximates the average amount invested in these securities during the six months ended June 30, 2007, a one-percentage point decrease in the applicable interest rate would result in a $83,000 decrease in interest income.

BUSINESS

Our Company

We provide tandem interconnection services principally to competitive carriers, including wireless, wireline, cable telephony and VoIP companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of our service, the primary method for competitive carriers to exchange traffic was through the use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under certain interpretations of the Telecommunications Act, ILECs are required to provide tandem switching to competitive carriers. For tandem transit services, ILECs generally set per minute rates and other charges according to mandated rate schedules (including varying rates) set by state public utility commissions. Our solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

The proliferation of competitive carriers over the past decade and their capture of an increasing share of subscribers has shifted a greater amount of intercarrier traffic to ILEC tandem switches and amplified the complexity of carrier interconnections. This has resulted in additional traffic loading of ILEC tandems, lower service quality and substantial costs incurred by competitive carriers for interconnection. A loss of ILEC market share to competitive carriers has escalated competitive tensions and resulted in an increased demand for tandem switching.

We founded our company to solve these interconnection problems and better facilitate the exchange of traffic among competitive carriers and non-carriers. By utilizing our managed tandem solution, our customers benefit from a simplified interconnection network solution which reduces costs, increases network reliability, decreases competitive tension and adds network diversity and redundancy.

We have 79 signed agreements with major competitive carriers and non-carriers and we operate in 47 markets. Currently, we provide service to several competitive carriers and non-carriers in the United States, including wireless carriers such as Sprint Nextel Corp., T-Mobile USA, Inc., MetroPCS Wireless Inc., AT&T Mobility LLC, U.S. Cellular Corporation (these wireless carriers represented 53.9% of our total 2006 fiscal year revenues); wireline carriers such as AT&T, McLeodUSA Inc., MCI/Verizon Business and XO Communications Inc. (these wireline carriers represented 14.5% of our total 2006 fiscal year revenues); cable companies such as Comcast Cable Communications, Inc., Cablevision Systems Corporation, RCN Corporation and Cox Communications Inc. (these cable carriers represented 13.4% of our total 2006 fiscal year revenues); and non-carriers such as Vonage Holdings Corp., Broadvox Carrier Services, LLC, Voex Inc. and Reynwood Communications Inc. (these non-carriers represented 1.4% of our total 2006 fiscal year revenues). We believe the foregoing customers are representative of our customer base, with no one customer representing less than 1.1% of our revenues during the 2006 fiscal year within such customer’s applicable category: wireless carriers, wireline carriers, cable companies and non-carriers. Revenues for our 2006 fiscal year were allocated among these categories of customers as follows: wireless carriers (55.8%), wireline carriers (29.3%), cable companies (13.4%) and non-carriers (1.5%). Our network currently carries approximately 3.4 billion minutes of traffic per month and is capable of terminating calls to an estimated 201 million assigned telephone numbers. As the telecommunications market share continues to shift from traditional ILEC access lines to competitive carriers, we believe we will have access to an expanding market. We believe that our neutral tandem network and its size and scale will provide us with opportunities to enter new markets, increase market share with current customers and attract new customers.

Since commencing service in February 2004, we have grown rapidly. For the year ended December 31, 2006, we increased revenue to $52.9 million, an increase of 88.9% compared to the year ended December 31, 2005, and net income was approximately $4.7 million compared to a net loss of $0.5 million for the year ended December 31, 2005. For the six month period ended June 30, 2007, we increased revenue to $38.1 million, an increase of 57.4% compared to the six month period ended June 30, 2006, and net income was approximately $2.5 million, a decrease of approximately 34.5% compared to the six month period ended June 30, 2006. Our income from operations for the year ended December 31, 2006 was approximately $5.5 million, an increase of 532.4% compared to the year ended December 31, 2005. For the six month period ended June 30, 2007, our income from operations was approximately $7.0 million, an increase of approximately 61.9% compared to the six month period ended June 30, 2006.

Our Industry

In recent years, a wide array of new services and technologies has emerged as competitive alternatives to ILEC services for consumer and enterprise telephony. The increasingly diverse market now includes wireless, cable telephony, wireline and VoIP companies. As these competitive carriers have expanded their customer base, the amount of traffic exchanged between them has also increased and is expected to grow in the future. For example:

•

IDC Research estimates that the number of wireless subscribers in the U.S. is expected to grow from 236.5 million as of year end 2006 to over 314.0 million as of year end 2011, representing a compounded annual growth rate, or CAGR, of 5.8% (IDC, May 2007, U.S. Mobile Consumer 2007-2011 Forecast: Emerging Challenges of a Rapidly Maturing Market).

•

CTIA reported that U.S. wireless minutes of use exceeded 850 billion in the first half of 2006, representing a 27% increase compared to the same period in 2005 (CTIA, 2006, CTIA’s Semi-Annual Wireless Industry Survey).

•

IDC Research estimates that the number of consumer VoIP broadband subscribers in the U.S. is expected to grow from 4.2 million as of year-end 2005 to approximately 44.0 million by the end of 2010, representing a CAGR of approximately 60% (IDC, May 2006, U.S. Residential VoIP Services 2006-2010 Forecast and Analysis: Where There Is Smoke, Is There Fire?).

•

Total ILEC access lines declined by 7.6 million to 156.8 million during the 12 months ending June 30, 2006, representing a 4.6% decrease from access lines at June 30, 2005 (FCC, February 2007, Trends in Telephone Service).

According to the Local Exchange Routing Guide, an industry standard guide maintained by Telcordia that is used by carriers, there are approximately 1.4 billion telephone numbers assigned to carriers in North America. Our services are principally targeted to address the estimated 722 million, or 52% of the total 1.4 billion, telephone numbers assigned primarily to competitive carriers.

Prior to the introduction of our services, competitive carriers had two alternatives for exchanging traffic between their networks. The two alternatives were interconnecting to the ILEC tandems or directly connecting individual switches, commonly referred to as “direct connects.” Given the cost and complexity of establishing direct connects, competitive carriers resorted to utilizing the ILEC tandem as the primary method of exchanging traffic. The ILECs often required competitive carriers to interconnect to multiple ILEC tandems with each tandem serving a restricted geographic area. In addition, as the competitive telecommunications market grew, the process of establishing interconnections at multiple ILEC tandems became increasingly difficult to manage and maintain, causing delays and inhibiting competitive carrier growth and the purchase of ILEC tandem services became an increasingly significant component of a competitive carrier’s costs.

Growth in intercarrier traffic switched through ILEC tandems has created switch capacity shortages known in the industry as ILEC “tandem exhaust,” where overloaded ILEC tandems become a bottleneck for competitive carriers. This has increased call blocking and given rise to service quality issues for competitive carriers. With the introduction of our services, we believe we became the first carrier to provide alternative tandem services capable of alleviating the ILEC tandem exhaust problem.

The following diagrams illustrate interconnecting via the ILEC tandem networks and an example of interconnecting via our managed tandem network.

The second alternative exchanging traffic, prior to us, was by directly connecting competitive carrier switches to each other. Implementing direct switch-to-switch network connections between all competitive switches in a market is very challenging. For example, in order to completely bypass the ILEC tandem network, a market with 100 competitive switches would require 9,900 direct one-way switch-to-switch connections. The capital and operating expense requirements, complexity and management challenges of establishing and maintaining direct connections generally makes them uneconomical for all but the highest traffic switch combinations and an impractical network-wide solution.

Competitive carriers are also interested in ways to reduce the risk of network failure. The Recommendations of the Independent Panel Reviewing the Impact of Hurricane Katrina on Communications Networks, which was prepared for the FCC, noted the need for tandem diversity. The panel highlighted that the impact of an ILEC tandem failure due to the failure of routing paths into tandems in New Orleans in August 2005 led to the inability of local carriers to exchange and complete calls and the inability of long distance calls to enter or leave areas served by the tandem.

Our solutions potentially help minimize these network failures and interconnection problems by offering physically diverse tandem switching facilities and transmission paths that increase network reliability. We also simplify the ordering, provisioning and capacity management requirements of our customers, and seek to leverage our extensive interconnection network and proprietary technology to capitalize on the growth of intercarrier traffic.

Our Services

Our services allow competitive carriers to exchange traffic between their networks without using an ILEC tandem or establishing direct connections. Each competitive carrier that connects to our network generally gains access to all other competitive carriers’ switches connected to our network.

Once connected to our network, carriers can route their traffic to other destinations (telephone numbers) that are addressable by our network. We charge on a per-minute basis for traffic switched by our network. We have an established system for monitoring and tracking customer traffic volumes, and have historically been able to predict these volumes with relative accuracy. Our customers typically use our services for all, or the majority of, their tandem switching needs if our network connects to the desired final destination.

As a core component of our patented service offering, we actively manage network capacity between our tandem switches and customers’ switches, which results in improved network quality and reduced call blocking.

By constantly monitoring traffic levels and projecting anticipated growth in traffic, we are generally able to provide on a timely basis additional circuits between customer switches and our network to meet increased demand. This feature saves competitive carriers substantial time and effort in managing their interconnection network, improves their customers’ experience, reduces trouble tickets and allows them to focus more on their core business. We are not aware of any other company that provides a managed tandem service which includes active management of capacity to and from the tandem.

We use proprietary software tools (one of which is patent-pending) to manage and track routing combinations associated with hundreds of millions of telephone numbers. Our services include ongoing customer notification of new routing options that become available as we add new customers to our network or enter new markets. We also provide our customers with invoices, management reports and call detail records in paper and electronic formats along with monthly savings summary reports. ILECs do not currently provide customers with many of these value-added services.

Our managed tandem network includes technologically advanced IP and Time Division Multiplexing, or TDM, switching platforms linked together by an IP backbone. Our network is capable of automatically switching IP-originated or conventional TDM traffic to terminating carriers using either protocol. We support IP-to-IP, IP-to-TDM, TDM-to-IP and TDM-to-TDM traffic with appropriate protocol conversion and gateway functionality.

Our network currently connects 701 unique competitive carrier switches, creating up to 490,700 unique switch-to-switch routes serving an estimated 201 million telephone numbers assigned to these carriers. In the quarter ended June 30, 2007, our network carried approximately 3.4 billion minutes of traffic per month.

Our Strengths

We believe the following strengths differentiate us and position us for continued growth.

•

Market Leading Position.    By being “first-to-market” in the metropolitan areas we serve, we have built significant scale for carrier interconnections and access to terminating telephone numbers. We provide service in 47 markets and have become an integral part of many of our customers’ networks, gaining significant industry knowledge of how they manage and engineer interconnections.

•

Strong “Network Effect.”    The value of our service offering increases with the number of carriers and non-carriers connected to our network. The addition of each new customer to our network allows the new customer to route traffic to all of our existing customers and allows all of our existing customers to route traffic to the new customer. The “network effect” of adding an additional customer to our platform creates a significant opportunity for existing customers to realize incremental savings by increasing the volume of traffic switched by our tandem network.

According to Metcalf’s law, the “value” or “power” of a network increases in proportion to the square of the number of nodes (interconnected switches) on the network. For example, we currently interconnect 701 competitive switches, which provides a possible 490,700 revenue opportunities for us and savings opportunities for our customers. The 702nd interconnection will potentially add up to 1,402 new revenue opportunities for us and savings opportunities for our existing customers.

•

Network-Neutral Position.    Unlike the ILECs, we are positioned as a neutral, third party tandem service provider and generally do not directly compete with our customers. Therefore, we do not have the traditional competitive tensions and conflicts of interest of an ILEC in providing tandem interconnection services. We believe any new entrant would need to match our position of neutrality in order to compete effectively with us.

•

Large and Growing Market.    The continuing shift of telecommunications traffic away from conventional ILEC phone lines to the wireless, VoIP, cable telephony and other wireline segments, provides opportunities for us to continue to expand our business. ILEC access lines declined by

7.6 million to 156.8 million during the 12 months ending June 30, 2006, representing a 4.6% decrease from access lines at June 30, 2005. During the same period, wireless subscribers grew by 25.4 million, representing a 13.2% increase (FCC, February 2007, Trends in Telephone Service). According to IDC, consumer VoIP broadband subscribers grew by an estimated 3.6 million during the 2005 calendar year, representing an increase of 572.2% (IDC, May 2006, U.S. Residential VoIP Services 2006-2010 Forecast and Analysis: Where There Is Smoke, Is There Fire?). Our tandem network was designed to serve the interconnection needs of these rapidly growing segments of the communications market, and since the initiation of our service in 2004, we feel we have built strong relationships with a majority of the leading carriers in these segments, which we believe provides opportunities for us to grow with our customers.

•

Adaptable Technology and Proprietary Software Tools.    Our switching architecture utilizes platforms manufactured by Sonus Networks, Inc. and Nortel Networks Corp. We have deployed a full suite of Sonus Networks’ solutions which enables us to interconnect to customers on either a TDM or IP interface. In addition, we support both conventional Signaling System #7 and Session Initiation Protocol call routing. Session Initiation Protocol is an application-layer control (signaling) protocol for creating, modifying and terminating realtime IP communications sessions with one or more participants. These sessions include Internet telephone calls, multimedia distribution and multimedia conferences. Signaling System #7 is a set of telephony signaling protocols which are used to set up the vast majority of the world’s Public Switched Telephone Network calls.

In addition, patent-pending proprietary software tools help us to manage the complicated routing scenarios required to terminate traffic to hundreds of millions of telephone numbers and support our network. The software allows us to quickly identify new routing opportunities between carriers and to help optimize our customers’ interconnection costs, which leads to improved customer service.

We believe the adaptability and flexibility of our technology enables us to provide more robust service offerings, to interconnect a wider range of traffic types and to adapt our service offerings more efficiently than the ILECs, which predominantly employ legacy Class 4 TDM-only circuit switching technology for tandem switching.

•

Experienced Management Team.    We have an experienced management team committed to further expanding our market position. Our senior management has an average of 20 years of industry experience at companies such as AT&T, Comcast Cable Communications, Inc., Focal Communications Corporation (now part of Level 3 Communications Inc.) and MCI (now part of Verizon).

Our Strategy

Our strategy is focused on expanding our business by increasing the share of telecommunications traffic that our network can serve. Expanding our share of telecommunications traffic increases the value of our network to our customers and enables us to capture a larger share of total telecommunications revenue. Key elements of our expansion strategy include:

•

Broaden our geographic presence.    Our managed tandem services are currently available in 47 markets, serving an estimated 201 million assigned telephone numbers out of a potential addressable market of 347 million telephone numbers assigned to competitive carriers in these 47 markets. Telephone numbers assigned to a carrier may not necessarily be assigned to, and in use by, an end user, as described in “Glossary.” Our expected market expansion plan during the 12 months following June 30, 2007 includes 24 new markets. The new markets increase our potential addressable market coverage opportunity to an estimated 482 million assigned telephone numbers to competitive carriers. Many of our existing customers provide service in one or more of these new markets. We intend to market our services to our customers in these new markets.

•

Expand our customer base.    As our network expands, our market opportunity will include additional competitive carriers (particularly regional wireless carriers and cable companies) and non-carriers that are not in the markets we currently serve. Many of these potential customers are among the fastest growing carriers in their service areas. In selecting new markets into which we plan to expand, our sales and marketing organization reviews each new market to identify possible new customers.

•

Grow customer traffic.    Three factors principally drive traffic growth from customers: routing opportunities to new customers, routing opportunities in new markets and growth in our customers’ traffic volumes. As we add new customers to our network, we receive incremental revenue from the new customer and from all existing customers terminating traffic to the new customer. This “network effect,” our expansion strategy and focus on serving the fastest growing segments of the competitive telephony industry positions us well to grow customer traffic.

•

Increase the types of traffic we exchange.    Our business originally connected only local traffic among carriers within a single metropolitan market. In 2006, we installed a national IP backbone network connecting our major local markets. As a result, our service offerings now include the capability of switching and carrying traffic between multiple markets and among different types of customers. With one point of access, our customers are able to increase the number of minutes that are switched by our network. We believe that this significant base of interconnected customers and future access to more markets will provide opportunities for further growth in our business.

Our Customers

We principally serve competitive carriers, which represented approximately 98.5% of our revenues for our 2006 fiscal year, with non-carriers accounting for the remaining 1.5%. As of June 30, 2007, we have customer agreements with 74 carriers to originate traffic and 66 of these carriers are already connected to our network. Our contracts with our top five customers represented approximately 58% of our total revenue through June 30, 2007. Our two largest customers, Sprint Nextel and T-Mobile, accounted for 25% and 14%, respectively, of our total revenues during the six months ended June 30, 2007. Our contracts with customers do not contain volume commitments, are not exclusive, and could be terminated or modified in ways that are not favorable to us. However, while we have lost customers’ traffic in specific routes, since initiating service we have not had any significant customer cease using our services completely. We generate revenue for our managed tandem services by charging tandem transit fees to the originating carrier of the call on a minute of use basis. Through June 30, 2007, wireless and cable companies represent approximately 21% of our customer base and account for approximately 71% of our revenue.

Since our carrier customers typically interconnect with us in all of their markets where we have a presence, by entering new markets, we have the ability to increase our revenues. In addition, we expect to broaden our customer base by targeting competitive carriers that are not current customers or that operate in markets that we do not yet serve. Approximately 47% of our 74 originating carriers currently use our services in more than one market.

Our principal customers include:

Wireless Carriers	Cable Companies	VoIP Providers	Wireline
Sprint/Nextel	Comcast	Vonage	AT&T
T-Mobile USA	Cablevision	Broadvox	McLeod
MetroPCS	RCN	Voex	MCI/Verizon Business
AT&T Mobility	Cox	Reynwood	XO
U.S. Cellular			Paetec
Integra Telecom/ Eschelon Telecom

Our Markets

Our managed tandem services are currently available in the following 47 markets:

Los Angeles, CA	Washington, DC	Cleveland, OH	Gainesville, FL	Bloomington, IN
New York, NY	Phoenix, AZ	Memphis, TN	Dayton, OH	Rockford, IL
Chicago, IL	Tampa, FL	Green Bay, WI	Madison, WI	Evansville, IN
San Francisco, CA	Minneapolis, MN	Syracuse, NY	Savannah, GA	Springfield, IL
Boston, MA	Hartford, CT	Cincinnati, OH	Akron, OH	Youngstown, OH
Dallas, TX	Columbus, OH	Toledo, OH	Omaha, NE	Tallahassee, FL
Detroit, MI	Nashville, TN	Jacksonville, FL	South Bend, IN	Champaign, IL
N. New Jersey	Orlando, FL	Fort Meyers, FL	Rochester, NY
Atlanta, GA	Milwaukee, WI	Buffalo, NY	Pensacola, FL
Miami, FL	Indianapolis, IN	Albany, NY	Peoria, IL

Our expected market expansion plan during the 12 month period following June 30, 2007 includes 24 new markets. The new markets increase our potential addressable market coverage opportunity to an estimated 482 million assigned telephone numbers to competitive carriers.

Sales and Marketing

Our sales and marketing organization divides accounts by wireless, cable, wireline and non-carriers and seeks to develop solutions for our customers. Dividing customers in this way allows us to develop industry knowledge about each carrier and a more value-added sales force. Our sales team works closely with our customers to identify and address their needs. We seek to expand the use of our service offerings by our current customers through account managers who are dedicated to specific customer accounts. The sales team conducts weekly meetings to discuss customer activity, best practices and industry trends. In addition to a base salary, the compensation package for the members of our sales team includes incentive arrangements, including quarterly target incentives based on our performance and the individual’s performance, tiered payment structures and negative incentives. The members of our sales organization have an average of 19 years of sales experience and in-depth knowledge of the telecommunications industry.

Our marketing team works closely with the sales team to deliver comprehensive services, develop a clear and consistent corporate image and offer a full range of product offerings. Our marketing efforts are designed to drive awareness of our service offerings. Our marketing activities include direct sales programs, website programs and targeted public relations. We are also engaged in an on-going effort to maintain relationships with key communications industry analysts.

Our Customer Support

Our ordering and provisioning groups form the core of our customer support team. Each group works closely with the different vendor and customer organizations responsible for establishing service. We assign an implementation manager to each account that is responsible for the end-to-end delivery of our services. These managers make daily contact with their customer and help coordinate our local operations teams during implementation. This process helps to improve customer satisfaction, increase customer implementation and promote our revenue realization.

Our network operations center monitors and supports our tandem network 24 hours a day, 365 days a year. The network operations center is responsible for troubleshooting any potential network problems.

Competition

Our primary competitors today are the traditional ILECs (primarily AT&T, Verizon and Qwest) who, according to certain interpretations of the Telecommunications Act, are generally required to provide tandem switching services. For tandem transit services, ILECs generally set per minute rates and other charges according to mandated rate schedules (with some varying rates) set by state public utility commissions.

We also expect to face direct competition from other competitive carriers, including Level 3. Level 3 has stated that it plans to enter the tandem switching services market, and, as described below under “—Legal Proceedings,” has sought to refuse to accept tandem transit traffic we desire to terminate to Level 3.

We also face indirect competition from carriers that directly connect their switches. When there is a significant amount of traffic between two switches, there is an economic incentive to establish such direct connection to remove intermediate switching. As our customers grow, the amount of traffic exchanged between them grows, thus leading to the increased risk that they will direct connect switches exchanging significant traffic and remove that traffic from our tandems. The risk of direct connections is increased as more carriers move to an IP based interface, because direct connecting between two IP based carriers is less complex, thus enabling more direct connections. Maintaining and coordinating direct connects, however, can be expensive, difficult to manage and time consuming.

We are unable to provide accurate market share information, since no regulatory body or industry association requires carriers to identify amounts of traffic to other carrier types. Traffic in most instances is reported on aggregate levels.

Additionally, other companies may be focusing resources on developing and marketing services that may compete with our services.

The ILECs that provide tandem switching services, as well as many competitive providers, including Level 3, have significantly more employees and greater financial, technical, marketing and other resources than we have. Our ability to compete successfully with them and other potential entrants depends on numerous factors, both inside and outside our control, including:

•	tandem switching rates charged by third party competitors;

•	our competitors’ ability to offer bundled service offerings, such as transit services and inexpensive long distance services;

•	our responsiveness to customer needs;

•	our ability to support existing and new industry standards and protocols;

•	our ability to raise capital;

•	our ability to retain and attract key employees;

•	interpretations of or changes to regulatory law;

•	our ability to continue development of technical innovations; and

•	the quality, reliability, security and price-competitiveness of our services.

Barriers to Entry

•

Difficulty for New Entrants to Overcome Strong Network Effect.    We believe our three year head-start in establishing our network and interconnecting 701 competitive switches gives us a significant advantage over new entrants who do not have such connections in place. Our value proposition to customers is based on lower cost of transit, superior service quality and neutrality. We believe that any network with fewer interconnections than ours has potentially proportionately less value.

•	Inability to Replicate “Shelf Space” within a Customer’s Switch. Obtaining new interconnections from competitive carriers may be difficult for new entrants. Each interconnection requires the use of switch ports from the competitive carrier. Switch ports are capital intensive and are traditionally purchased on a just-in-time basis. Competitive carriers may be unwilling to provide switch ports without significant traffic or savings opportunities.

•

Our Established Relationships with Most Major Carriers.    Since our inception, we have built relationships with most of the leading cable telephony, wireless, wireline and VoIP providers in the markets we serve. We feel it would be difficult for a new entrant lacking such relationships to readily displace our interconnection network.

Our Employees

As of June 30, 2007, we had 122 employees. No labor union represents our employees. We have not experienced any work stoppages and consider our relations with our employees to be good.

Regulation

Overview

Our communications services business is subject to varying degrees of federal and state regulation. We have chosen to operate as a common carrier and therefore are voluntarily subject to the jurisdiction of both federal and state regulatory agencies, which have the authority to review our prices, terms and conditions of service. We operate as a facilities-based carrier in most states and have received all necessary state and FCC authorizations to do so. The regulatory agencies exercise minimal control over our prices and services, but do impose various obligations such as reporting, payment of fees and compliance with consumer protection and public safety requirements.

By operating as a common carrier, we also benefit from certain legal rights established by federal legislation, especially the Telecommunications Act, which gives us and other competitive entrants the right to interconnect to the networks of incumbent telephone companies and access to their networks. We have used these rights to gain interconnection with the incumbent telephone companies and to purchase selected services at wholesale prices that complement our ability to terminate traffic. We have also used these rights to request interconnection with competitive carriers for the termination of transit traffic to carriers when such carriers decide for whatever reason not to utilize our transit service. While our experience has been that competitive carriers usually accommodate such requests, and indeed frequently becomes users of our transit service as well, we are engaged in multiple state regulatory proceedings against Level 3 related to its threat to disconnect existing direct connections between us and are pursuing an FCC proceeding against Verizon Wireless related to its refusal to accommodate our request to interconnect with it. See “—Legal Proceedings.”

The FCC and state regulators are considering a variety of issues that may result in changes in the regulatory environment in which we operate our business. Most importantly, many state and federal proceedings have considered issues related to the ILECs’ pricing of services that compete with our service. To the extent that the regulatory commissions maintain or impose pricing restrictions on the transit rates charged by the ILEC, then the price we compete with is likely to be lower. The trend has generally been to remove pricing restrictions on the ILECs’ rates, thus allowing the prices we compete against to reach a market level, which is often higher than the previous regulated price, but there can be no guarantee that the trend will continue. In addition, the FCC is conducting an extensive proceeding involving intercarrier compensation. One of the issues in the proceeding involves the pricing and regulation of ILEC tandem services, with which we compete. To the extent that the FCC limits or regulates the rates the ILECs’ charge for tandem services, it could have a materially adverse impact on our rates and operations.

Although the nature and effects of governmental regulation are not predictable with certainty, we believe that the FCC is unlikely to enact rules that extinguish our basic right or ability to compete in telecommunications markets. The following sections describe in more detail the regulatory developments described above and other regulatory matters that may affect our business. While many of the regulatory developments do not directly affect our operations, to the extent that they limit our customers’ ability to compete effectively against the ILEC, we are indirectly impacted.

Regulatory Framework

The Telecommunications Act

The Telecommunications Act, which substantially revised the Communications Act of 1934, established the regulatory framework for the introduction of competition for local communications services throughout the United States by new competitive entrants such as us. Before the passage of the Telecommunications Act, states typically granted an exclusive franchise in each local service area to a single dominant carrier, often a former subsidiary of AT&T known as a Regional Bell Operating Company, or RBOC, which owned the entire local exchange network and operated a virtual monopoly in the provision of most local exchange services in most locations in the United States. The RBOCs, following some recent consolidation, now consist of Verizon, Qwest Communications and AT&T.

Among other things, the Telecommunications Act preempts state and local governments from prohibiting any entity from providing communications service, which has the effect of eliminating prohibitions on entry that existed in almost half of the states at the time the Telecommunications Act was enacted. Nonetheless, the Telecommunications Act preserved state and local jurisdiction over many aspects of local telephone service and, as a result, we are subject to varying degrees of federal, state and local regulation.

We believe that the Telecommunications Act provided the opportunity to accelerate the development of competition at the local level by, among other things, requiring the incumbent carriers to cooperate with competitors’ entry into the local exchange market. To that end, incumbent local exchange carriers are required to allow interconnection of their network with competitive networks. Incumbent local exchange carriers are further required by the Telecommunications Act to provide access to certain elements of their network to competitive local exchange carriers. These rules have helped the development of competitive telecommunications carriers, many of which have become our customers.

We have developed our business, including being designated as a common carrier, and designed and constructed our networks to take advantage of the features of the Telecommunications Act. There have been numerous attempts to revise or eliminate the basic framework for competition in the local exchange services market through a combination of federal legislation, adoption of new rules by the FCC, and challenges to existing and proposed regulations by the incumbent carriers. We anticipate that Congress will consider a range of proposals to modify the Telecommunications Act over the next few years, including some proposals that could restrict or eliminate our access to elements of the incumbent local exchange carriers’ network. Although we consider it unlikely, based on statements of both telecommunications analysts and Congressional leaders, that Congress would reverse the fundamental policy of encouraging competition in communications markets, we cannot predict whether future legislation may adversely affect our business in other ways.

Federal Regulation

The FCC regulates interstate and international communications services, including access to local communications networks for the origination and termination of these services. We provide services on a common carrier basis and the FCC has jurisdiction over our services to the extent they are used as part of the origination or termination of interstate or international calls. However, the FCC only has limited jurisdiction over transit services that we provide for delivery of local and intra-state calls.

The FCC imposes extensive economic regulations on incumbent local exchange carriers due to their ability to exercise market power. The FCC imposes less regulation on common carriers without market power including, to date, competitive local exchange carriers. Unlike incumbent carriers, we are not currently subject to price cap or rate of return regulation, but we are subject to the general federal guidelines that our charges for interstate and international services be just, reasonable and non-discriminatory. The rates we can charge for interstate access, unlike our transit services, are limited by FCC rules. We are also required to file periodic reports, to pay regulatory fees based on our interstate revenues, and to comply with FCC regulations concerning the content and format of our bills, the process for changing a customer’s subscribed carrier, and other consumer protection matters. Because we do not directly serve consumers, many of these regulations have no practical effect on our business. The FCC has authority to impose monetary forfeitures and to condition or revoke a carrier’s operating authority for violations of its requirements. Our operating costs are increased by the need to assure compliance with regulatory obligations.

The Telecommunications Act is intended to increase competition. Specifically, the Telecommunications Act opens the local services market by (i) requiring incumbent local exchange carriers to permit interconnection to their networks, (ii) by establishing incumbent local exchange carrier obligations with respect to interconnection with the networks of other carriers, (iii) provision of services for resale, (iv) unbundled access to elements of the local network, (v) arrangements for local traffic exchange between both incumbent and competitive carriers, (vi) number portability, (vii) access to phone numbers, (viii) access to rights-of-way, (ix) dialing parity and (x) collocation of communications equipment in incumbent central offices. Incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of these arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, incumbent local exchange carriers remain subject to interconnection obligations established by the FCC and state communications regulatory commissions.

The Telecommunications Act also eliminated provisions of prior law restricting the RBOCs from providing long distance services and engaging in communications equipment manufacturing. The Telecommunications Act permitted the RBOCs to provide long distance service to customers outside of states in which the RBOC provides local telephone service, immediately upon its enactment. It also permitted a RBOC to enter the long distance market within its local telephone service area upon showing that certain statutory conditions have been met and obtaining FCC approval. The FCC has approved RBOC petitions for in-region long-distance for every state in which these companies operate, and each RBOC is now permitted to offer long-distance service to its local telephone customers. This development has led to increased concentration in the telecommunications industry, which may affect our addressable market. See “Risk Factors—Consolidation in the industry, such as AT&T-BellSouth-Cingular, Verizon-MCI and SBC-AT&T, reduces the need for intercarrier transit service and may limit our growth opportunities,” above. RBOCs have recently petitioned the FCC to remove some of the conditions they had to meet to obtain long-distance approval, including in particular conditions that impose obligations to provide access to RBOC broadband network elements.

Triennial Review Order and Appeals.    As discussed above, the Telecommunications Act requires the incumbent local exchange carriers to provide competitors access to elements of their local network on an unbundled basis, known as UNEs. The Telecommunications Act requires that the FCC consider whether competing carriers would be impaired in their ability to offer telecommunications services without access to particular UNEs. If the FCC requires access to particular UNEs, the incumbent local exchange carriers are required to make available access to these network elements at prices based on TELRIC computed in accordance with FCC guidelines. If the FCC finds that UNE access is not required, the incumbent LEC may still be required to offer access to the element, but not at TELRIC-based prices.

The FCC’s Triennial Review Order of August 2003, substantially revised its rules interpreting and enforcing these requirements. However, a March 2004 court decision required the FCC to reconsider portions of its Triennial Review Order, and as a result the FCC further revised the rules in a Remand Order adopted in late 2004, effective March 11, 2005. The Triennial Review Order denied competitors access to incumbent local exchange carrier packet switching capabilities provided over some fiber loop facilities and severely restricted their access to fiber loops to homes and other “primarily residential” locations such as apartment buildings. The

Remand Order stated that incumbent local exchange carriers will no longer be required to provide access to unbundled circuit switching capabilities, which previously allowed carriers the opportunity to resell ILEC services or UNE-P, at incremental cost-based rates. These resale carriers have had to either convert their customers to other arrangements, which may include contractual resale arrangements with the incumbent local exchange carriers, or discontinue serving them.

The FCC Remand Order also required that incumbent local exchange carriers continue to make access available to competitors for high capacity loop and transport UNEs. However, the new rules placed new conditions and limitations on the incumbent local exchange carriers’ obligation to unbundle these elements.

Incumbent local exchange carriers no longer have to provide T-1 and DS-3 UNE transport circuits on routes connecting certain high-traffic central offices. For T-1 transport (including transport as a component of a T-1 EEL), the exception applies if both central offices serve at least 38,000 business lines or have four or more fiber-based colocators. For DS-3 transport, the exception applies if both central offices serve at least 24,000 business access lines or have three or more colocators. There is also a cap of 12 DS-3 transport circuits available on an unbundled basis from an incumbent local exchange carrier on any given route, even where the high-traffic exception does not apply. Similarly, incumbent local exchange carriers no longer have to provide T-1 or DS-3 UNE loops to premises served by certain high-traffic central offices.

These changes in the FCC rules have had several effects on the competitive telecommunications carriers who are our prospective customers. First, the elimination of UNE-P has reduced the market share of resellers and led some former resellers to convert to facilities-based service. This development is positive for us because resellers generally are not potential users of our transit services. Second, the restrictions on the availability of loop and transport UNEs may have contributed to accelerated consolidation among competitive carriers, such as the recent acquisitions of TelCove and Broadwing by Level 3, the acquisition of US LEC by PaeTec, and the merger of CTC Communications, Choice One Communications and Conversent Communications to form One Communications. This development may have a negative impact on us because our business model is based on the existence of many independent carriers who need to exchange traffic with each other. It is difficult to predict the overall effect of these countervailing trends on our future business opportunities.

The availability of UNEs to competitive telecommunications carriers may also be affected by FCC forbearance proceedings. Under Section 10 of the Telecommunications Act, the FCC may forbear from enforcing any provision of the Telecommunications Act if it finds that the provision is no longer necessary to ensure just and reasonable pricing of telecommunications services or to protect consumers, and that forbearance is in the public interest. To date, the FCC has forborne from requiring provision of UNEs at cost-based prices in portions of two metropolitan areas (Omaha, Nebraska, and Anchorage, Alaska), at the request of incumbent LECs, based upon findings of significant competitive provision of telecommunications services by cable television companies in those markets. In both cases, the FCC ruled that the incumbent LEC had to continue providing access to its loop and transport facilities at “just and reasonable” prices, but not necessarily at TELRIC-based prices. The FCC currently is considering similar requests for forbearance by Verizon (for the Boston, Providence, New York, Pittsburgh, Philadelphia, and Virginia Beach-Norfolk metropolitan areas), and by Qwest (for Seattle, Minneapolis-St. Paul, Denver, and Phoenix). If the FCC approves these petitions, it could force some competitive carriers to reduce or eliminate their operations in these metropolitan areas, which may negatively affect our business opportunities. We cannot predict the results of future regulatory or court rulings, or any changes in the availability of UNEs as the result of future legislative changes.

TELRIC Proceeding.    In late 2003, the FCC initiated a proceeding to address the methodology used to price UNEs and to determine whether the current methodology, TELRIC, should be modified. Specifically, the FCC is evaluating whether adjustments should be made to permit incumbent local exchange carriers to recover their actual embedded costs and whether to change the time horizon used to project the forward looking costs. The FCC has taken no action in this proceeding during the past three years and is unlikely to adopt any changes to its rules within the next year, but we cannot be certain as to either the timing or the result of the agency’s action.

Intercarrier Compensation.    In 2001, the FCC initiated a proceeding to address rules that require one carrier to make payment to another carrier for access to the other’s network, or intercarrier compensation. In its notice of proposed rulemaking, the FCC sought comment on some possible advantages of moving from the current rules to a bill and keep structure for all traffic types in which carriers would recover costs primarily from their own customers, not from other carriers. In February 2005, the FCC requested further comments on these issues and on several specific proposed plans for restructuring intercarrier compensation. In addition, from time to time, carriers that we connect with have requested that we pay them to terminate traffic, and this proceeding will likely address those rights or obligations. As part of that docket, on July 24, 2006, a group of large and rural ILECs filed a proposal for intercarrier compensation reform at the FCC called the Missoula Plan, which primarily benefits the ILECs. The Missoula Plan includes provisions regarding tandem transit services. Under the Missoula Plan a carrier may satisfy its transport obligations by a direct interconnection (by using its owns facilities or facilities obtained from another carrier) or by indirect interconnection through a third party tandem transit service. Under the Missoula Plan, tandem transit service would be provided at a rate not to exceed $0.0025 per minute of use for non-access traffic with exceptions for high-volume interconnections and premium or enhanced services. The FCC currently is considering public comments on the Missoula Plan. Independently or in combination with the Missoula Plan, the FCC could make significant changes in the ILEC’s pricing of transit traffic, including lowering the rate, freezing the rate or establishing uniform rates.

We currently generally have no revenue exposure associated with reciprocal compensation for local traffic because our customers are primarily carrier customers, who are responsible for any compensation. We do, however, collect revenue for transit and access charges relating to the termination of local and long distance traffic with other carriers. If the FCC were to reduce what the ILEC can charge for the transiting of local traffic, our revenues would be reduced. We cannot predict either the timing or the result of this FCC rulemaking.

Regulatory Treatment of VoIP.    In February 2004, the FCC initiated a proceeding to address the appropriate regulatory framework for VoIP providers. Currently, the status of VoIP providers is not clear, although a report issued by the FCC in 1998 suggests that some forms of VoIP may constitute “telecommunications services” that are subject to regulation as common carriers under federal law. The 1998 report also suggested, however, that this regulatory treatment would not apply until after the FCC determined which specific services were subject to regulation. The new FCC proceeding will attempt to determine what, if any, regulation is appropriate for VoIP providers and whether the traffic carried by these providers will be subject to access charges. The principal focus of this rulemaking is on whether VoIP providers should be subject to some or all of the regulatory obligations of common carriers.

The FCC is continuing to consider whether to impose various obligations on VoIP providers. It recently voted to impose requirements to provide access to 911 emergency services, to permit duly authorized law enforcement officials to monitor communications, to require VoIP providers to contribute to the cost of the FCC’s universal service program and to require VoIP providers to comply with the same customer privacy rules as telecommunications carriers. These obligations are likely to increase the cost of providing VoIP service and slow the growth of VoIP providers. Because VoIP providers are potential users of our services, this trend may affect demand for our services.

State Regulation

State agencies exercise jurisdiction over intrastate telecommunications services, including local telephone service and in-state toll calls. To date, we are authorized to provide intrastate local telephone and long-distance telephone services in thirty-five states. As a condition to providing intrastate telecommunications services, we are required, among other things, to:

•	file and maintain intrastate tariffs or price lists describing the rates, terms and conditions of our services;

•	comply with state regulatory reporting, tax and fee obligations, including contributions to intrastate universal service funds; and

•

comply with, and to submit to, state regulatory jurisdiction over consumer protection policies (including regulations governing customer privacy, changing of service providers and content of customer bills), complaints, transfers of control and certain financing transactions.

Generally, state regulatory authorities can condition, modify, cancel, terminate or revoke certificates of authority to operate in a state for failure to comply with state laws or the rules, regulations and policies of the state regulatory authority. Fines and other penalties may also be imposed for such violations.

In addition, states have authority under the Telecommunications Act to approve or (in limited circumstances) reject agreements for the interconnection of telecommunications carriers’ facilities with those of the incumbent local exchange carrier, to arbitrate disputes arising in negotiations for interconnection and to interpret and enforce interconnection agreements. In exercising this authority, the states determine the rates, terms and conditions under which we can obtain collocation in ILEC central offices and interconnection trunks for termination of local traffic to ILEC customers, under the FCC rules. The states may re-examine these rates, terms and conditions from time to time.

Some state governments and their regulatory authorities assert jurisdiction over the provision of transit services, particularly the ILECs’ provision of the service. Various state regulatory authorities have initiated proceedings to examine the regulatory status of transit services. Some states have taken the position that transit service is an element of the “transport and termination of traffic” services that incumbent ILECs are required to provide at TELRIC rates under the Telecommunications Act, while other states have ruled that the Telecommunications Act does not apply to these services. To date, the FCC has not resolved this dispute over interpretation of the Telecommunications Act, resulting in disparate pricing of these services among the states. The trend has been to reduce the state regulation of transit service, although there are exceptions and there can be no assurance that the trend will continue. Many states also have jurisdiction over interconnections between competitive carriers. Our success in securing interconnections with competitive carriers may be affected by the degree of jurisdiction states exert over such interconnections. See “—Legal Proceedings.” If a state takes the position that it does not have jurisdiction over such interconnection or over the regulation of competitive transit services generally, we may be unable to assert successfully a legal right to terminate transit traffic to a carrier that refuses to accept terminating traffic from us on reasonable or any terms. Such an inability may have a material adverse effect on our business.

Intellectual Property

Our success is dependent in part upon our proprietary technology. We rely principally upon trade secret and copyright law to protect our technology, including our software, network design, and subject matter expertise. We enter into confidentiality or license agreements with our employees, distributors, customers and potential customers and limit access to and distribution of our software, documentation and other proprietary information. We believe, however, that because of the rapid pace of technological change in the communications industry, the legal protections for our services are less significant factors in our success than the knowledge, ability and experience of our employees and the timeliness and quality of our services.

We have been granted one patent and have two additional patents pending with the U.S. Patent and Trademark Office. The granted patent addresses our core business, the operation of a neutral tandem network. One of the pending patents addresses a series of traffic routing designs developed by us to assist our customers in reducing their internal network operating costs. The second pending patent covers a set of proprietary operating systems and software developed by us to manage our network. There can be no assurance regarding how, whether or when these additional patents may be granted.

Our Properties and Facilities

Our headquarters is located at One South Wacker Drive, Suite 200, Chicago, Illinois, where we lease approximately 15,000 square feet of office space. Our leased properties are described below:

Property Location	Approximate Square Feet	Use	Lease Expiration Date

Chicago, IL	15,423	Administrative Office	October 31, 2011
New York, NY	16,532	Switch site	August 31, 2014
Detroit, MI	10,800	Switch site	February 28, 2010
Chicago, IL	10,000	Sublet	September 30, 2015
Indianapolis, IN	9,577	Switch site	April 30, 2012
Los Angeles, CA	6,857	Switch site	October 31, 2011
Cleveland, OH	6,000	Switch site	October 31, 2011
Atlanta, GA	5,861	Switch site	May 31, 2015
Minneapolis, MN	5,808	Switch site	February 28, 2012
Chicago, IL	5.263	Switch site	March 31, 2009
Miami, FL	5,176	Switch site	December 31, 2011
Dallas, TX	4,842	Switch site	May 31, 2017
Chicago, IL	4,347	Switch site	May 31, 2011
San Francisco, CA	3,922	Switch site	April 30, 2014
Philadelphia, PA	3,902	Switch site	August 31, 2017
Cincinnati, OH	3,369	Switch site	September 30, 2015
Boston, MA	2.416	Switch site	June 11, 2016
Orlando, FL	2,092	Switch site	May 31, 2011
Columbus, OH	2,026	Switch site	February 28, 2011
Milwaukee, WI	1,703	Switch site	November 30, 2014
Phoenix, AZ	1,652	Switch site	March 31, 2012
Denver, CO	1,650	Switch site	May 31, 2017
Seattle, WA	1,051	Switch site	May 31, 2017
Tampa, FL	1,048	Switch site	January 31, 2016
Vienna, VA	1,131	Switch site	September 30, 2017

We believe our existing facilities are adequate for our current needs in our existing markets and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

From time to time, we are a party to legal or regulatory proceedings arising in the normal course of our business. Aside from the matters discussed below, we do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

Level 3 State Regulatory Proceedings.    In February 2007, Level 3 notified us that they were terminating two contracts under which we delivered transit traffic to Level 3 in a number of states. That same month, we began filing regulatory proceedings in eight states, asserting that we have the legal right to remain directly connected to Level 3 in order to terminate transit traffic to Level 3 on behalf of our third party carrier customers. We have also asserted in these proceedings that we have the right to terminate this traffic to Level 3 on non-discriminatory terms, including without the payment to Level 3 of a per minute of use or similar charge. We currently continue to terminate traffic to Level 3 in these eight states. The traffic we terminated to Level 3 in these eight states accounted for approximately 10.6% of our total traffic during the first six months of 2007. The following summarizes the status of these proceedings:

Illinois.    On July 10, 2007, the Illinois Commerce Commission, or the Illinois Commission, issued an order requiring that Level 3 remain directly connected with us and finding that we should not be required to pay Level 3 any fee or compensation for transit traffic delivered to Level 3. The decision by the Illinois Commission also directs the parties to negotiate an interconnection agreement consistent with the decision’s conditions and finds that, absent such an agreement, Level 3 must continue to directly interconnect with us under the operational interconnection terms in effect between the parties as of January 30, 2007. The decision also ordered Level 3 to pay 80% of our attorney’s fees and costs and 90% of the Illinois Commission’s costs. On August 15, 2007 the Illinois Commission denied Level 3’s petition for rehearing, and on September 10, 2007, Level 3 filed a notice of appeal of the Illinois Commission’s July 10 order with the Appellate Court of Illinois, First District. We do not anticipate a ruling on the merits of Level 3’s appeal of the Illinois Commission’s July 10 order until at least 2008.

On August 13, 2007, we filed a petition in the Circuit Court of Cook County, Illinois seeking enforcement of that part of the Illinois Commission’s July 10 decision requiring Level 3 to pay 80% of our attorneys’ fees and costs. We are also seeking an award of punitive damages against Level 3. On October 1, 2007, the Circuit Court of Cook County ordered us to file a motion to enforce the Illinois Commission’s attorneys’ fee award on or before October 10, 2007. We expect that Level 3 will file a response to our motion to enforce on or before November 7, 2007 and we plan to file a reply on or before November 21, 2007. The court scheduled a hearing for December 3, 2007 on our motion to enforce the attorneys’ fee award.

Georgia.    On June 19, 2007, the Georgia Public Service Commission, or the Georgia Commission, adopted the recommended findings of the staff of the Georgia Commission, which the staff had issued on June 12, 2007. On August 27, 2007, the Georgia Commission issued an Order Mandating Direct Interconnection and finding, among other things, that: (i) Level 3 must remain directly connected with us, (ii) we should not be required to pay reciprocal compensation or any other additional fee to Level 3 as a condition of such direct interconnection, (iii) we must pay all reasonable costs of direct interconnection and (iv) it is unreasonably discriminatory for Level 3 to require that we pay reciprocal compensation, or some other fee, or collect reciprocal compensation payments from its carrier customers to pass on to Level 3, as a condition of direct interconnection. On September 6, 2007, Level 3 filed with the Georgia Commission a petition for rehearing and reconsideration of the August 27 order. On September 21, 2007, we filed an opposition to Level 3’s petition for reconsideration.

New York.    On June 22, 2007, the New York Public Service Commission, or the NYPSC, determined that Level 3 must remain directly connected with us to receive terminating transit traffic. The NYPSC also found that if the parties do not first resolve the dispute, the NYPSC will hold further proceedings to investigate the rates, rules and regulations related to the termination services at issue. On September 24, 2007, the NYPSC issued an order denying Level 3’s petition for rehearing and/or clarification of the NYPSC’s June 22 order. Based upon information currently available, we anticipate that the rate proceeding will be initiated by the NYPSC in either October or November 2007. Pending the rate proceeding, the NYPSC ordered the parties to continue performing their respective obligations as if the canceled termination agreements remained in effect.

Connecticut.    On June 20, 2007, the Connecticut Department of Public Utility Control, or the CDPUC, held that the evidentiary record developed to date did not warrant CDPUC intervention at this time, but ordered the parties to make a good-faith effort to resolve their dispute pursuant to a settlement that produces a nondiscriminatory commercial agreement governing the delivery of tandem transit traffic by us to Level 3. The CDPUC also stated that it retained jurisdiction over the dispute and, if the parties are unable to arrive at a commercial agreement by a date in November 2007, the parties will be required to report the details of their negotiations to the CDPUC at that time.

Florida.    On February 26, 2007, we filed a petition against Level 3 before the Florida Public Service Commission, or the Florida Commission. On June 27, 2007, the staff of the Florida Commission issued a proposed recommendation regarding whether our case should proceed to a hearing on the merits. In its recommended ruling, the staff found that the Florida Commission had jurisdiction over the dispute and that our service benefits competition. The staff of the Florida Commission also suggested that we did not make an adequate demonstration of standing to pursue the matter. On July 9, 2007, we voluntarily withdrew our petition and on July 11, 2007, we filed a revised petition with the Florida Commission. Our revised petition includes additional legal arguments and information we hope will demonstrate that we have standing. On July 25, 2007, Level 3 filed a motion to dismiss our revised petition. On August 3, 2007, we filed our opposition to Level 3’s motion to dismiss our revised petition. On September 21, 2007, the Florida Commission issued an order directing the parties to file supplemental briefs, due on October 5, 2007, to address issues related to Level 3’s motion to dismiss. We expect the staff to issue a recommendation with respect to our revised petition in October or November 2007. Even if the staff of the Florida Commission recommends a finding that we have standing to proceed against Level 3, there can be no assurance that the Florida Commission will adopt the staff’s recommended ruling or that the Florida Commission will ultimately decide the case in our favor.

California.    On March 2, 2007, we filed a complaint with the California Public Utility Commission, or the CPUC, seeking an order requiring Level 3 to maintain its direct interconnection with us and to receive terminating transit traffic from us on non-discriminatory terms and conditions. On June 4 and 5, 2007, hearings were held before a California Commission Administrative Law Judge. A proposed decision from the Administrative Law Judge is expected to be issued in October 2007, and a final decision by the CPUC is expected later in 2007.

Minnesota.    On March 6, 2007, we filed a complaint with the Minnesota Public Service Commission, or the MPSC, seeking an order requiring Level 3 to maintain its direct interconnection with us and to receive terminating transit traffic from us on non-discriminatory terms and conditions. On July 31 and August 1, 2007, hearings were held before a MPSC Administrative Law Judge. A proposed decision is expected to be issued in November, 2007 and a final decision in the beginning of 2008.

Michigan.    On March 2, 2007, we filed a complaint with the Michigan Public Service Commission, or the Michigan Commission, seeking an order requiring Level 3 to maintain its direct interconnection with us and to receive terminating transit traffic from us on non-discriminatory terms and conditions. On August 8 through August 10, 2007 hearings were held before a Michigan Commission Administrative Law Judge. A proposed decision from the Administrative Law Judge is expected to be issued in October 2007 and a final decision in November 2007.

As a result of the rulings in the Illinois, Connecticut and New York proceedings, we must attempt to negotiate new interconnection agreements with Level 3 for each such state. Future rulings in additional states may also require that we negotiate one or more agreements for each such state. It is possible that disputes may arise during these negotiations that may cause us or Level 3 to seek additional regulatory or judicial relief. As described above, Level 3 also has appealed the Illinois Commission’s decision and is seeking reconsideration of the Georgia decision. Level 3 may also seek reconsideration, appeal or otherwise challenge one or more of any other existing or prospective ruling described above. Although we believe our position is meritorious, and we will continue to assert it vigorously in any such additional proceeding, there can be no assurance that we will prevail. In any event, our efforts could have a material adverse effects on our results of operations and financial condition because of, among other things, legal costs, diversion of management resources and other factors.

Additional State Proceedings.    After we commenced the state proceedings described above, Level 3 initiated regulatory proceedings in additional states. In these proceedings, Level 3 requested orders from the relevant state regulatory bodies directing us to notify our customers that we would not be able to terminate transit traffic directly to Level 3 and/or allowing Level 3 to disconnect the interconnection facility. In some states, Level 3 also sought to institute a per minute charge of $0.001 per minute of use. We believe that under applicable law, we would have prevailed in these actions if the matter had proceeded to a hearing on the merits. After filing submissions to prevent Level 3 from disconnecting existing direct interconnections in some of the additional states, we elected not to pursue further our right to maintain direct interconnection to Level 3 in these additional states and moved to dismiss the proceedings in those states. We no longer directly terminate traffic to Level 3 in these additional states. The traffic we terminated to Level 3 in these additional states accounted for approximately 1.9% of our revenue during the first six months of 2007. In September and October 2007, Level 3 voluntarily withdrew its petitions for disconnection in each of the states in which it had initiated regulatory proceedings against us.

Level 3 Billing Disputes.    We are also engaged in various billing disputes with Level 3 regarding amounts Level 3 claims we owe it and amounts we claim Level 3 owes us. Although there can be no assurance as to the ultimate resolution of these disputes, we do not believe they will have a material adverse effect on our business, results of operations or financial condition.

Verizon Wireless.    In July 2006, Verizon Wireless notified us that it wished to terminate its existing Master Service Agreement. As a consequence of this notification, we potentially would be unable to terminate traffic to Verizon Wireless customers in the three markets in which we are directly connected with Verizon Wireless. In response to the notification, in August 2006, we filed a petition for interconnection with the FCC. The petition argues that direct connection with Verizon Wireless is in the public interest because it furthers competitive choices in tandem services and strengthens the network reliability of the public switched telephone network. We have written submissions supporting our petition for interconnection from various sources, including the New York Department of Public Services, the cities of New York and Chicago, AT&T and others. To our knowledge, the FCC has never ordered a wireless carrier to provide interconnection. Therefore, there can be no assurance that our petition for interconnection will be successful or how, whether, or when this matter will be resolved. While we currently directly terminate transit traffic to Verizon Wireless in only three markets, if the FCC denies our petition, the future growth of our business and the attractiveness of our service offerings could be materially and adversely affected.

Verizon.    We are considering initiating an arbitration proceeding against Verizon regarding a billing dispute of approximately $1.8 million. The dispute originates from an invoice which we feel is not owed under the Verizon tariff. There can be no assurance regarding how, whether or when this matter will be resolved.

MANAGEMENT

Executive Officers and Directors

The names, ages and positions of our executive officers and directors, as of June 30, 2007, are set forth below:

Name	Age	Position(s)
Rian J. Wren	50	President, Chief Executive Officer and Director
Robert Junkroski	43	Chief Financial Officer and Executive Vice President
Surendra Saboo	48	Chief Operating Officer and Executive Vice President
Ronald Gavillet	47	General Counsel, Secretary and Executive Vice President, External Affairs
David Lopez	43	Senior Vice President of Sales
James P. Hynes	59	Director, Chairman
Dixon R. Doll	64	Director
Peter J. Barris	55	Director
Robert C. Hawk	67	Director
Lawrence M. Ingeneri	49	Director

Rian J. Wren.    Mr. Wren joined us in February 2006 and has served as our President, Chief Executive Officer and Director since that time. Prior to joining us, Mr. Wren was Senior Vice President and General Manager of Telephony for Comcast Cable from November 1999 to August 2005. Mr. Wren joined Comcast in 1999 and was named CEO of Broadnet, Comcast’s international wireless company located in Brussels, Belgium in 2000. After returning to the United States, he served as the Senior Vice President and General Manager of Telephony for Comcast Cable Division. Prior to joining Comcast, Mr. Wren held several senior management positions at AT&T from 1978 to 1999, including President of the Southwest Region, and worked in the Consumer, Business, Network Services, and Network Systems Manufacturing divisions for more than 20 years. Mr. Wren holds a B.S. degree in Electrical Engineering from the New Jersey Institute of Technology and an M.S. in Management from Stanford University where he attended as a Sloan Fellow.

Robert Junkroski.    Mr. Junkroski has been with the Company since it commenced services, and has served as our Chief Financial Officer and Executive Vice President since that time. Prior to joining us, Mr. Junkroski held the position of Vice President of Finance with Focal Communications Corporation, or Focal (now part of Level 3 Communications Inc.), from 1999 to 2002. Mr. Junkroski previously served as Focal’s Treasurer and Controller from 1997 to 2001. On December 19, 2002, subsequent to Mr. Junkroski’s departure, Focal filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Before joining Focal, Mr. Junkroski was Controller for Brambles Equipment Services, Inc. and Focus Leasing Corporation. Mr. Junkroski holds a B.B.A. degree in Accounting and Economics from University of Dubuque and an M.B.A. concentrating in Finance and Accounting from Roosevelt University, and is a Certified Public Accountant in Illinois.

Surendra Saboo.    Dr. Saboo joined us in May 2006 as our Chief Operating Officer and Executive Vice President. Prior to joining us, Dr. Saboo was the Vice President of Product Development and Operations for Voice Services at Comcast Corporation from January 2002 to March 2006. From June 2000 to December 2001, Dr. Saboo served as Executive Vice President and Chief Operating Officer of Broadnet Europe, SPRL, a pan-European subsidiary of Comcast Corporation. Prior to joining Comcast Corporation, Dr. Saboo was the Chairman, Chief Executive Officer and founder of Teledigm, an e-CRM software product company in Dallas, Texas. Prior to starting Teledigm, Dr. Saboo spent 14 years at AT&T in a variety of operating areas including research and development, engineering, product management, strategy, systems development and operations. Dr. Saboo began his career with AT&T in 1986 as a Member of Technical Staff at Bell Laboratories in Holmdel, NJ. Dr. Saboo holds a B.S.M.E. degree from Birla Institute of Technology, India as well as M.S. and Ph.D. degrees in Operations Research from Ohio State University.

Ronald Gavillet.    Mr. Gavillet has been with the Company since it commenced services, and has served as General Counsel and Executive Vice President, External Affairs since that time. Mr. Gavillet created the concept for the Company and developed the Company’s initial patent. Mr. Gavillet has over 20 years of diversified telecommunications experience. Previously, Mr. Gavillet served as Executive Vice President and General Counsel for MCG Capital’s Cleartel Communications from 2002 to 2003. In addition to five years in private practice with the law firms of Skadden, Arps, Slate, Meagher & Flom and Hopkins & Sutter, Mr. Gavillet held senior legal and strategic positions with several competitive carriers, including MCI, USN Communications and Universal Access between 1985 and 2002. Mr. Gavillet holds B.S. and B.A. degrees from Southern Illinois University, a J.D. from Catholic University of America and a Masters in Management from Northwestern University.

David Lopez.    Mr. Lopez joined us in 2003 and has served as our Senior Vice President of Sales since that time. For nearly 20 years, Mr. Lopez has provided account management responsibilities at Centel, Sprint, and Focal Communications Corporation. In his most recent position, Mr. Lopez provided sales management for Focal’s largest and most successful market from 1997 to 2003. During his tenures at Centel and Sprint from 1992 to 1997, Mr. Lopez held national account positions with responsibility for local service, Centrex, and PBX equipment to Fortune 500 companies.

James P. Hynes.    Mr. Hynes co-founded the Company in 2001, and served as Chief Executive Officer until February 2006, after which he became Executive Chairman. In December 2006 Mr. Hynes stepped down as Executive Chairman and assumed the title of Chairman of the Board, a position he holds today. Active in the industry for 30 years, Mr. Hynes personally directed the establishment of COLT Telecommunications in Europe as their first CEO in 1992. As Chairman of the Board, he led COLT’s initial public offering in 1996. Mr. Hynes established MetroRED Telecom in South America and Mexico, as well as KVH Telecom in Tokyo. Concurrent with taking on these operating roles, he was Group Managing Director at Fidelity Capital for 10 years. His career has included senior positions with Chase Manhattan, Continental Corporation, Bache & Co. and New York Telephone. Mr. Hynes is a Vice Chairman of the Board of Trustees of Iona College and is also on the North American Board of the SMURFIT Graduate School of Business, University College Dublin in Ireland.

Dixon R. Doll.    Dr. Doll has served as a Director of ours since 2003. Dr. Doll is the co-founder of DCM, an early stage technology venture capital firm which currently has more than $1.5 billion under management, headquartered in Menlo Park, California. In the mid-1980’s, Dr. Doll co-founded the venture capital industry’s first fund focused exclusively on telecommunications opportunities. He is the Chairman of the Board of Network Equipment Technologies and numerous private companies. Since 2004, he has been a director of the U.S. National Venture Capital Association in Washington D.C. where he also serves on the Executive Committee. Additionally, he also serves on the Stanford Institute for Economic Policy Research Advisory Board and is the Chairman of the San Francisco Asian Art Museum Board. Dr. Doll received his B.S.E.E. degree (cum laude) from Kansas State University as well as M.S. and Ph.D. degrees in Electrical Engineering from the University of Michigan, where he was a National Science Foundation scholar.

Peter J. Barris.    Mr. Barris has served as a Director since 2003. Mr. Barris is currently the Managing General Partner of NEA where he specializes in information technology investing. Mr. Barris has been with NEA since 1992, and he serves as either an executive officer or general partner of various NEA entities. From 1988 to 1990, Mr. Barris was President and Chief Operating Officer at LEGENT Corporation. From 1986 to 1988, Mr. Barris served as Senior Vice President and General Manager of the Systems Software Division and from 1985-1985 as the Vice President of Corporate Development at UCCEL Corporation. Prior to that, Mr. Barris also held various management positions between 1977 and 1985 at the General Electric Company, including Vice President and General Manager at GE Information Services, Inc. Mr. Barris serves or has served as a member of the Boards of Directors of InnerWorkings, Inc., where he also served as a member of the audit, compensation and corporate governance committees, Vonage Holdings Corp., where he also served as a member of the compensation committee, ProtoStar, Boingo Wireless and Hillcrest, as well as several other private companies in the NEA portfolio. Mr. Barris serves on the Executive Committee of the National Venture Capital Association and is a member of the Board of Trustees of Northwestern University and the Board of Overseers of Tuck School at Dartmouth College.

Robert C. Hawk.    Mr. Hawk has served as a Director since January 2004. Mr. Hawk has served as President of Hawk Communications since 1996 and is a Venture Partner of DCM. Prior to this, Mr. Hawk served as President and Chief Executive Officer of US West Multimedia Communications, Inc. From 1986 until 1995, Mr. Hawk was President of the Carrier Division of US West Communications, Inc. Prior to such position, Mr. Hawk was Vice President, Marketing and Strategic Planning for CXC Corporation, and Director of Advanced Systems Development for American Bell. From 1997 to 2002, Mr. Hawk served as a Special Limited Partner of Crosspoint Venture Partners. During that time he served on the boards of directors or advisory boards of fifteen companies that went public. Mr. Hawk previously served as a Director of Covad Communications and is a current Director for Centillium Communications and several private high technology companies.

Lawrence M. Ingeneri.    Mr. Ingeneri has served as a Director since October 2006. Mr. Ingeneri is currently the Chief Financial Officer and a member of the Board of Directors of mindSHIFT Technologies, Inc., an IT managed services provider which he joined in October 2003. Prior to that time, Mr. Ingeneri was employed by COLT Telecom Group plc, or COLT, a European telecommunications services company from July 1996 to December 2002. Mr. Ingeneri was the Chief Financial Officer of COLT from July 1996 to June 2002 and a member of the Board of Directors of COLT from June 2001 to June 2002.

Our Board of Directors

Our board of directors has the power to appoint our officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such persons resignation, removal or death. Our board currently consists of six persons. Within one year of the consummation of this offering, a majority of the board of directors will satisfy the independence requirements of the NASDAQ Stock Market.

Prior to the completion of this offering, so long as a combined total of at least 1,842,000 shares of Series A preferred stock, Series B-1 preferred stock, Series B-2 preferred stock and Series C preferred stock are outstanding (as adjusted for stock split, stock dividend, combination, reclassification of shares or similar event), the holders of the shares of Series A preferred stock, Series B preferred stock and Series C preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) are entitled to elect two of our directors at any election of directors. The holders of outstanding common stock are entitled to elect two of our directors at any election of directors. The holders of preferred stock and common stock (voting together as a single class and not as separate series, and on an as-converted basis) are entitled to elect any of our remaining directors. See “Principal and Selling Shareholders.”

Upon completion of this offering we will amend and restate our certificate of incorporation and our existing preferred shares will be converted to shares of our common stock. See “The Reclassification” and “Description of Capital Stock.”

There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

We currently have an audit committee, compensation committee and a nominating and corporate governance committee. Each such committee has three or more members, who serve at the pleasure of the board of directors. At the time of the offering, each committee will consist of three persons, at least one of whom is not employed by us, and is “independent” as defined under the rules of the NASDAQ Stock Market. Within one year of the consummation of this offering, all of the members of these committees will be independent.

Compensation Committee.    The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers and other related compensation matters. Currently, Dr. Doll, Mr. Hynes and Mr. Barris serve on the Compensation Committee. Dr. Doll is chairman of the committee.

Our board of directors will adopt a written charter for this committee, which will be available on our website after completion of the offering.

Audit Committee.    The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls, and for making recommendations with respect to those matters to the Board of Directors. Currently, Mr. Ingeneri, Mr. Hawk and Mr. Hynes serve on the Audit Committee. The board has determined that Mr. Ingeneri, the current chairman of the committee, qualifies as an “audit committee financial expert” within the meaning of the regulations of the SEC.

Our board of directors will adopt a written charter for this committee, which will be available on our website after completion of the offering.

Nominating and Corporate Governance Committee.    The Nominating and Corporate Governance Committee will be responsible for the oversight of and assist our board of directors in developing and recommending governance practices and selecting the director nominees to stand for election at annual meetings of our shareholders. Currently, Mr. Hawk, Mr. Barris and Mr. Ingeneri serve on the Nominating and Corporate Governance Committee.

Our board of directors will adopt a written charter for this committee, which will be available on our website after completion of the offering.

Code of Conduct

Prior to this offering, we will adopt a finance code of professional conduct for our chief executive officer, chief financial officer and other key employees of the finance organization.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently comprised of three directors, Messrs. Doll, Barris and Hynes. Dr. Doll serves as Chairman of the Compensation Committee. Shortly after the completion of this offering, each member of the Compensation Committee will meet the definition of independence under our corporate governance guidelines and further qualifies as a non-employee director for purposes of Rule16b-3 under the Securities Exchange Act of 1934. None of the current members of the Compensation Committee are current or, other than Mr. Hynes, former employees of ours nor are any members eligible to participate in any of our executive compensation programs. Additionally, the Compensation Committee operates in a manner designed to meet the tax deductibility criteria included in Section 162(m) of the Internal Revenue Code. See “—Committees of the Board of Directors” for a further description of the Compensation Committee. As discussed in “Certain Relationships and Related Transactions,” Dr. Doll is co-founder of DCM and Mr. Barris is Managing General Partner of NEA, each of which are affiliates of certain of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We were incorporated on April 19, 2001, commenced operations in November 2003 and began generating revenue with the launch of our service in February 2004. The material principles underlying our executive compensation policies and decisions are intended to:

•	implement compensation packages which are competitive with comparable organizations and allow us to attract and retain the best possible executive talent;

•	relate annual and long-term cash and stock incentives to achievement of measurable corporate and individual performance objectives;

•	appropriately balance the mix of cash and non-cash short and long-term compensation;

•	encourage integrity in business dealings through the discretionary portion of our compensation package; and

•	align executives’ incentives with long-term stockholder value creation.

To implement these principles, the Compensation Committee, which is responsible for approving and administering the compensation program for executive officers and certain senior employees, expects to maintain compensation plans that tie a substantial portion of executives’ overall compensation to key strategic goals such as the development of our network, the establishment and maintenance of key strategic relationships and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenue, customer growth, churn and markets launched. As our executives assume greater responsibility, a larger portion of their total compensation is expected to be “at risk” and thus subject to corporate and individual performance.

Our Compensation Methodology

To assist the Compensation Committee in discharging its responsibilities, in 2005, the Compensation Committee retained an independent compensation consultant, Human Capital Solution, to evaluate certain aspects of our compensation practices and to assist in developing and implementing our executive compensation program. Human Capital Solution also provides outsourced human resources management services to us. Human Capital Solution developed a competitive peer group—which included the following private and public companies, such as Level 3, Arbinet-thexchange, Inc., NeuStar, Inc., KMC Telecom, Inc., New Global Telecom, Inc. and VeriSign Inc.—and performed benchmarking analyses of competitive compensation levels focusing on base salary and bonus for the peer group (“2005 Benchmarking Study”). Our management developed recommendations using the 2005 Benchmarking Study that were reviewed and approved by the Compensation Committee in connection with developing and approving the salary and bonus compensation awards. The 2005 Benchmarking Study was used to set compensation and bonuses for senior management at that time, but has not been directly relied upon since that time in making compensation decisions, except to the extent that the compensation levels established at that time still comprise a substantial portion of our named executive officers’ salary and bonus compensation levels. For example, the bonus percentage thresholds of the 2005 Benchmarking Study generally continue to be the bonus guidelines utilized by the Compensation Committee, and the base salary of our named executive officers continues to be consistent with the 2005 Benchmarking Study. The 2005 Benchmarking Study did not address the terms and conditions of the employment agreements, and therefore the 2005 Benchmarking Study was not relied upon in establishing the terms and conditions for the Company’s executive employment agreements. Rather, the Compensation Committee of our board of directors, relying on its collective experience as directors for similar sized companies, together with the Company’s outside law firm, established the terms and conditions of the Company’s employment agreements. No member of our management, including our named executive officers, provides recommendations to the Compensation Committee with respect to his or her own compensation. Our board of directors reviews and ratifies the findings of the Compensation Committee.

Other than our retention of Human Capital Solution in 2005, we have not retained any other compensation consultant to review our policies and procedures relating to executive compensation. Human Capital Solution continues to provide outsourced human resources management services to us but has not performed any additional compensation benchmark studies for us since 2005. Our Compensation Committee may request a similar study periodically in the future if it feels it is necessary, and it does informally consider competitive market practices by speaking to recruitment agencies and reviewing publicly available information relating to compensation of executive officers at other comparable telecommunications companies.

Our Compensation Committee reviews and approves all of our compensation policies.

Elements of Compensation

The principal elements of our compensation package are as follows:

•	base salary;

•	annual cash incentive bonuses;

•	long-term incentive plan awards;

•	severance benefits;

•	change in control benefits;

•	perquisites and other compensation; and

•	retirement benefits.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. When establishing base salaries, the Compensation Committee and management considered a number of factors, including the seniority of the individual, the functional role of the position, the level of the individual’s responsibility, the ability to replace the individual, the base salary of the individual at their prior employment and the number of well qualified candidates to assume the individual’s role. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions at comparable companies.

Base salaries are reviewed at a minimum annually by our Compensation Committee during our performance review, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus

We have an annual cash incentive bonus plan for nearly all employees, including our named executive officers. The annual cash incentive bonuses are intended to compensate for the achievement of both our annual financial goals and individual annual performance objectives. Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable officer’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary. The corporate targets and the individual objectives are given roughly equal weight in the bonus analysis. The corporate targets are the financial metrics contained in the internal business plan adopted by our board of directors, including revenue and net income. For 2006, our corporate targets were revenues of $56.9 million, EBITDA of $13.8 million and net income of $6.3 million. Since the components of the corporate targets for 2007 contain highly sensitive data such as targeteted revenue growth and operating income, we do not disclose specific future measures and targets because we believe that such disclosure would result in serious competitive harm and be detrimental to our operating performance. Achievement of the annual internal business plan financial metrics adopted by our board of directors will result in full credit being given for the corporate targets portion of the annual cash incentive bonus. In addition, if the annual internal business plan financial metrics are exceeded by pre-determined targeted percentage, or “stretch goal,” the annual cash incentive bonus for our named executive officers may be increased above the target bonus. For example, while the 2007 target bonus for our named executive officers is set at 40% of their annual base salary, for 2007 our Compensation Committee has established a “stretch goal” with specific criteria tied to exceeding the annual internal business plan which could result in an additional 20% cash incentive bonus for meeting such “stretch goals.” Individual objectives are necessarily tied to the particular area of expertise of the employee and their performance in attaining those objectives relative to external forces, internal resources utilized and overall individual effort. The individual objectives for our named executive officers include the following primary criteria:

•

Mr. Wren, Chief Executive Officer: Recruitment, retention and development of senior management, performance against internal business plan financial metrics and strategic positioning of our products and services.

•	Mr. Junkroski, Chief Financial Officer: Management of our financial and administrative affairs, including cost management, model forecasting and human resources.

•	Dr. Saboo, Chief Operating Officer: Management of our services delivery, control of costs relative to budgeted forecasts and recruitment and development of employees.

•	Mr. Gavillet, Executive Vice President and General Counsel: Management of our legal affairs and external affairs relative to budget forecasts.

Measurement of the above criteria is both quantitative and qualitative. For example, actual performance is compared relative to internal business plan financial metrics to determine if a quantitative criteria is met, whereas, qualitative factors are based upon a review of the prior year’s events and the change, if any, in the relative criteria. Successful attainment of both qualitative and quantitative individual objectives combined with successful achievement of the annual internal business plan financial metrics adopted by our board of directors will result in payment of the full annual cash incentive bonus. Achievement of both the corporate and individual criteria to secure the target bonus are not assured and were set at challenging levels. Achievement of the stretch goal criteria will be much more challenging than the target bonus and will be much less likely to occur.

The corporate and individual targets under our annual cash incentive bonus program are intended to be challenging yet achievable for the participants, but only if there was a high level of performance by our executive officers and each applicable participant if we have what we consider to be a successful year. The targets are meant to require substantial efforts by executive officers and their teams toward our strategic goals and cost cutting measures, but at the same time they were intended to be within reach if such significant efforts were made. In addition, achievement of “stretch goal” criteria will be substantially more challenging and therefore less likely to be achieved. For 2006, all of the named executives achieved the maximum target bonus of 40%. There was no stretch goal established for 2006. Although our named executive officers earned their target bonuses in 2006, there can be no assurance that they will perform to a sufficient level to achieve such bonuses in 2007. Nonetheless, based on our results to date and assuming similar results for the remainder of the year, we anticipate that the corporate target’s portion of the incentive bonus and stretch bonus will be attained in 2007.

The bonus awards for 2006 and the expected target bonus awards for 2007 (each as a percentage of annual base salary) for the named executive officers are:

Category	2006 Target Bonus as a % of Annual Base Salary	2007 Target Bonus as a % of Annual Base Salary
Rian Wren	40%	40%
Robert Junkroski	40%	40%
Ronald Gavillet	40%	40%
Surendra Saboo	40%	40%
James Hynes	0%	0%

David Lopez, our Senior Vice President—Sales, is compensated quarterly based upon achievement of certain of our financial goals and individual performance objectives. During the first year of the named executives’ employment agreements (other than Mr. Lopez), however, the maximum annual cash incentive bonus was capped at 40% of base salary. Depending on the achievement of the predetermined targets, including budget and stretch goals, the annual bonus for the other named executives may be less than or greater than the target bonus. The maximum annual cash incentive bonus is determined by the Compensation Committee based upon the principles underlying our executive compensation program. See “—Overview” above. The annual cash incentive bonus for the named executive officers is normally paid in a single installment in the first quarter following any given fiscal year.

Long-Term Incentive Plan Awards

We believe that our long-term performance is fostered by a compensation methodology which compensates executive officers through the use of stock-based awards, such as stock options, restricted stock awards, and other rights to receive compensation based on the value of our stock. Therefore, our executive officers have a continuing stake in our long-term success.

Our 2003 Stock Incentive Plan was adopted on November 24, 2003 to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Recently, our 2003 Stock Incentive Plan has been the principal method for our executive officers to acquire equity interests in us. We believe that the annual aggregate value of these awards should be set near competitive median levels for comparable companies. However, due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives through our stock compensation than through cash based compensation.

The Compensation Committee administers the 2003 Stock Incentive Plan and determines the type and amount of awards to be granted to eligible employees, directors and consultants based upon the principles underlying our executive compensation program. See “—Overview” above. Awards under our 2003 Stock Incentive Plan are made throughout the year and are generally tied to Compensation Committee meetings. A total of 4,650,000 shares of our common stock are currently authorized for issuance under the 2003 Stock Incentive Plan. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2003 Stock Incentive Plan. As of August 10, 2007, there were 3,591,137 shares reserved for issuance under the 2003 Stock Incentive Plan and 870,613 shares available for future awards.

Stock Options.    Stock option grants are typically made at the commencement of employment and generally thereafter by the Compensation Committee upon achievement of key strategic goals and on the anniversary of previous grants. Periodic stock option grants are made at the discretion of the Compensation Committee, based upon the achievement of the same corporate and individual targets considered in determining our named executive officers’ annual cash incentive bonus, as described above. In 2006, certain named executive officers were awarded stock options in the amounts reflected in the following “Grants of Plan Based Awards” table. The Compensation Committee determines the exercise price of options awards granted under our 2003 Stock Incentive Plan, but with respect to incentive stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. In setting the fair market value of the common stock for the stock option, the Compensation Committee has engaged and relied upon an independent third party to perform appraisals of the fair market value of the common stock, which was last performed during the second quarter of 2007. The Compensation Committee determines the term of all options. Generally, the option awards vest 25% per year. Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her vested options for the period of 90 days from the termination of employment; provided, if termination is due to death or disability, the option will remain exercisable for 12 months after such termination. However, an option may never be exercised later than the expiration of its term. The terms of option awards under the 2003 Stock Incentive Plan are generally 10 years. Option holders are also generally allowed to exercise a stock option and at any time convert it into restricted stock.

Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Compensation Committee. Holders of restricted stock have all the rights of a stockholder of ours. Until adoption of the 2003 Stock Incentive Plan, it was more common for us to award shares of restricted stock than options. Since adoption of that plan, however, our compensation practice generally has been to award options rather than shares of restricted stock. The change was largely based upon the increased appreciation in the stock value and the requirement of the employees to pay significant sums to purchase the restricted stock at the fair market value at the time of the grant and putting significant capital at risk as opposed to the employee not taking any capital risk and only incurring a cash cost after the vesting period of the stock options and at the time of exercise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Unless otherwise determined by the Compensation Committee, the 2003 Stock Incentive Plan does not allow for the sale or transfer of awards under the plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant. We do not have a policy to recover awards if relevant performance measures upon which they were based are restated or otherwise adjusted in a manner that would reduce the size of a payment. Our 2003 Stock Incentive Plan terminates on November 24, 2013.

Severance Benefits

Our named executive officers and certain other executives with employment agreements are covered by arrangements which specify payments in the event the executive’s employment is terminated. The type and amount of payments vary by executive level and the nature of the termination. These severance benefits are payable if and only if the executive’s employment terminates as specified in the applicable employment agreement. Our primary reason for including severance benefits in compensation packages is to attract and retain the best possible executive talent. We believe our severance benefits are competitive with general industry packages. For a further description of these severance benefits, see “—Employment Agreements” below.

Change in Control Benefits

Members of our board of directors, our named executive officers, and certain other members of our senior management are covered by arrangements which specify accelerated vesting of unvested stock options and restricted stock in the event of a “change in control.” The board of directors’ stock options and restricted stock awards fully vest upon a change of control, and certain executives’ stock options and restricted stock partially vest upon a change of control and fully vest if, within a period of time of the change of control, they are not retained in their current capacity. Our primary reason for including change in control benefits in compensation packages is to attract and retain the best possible executive talent. We believe our change in control benefits are competitive with general industry packages.

In addition, our 2003 Stock Incentive Plan provides that in the event of our “change in control,” the Compensation Committee may otherwise determine the status of unvested options or restricted stock, including, without limitation, whether the successor corporation will assume or substitute an equivalent award, or portion thereof, for each outstanding award under the plan or, if there is no assumption or substitution of unvested outstanding awards, such unvested awards may be canceled.

For additional information concerning severance and change in control benefits, see “—Severance and Change in Control Benefits” below.

Perquisites and Other Compensation

During the fiscal year ended December 31, 2006, certain of our named executive officers received reimbursement of up to $75,000 for moving expenses, use of a corporate apartment and, in the case of the Chief Executive Officer, a tax “gross up” payment with respect to reimbursement of moving expenses. See “—Employment Agreements” below.

In addition, prior to adopting the 2003 Stock Incentive Plan, we allowed certain employees to purchase shares of restricted stock at a price equal to the fair market value on the date of purchase. The number of shares of restricted stock available for purchase by each employee was determined by the board of directors based upon the employees’ position and expected contribution to us. The restricted stock was subject to a defined vesting period which if not met, resulted in forfeiture of the shares of restricted stock.

Following this offering, we intend to continue to maintain executive benefits and perquisites for officers, however, the Compensation Committee may in its discretion revise, amend or increase named executive officers’ perquisites as it deems advisable. We believe these benefits and perquisites are currently not above median competitive levels for comparable companies and are beneficial in attracting and retaining executive talent.

Retirement Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following 60 days of employment. The 401(k) plan permits us to make profit sharing contributions to eligible participants of 2.5%. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. All employee contributions are 100% vested. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. We believe that offering a 401(k) retirement plan fosters our ability to attract and retain the best possible executive talent.

Differences in Compensation

Between our named executive officers there are variances in both the amount and the mix of compensation. Generally, the differences reflect the level of responsibility and the experience of the named executive officer. In addition, compensation can differ based on differences in the timing risk associated with the named executive officer joining the Company. For example, employees joining a more mature company may receive a lower overall compensation package because the risk of joining such a company as compared to an early stage venture is much lower. Among our named executive officers, the compensation differences are not significant and largely reflect the differences in overall responsibility, with Mr. Wren, our Chief Executive Officer, paid at the highest pay scale, including his receipt of the largest stock option grant in 2006, reflective of his greater responsibility. Our next three named executives, Dr. Saboo and Messers. Junkroski and Gavillet, have the same base salary and the same target bonus levels. Their option grants in 2006 were also very similar. Because of Mr. Wren’s seniority and the fact that he joined the Company earlier than Dr. Saboo, Mr. Wren received certain perquisites that Dr. Saboo did not. For example, Mr. Wren’s “All Other Compensation” in 2006 consisted of $48,750 for reimbursement of moving expenses and closing costs associated with the sale of Mr. Wren’s home in New Jersey and $27,767 related to the use of a corporate apartment in Chicago, Illinois from February until September 2006 and $42,037 to reimburse Mr. Wren for federal and state taxes. Dr. Saboo’s “All Other Compensation” consisted primarily of reimbursement of approximately $13,926 for moving expenses and use of a corporate apartment from May until September 2006. Unlike our other named executive officers, Mr. Lopez, who manages our sales force, receives his bonus compensation quarterly, which is consistent with the compensation structure of all the members of the sales organization he manages.

Role of Executive Officers in Executive Compensation

The Compensation Committee determines the compensation payable to each of the named executive officers as well as the compensation of the members of the board of directors. The Compensation Committee determines the compensation paid to each of our named executive officers based upon various factors and sources of information, including recommendations of management. See “—Our Compensation Methodology” and “—Elements of Compensation” above. No member of our management, including our named executive officers, provides recommendations to the Compensation Committee with respect to his or her own compensation. Our board of directors reviews and ratifies the actions of the Compensation Committee.

Employment Agreements

Effective February 6, 2006, Mr. Wren was appointed our President and Chief Executive Officer and James Hynes, our then President, Chief Executive Officer and Chairman of the Board, assumed the role of Executive Chairman of the Board of Directors. In October 2006, Mr. Hynes’ title was changed to Chairman of the Board of

Directors. We entered into an employment agreement with Mr. Wren and subsequently with Messrs. Gavillet, Junkroski, Saboo and Lopez and certain other senior executives. We have not entered into an employment agreement with Mr. Hynes.

The employment agreements for each named executive officer are four years in duration. Each employment agreement provides for an annual salary and a discretionary annual incentive cash bonus and/or equity awards up to 40% of the named executive officer’s base salary during the first year of employment. In subsequent years, the amount of annual incentive cash and/or equity award bonus is subject to determination by our board of directors without limitation on the amount of the award. Each of the agreements provides for a severance payment over a prescribed term in the event the named executive is terminated without cause, including if his duties are materially changed in connection with a change of control. Each agreement also provides that no severance payment is due in the event of termination with cause, which includes termination for willful misconduct, conviction of a felony, dishonesty or fraud. Each agreement further contains an agreement by the named executive officer not to compete with us for a defined term equal in length to the applicable severance payment in the respective employment agreement, which we feel is reasonable and consistent with industry guidelines.

Rian Wren.    We have entered into an employment agreement with Mr. Wren, dated February 6, 2006, under which Mr. Wren has agreed to serve as our President and Chief Executive Officer. The agreement provides that Mr. Wren shall be paid an annual salary of $250,000 for the year ending December 31, 2006 and $275,000 for the year ending December 31, 2007. Effective January 1, 2007, Mr. Wren’s annual salary was adjusted to $300,000. The agreement further entitled Mr. Wren to receive reimbursement of up to $75,000 for moving expenses plus use of a corporate apartment until September 2006, with the amount of the moving expenses “grossed up” to cover federal and state taxes. If Mr. Wren’s employment is terminated by us without cause or terminated by Mr. Wren for good reason, we are obligated to pay to Mr. Wren any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months’ base salary at the salary rate in effect on the date of termination. If Mr. Wren’s employment is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Wren any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twenty-four months’ base salary at the salary rate in effect on the date of termination. In the event Mr. Wren dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Wren any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through (i) the second anniversary of the date of Mr. Wren’s termination or material change in responsibilities, in the event he is terminated within six months of a change of control or his responsibilities are materially diminished within six month of such change of control or (ii) the first anniversary of the date of Mr. Wren’s termination in the event his employment is terminated in any other circumstance, Mr. Wren is prohibited from directly or indirectly competing with us.

Robert Junkroski.    We have entered into an employment agreement with Mr. Junkroski, dated May 9, 2006, under which Mr. Junkroski has agreed to continue to serve as our Chief Financial Officer. The agreement provides that Mr. Junkroski shall be paid a salary at an initial annual rate of $215,000. Mr. Junkroski’s annual salary was subsequently adjusted to $225,000, pursuant to our Compensation Committee’s performance review. Effective January 1, 2007, Mr. Junkroski’s annual salary was adjusted to $240,000. If Mr. Junkroski’s employment is terminated by us without cause, terminated by Mr. Junkroski for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Junkroski any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to twelve months’ base salary at the salary rate in effect on the date of termination. In the event Mr. Junkroski dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Junkroski any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Junkroski’s termination, Mr. Junkroski is prohibited from directly or indirectly competing with us.

Ronald Gavillet.    We entered into an employment agreement with Mr. Gavillet, dated May 9, 2006, under which Mr. Gavillet has agreed to continue to serve as Executive Vice President and General Counsel. The agreement provides that Mr. Gavillet shall be paid a salary at an initial rate of $215,000. Mr. Gavillet’s annual salary was subsequently adjusted to $225,000, pursuant to our Compensation Committee’s performance review. Effective January 1, 2007, Mr. Gavillet’s annual salary was adjusted to $240,000. If Mr. Gavillet’s employment is terminated by us without cause, terminated by Mr. Gavillet for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Gavillet any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months’ base salary at the salary rate in effect on the date of termination. In the event Mr. Gavillet dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Gavillet any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Gavillet’s termination, Mr. Gavillet is prohibited from directly or indirectly competing with us.

Surendra Saboo.    We entered into an employment agreement with Dr. Saboo, dated May 9, 2006, under which Dr. Saboo has agreed to continue to serve as our Executive Vice President and Chief Operating Officer. The agreement provides that Dr. Saboo shall be paid an annual salary of $215,000 for the year ending December 31, 2006. Effective January 1, 2007, Dr. Saboo’s annual salary was adjusted to $240,000. The agreement further provides that Dr. Saboo shall receive reimbursement of up to $75,000 for moving expenses plus use of a corporate apartment until September 2006. If Dr. Saboo’s employment is terminated by us without cause, terminated by Dr. Saboo for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Dr. Saboo any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months’ base salary at the salary rate in effect on the date of termination. In the event Dr. Saboo dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Dr. Saboo any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Dr. Saboo termination, Dr. Saboo is prohibited from directly or indirectly competing with us.

David Lopez.    We entered into an employment agreement with Mr. Lopez, dated November 3, 2006, under which Mr. Lopez has agreed to continue to serve as our Senior Vice President of Sales. The agreement provides that Mr. Lopez shall be paid an annual salary of $155,250 for the year ending December 31, 2006, subject to adjustment no less than annually at the discretion of the board of directors beginning June 2007, but in no event will the base salary be reduced. Mr. Lopez is eligible to receive a quarterly bonus in the form of cash payment and/or equity award, as determined by the board of directors, of up to a quarterly target of $25,000 for 2006 and, for subsequent years, as determined by the board of directors. If Mr. Lopez’s employment is terminated by us without cause, terminated by Mr. Lopez for good reason or is terminated within six months following a change of control or his responsibilities are materially diminished within six months of such change of control, we are obligated to pay to Mr. Lopez any unpaid base salary through the date of termination, any accrued vacation pay and severance equal to 12 months’ base salary at the salary rate in effect on the date of termination, but in no event less than $185,000. In the event Mr. Lopez dies, becomes disabled or his employment terminates for any other reason, we are obligated to pay Mr. Lopez any unpaid base salary through the date of termination, any unused vacation accrued through the date of termination and any unreimbursed business expenses. During the employment period and through the first anniversary of the date of Mr. Lopez’s termination, Mr. Lopez is prohibited from directly or indirectly competing with us.

2007 Long-Term Equity Incentive Plan

Prior to the completion of this offering, we anticipate adopting the Neutral Tandem, Inc. 2007 Long-Term Equity Incentive Plan. The 2007 Long-Term Equity Incentive plan will provide for grants of stock options, restricted stock, restricted stock units, deferred stock units and other equity-based awards. Our directors, officers and other employees, as well as others performing services for us, will be eligible for grants under the plan. Our

Compensation Committee will approve all awards under the plan. For the reasons discussed above under “—Elements of Compensation—Long-Term Incentive Plan Awards—Restricted Stock,” in the near term we anticipate the primary awards under the 2007 Long-Term Equity Incentive Plan will be stock options. However, decisions regarding the amount and type of equity incentive compensation and relative weighting of these awards among total executive compensation will also be based on our understanding of market practices of similarly situated companies and negotiations with our executives in connection with their initial or continued employment by us. Other factors, including the amount and percentage of our total equity on a diluted basis held by our executive officers, will also be considered.

The purpose of the 2007 Long-Term Equity Incentive Plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success. We believe that the 2007 Long-Term Equity Incentive Plan, which we anticipate will be competitive with comparable organizations, will assist us in attracting and retaining the best possible executive talent. We believe that stock options as well as restricted stock awards granted pursuant to the 2007 Long-Term Equity Incentive Plan will align our executives’ incentives with that of our shareholders and assist in the creation of long-term shareholder value. Because our Compensation Committee will have the ability to determine certain vesting criteria and, with respect to options, the exercise price, our Compensation Committee will be able to use such equity-based awards to create an appropriate balance of the short and long-term non-cash compensation. In addition, because our Compensation Committee will have discretion over the granting of awards under the 2007 Long-Term Equity Incentive Plan, we believe the 2007 Long-Term Equity Incentive Plan will provide the Compensation Committee with the ability to encourage integrity in our business dealings.

The following is a summary of the material terms of the 2007 Long-Term Equity Incentive Plan, but does not include all of the provisions of the plan. For further information about the plan, we refer you to the complete copy of the 2007 Long-Term Equity Incentive Plan, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Compensation Committee will administer the 2007 Long-Term Equity Incentive Plan. Our board of directors also has the authority to administer the plan and to take all actions that the Compensation Committee is otherwise authorized to take under the plan.

Available Shares.    A total of     shares of our common stock, representing approximately     % of our outstanding common stock after the offering (assuming the underwriters do not exercise their over-allotment option), will be available for issuance under the 2007 Long-Term Equity Incentive Plan. The number of shares available for issuance under the 2007 Long-Term Equity Incentive Plan is subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, authorized and unissued or held as treasury shares.

Eligibility.    Our directors, officers and employees, as well as other individuals performing services for us, will be eligible to receive grants under the 2007 Long-Term Equity Incentive Plan. However, only employees may receive grants of incentive stock options. In each case, the Compensation Committee will select the actual grantees.

Stock Options.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee or the board of directors may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code, and other, non-qualified stock options. The Compensation Committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than 25.0% of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

The exercise price of an option granted under the plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date.

Unless the Compensation Committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

•	in cash;

•	by delivery of shares of common stock with a fair market value equal to the exercise price; and/or

•	by simultaneous sale through a broker of shares of common stock acquired upon exercise.

If a participant elects to deliver shares of common stock in payment of any part of an option’s exercise price, the Compensation Committee may in its discretion grant the participant a “reload option.” The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered. The reload option may also include, if the Compensation Committee chooses, the right to purchase a number of shares of common stock equal to the number delivered or withheld in satisfaction of any of our withholding requirements in connection with the exercise of the original option. The terms of each reload option will be the same as those of the original exercised option, except that the grant date will be the date of exercise of the original option, and the exercise price will be the fair market value of the common stock on the date of exercise.

The Compensation Committee will determine the term of each option in its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of the voting power of us, five years from the date of grant. In addition, all options under the 2007 Long-Term Equity Incentive Plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with us during the 30-day period.

There are, however, exceptions depending upon the circumstances of cessation. In the case of a participant’s death or disability, all options that are exercisable shall remain so for up to 180 days after the date of death or disability, and all options that were not exercisable will terminate upon the date of death or disability. In the case of a participant’s retirement, all options that are exercisable shall remain so for up to 90 days after the date of retirement, and all options that were not exercisable will terminate upon the date of retirement. In each of the foregoing circumstances, the board of directors or the Compensation Committee may elect to accelerate the vesting of unvested options and further extend the applicable exercise period in its discretion. Upon termination for cause, all options will terminate immediately. If we undergo a change in control and a grantee is terminated from service (other than for cause) within one year thereafter, all options will become fully vested and exercisable and remain so for up to one year after the date of termination. In addition, the Compensation Committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control of us, whether or not the grantee is subsequently terminated.

Restricted Stock.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may award restricted stock subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries during any period of restriction, all shares of restricted stock on which the restrictions have not lapsed shall be immediately forfeited to us. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on shares of restricted stock granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, us or our subsidiaries within one year after such change in control, all restrictions on shares of restricted stock granted to such participant shall lapse. In addition, the Compensation Committee has the authority to award shares of restricted stock with respect to which all restrictions shall lapse automatically upon a change in control of us, whether or not the participant is subsequently terminated.

Restricted Stock Units; Deferred Stock Units.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may award restricted stock units subject to the conditions and restrictions, and for the duration, which will generally be at least six months, that it determines in its discretion. Each restricted stock unit is equivalent in value to one share of common stock and entitles the grantee to receive one share of common stock for each restricted stock unit at the end of the vesting period applicable to such restricted stock unit. If a participant ceases to be a director, officer or employee of, or to otherwise perform services for, us or our during any period of restriction, all restricted stock units on which the restrictions have not lapsed shall be immediately forfeited to us. If, however, the cessation occurs due to death, disability or retirement, the Compensation Committee may elect to provide that all restrictions on restricted stock units granted to such participant shall lapse. If we undergo a change in control and a participant is terminated (other than for cause) from being a director, officer or employee of, or otherwise performing services for, us or our subsidiaries within one year after such change in control, all restrictions on restricted stock units granted to such participant shall lapse. In addition, the Compensation Committee has the authority to award restricted stock units with respect to which all restrictions shall lapse automatically upon a change in control of us, whether or not the participant is subsequently terminated. Prior to the later of (i) the close of the tax year preceding the year in which restricted stock units are granted or (ii) 30 days of first becoming eligible to participate in the plan (or, if earlier, the last day of the tax year in which the participant first becomes eligible to participate in the plan) and on or prior to the date the restricted stock units are granted, a grantee may elect to defer the receipt of all or a portion of the shares due with respect to the restricted stock units and convert such restricted stock units into deferred stock units. Subject to specified exceptions, the grantee will receive shares in respect of such deferred stock units at the end of the deferral period.

Performance Awards.    Under the 2007 Long-Term Equity Incentive Plan, the Compensation Committee may grant performance awards contingent upon achievement by the grantee, us and/or our subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such as, for example, return on equity, over a specified performance cycle, as designated by the Compensation Committee. Performance awards may include specific dollar-value target awards, performance units, the value of which is established by the Compensation Committee at the time of grant, and/or performance shares, the value of which is equal to the fair market value of a share of common stock on the date of grant. The value of a performance award may be fixed or fluctuate on the basis of specified performance criteria. A performance award may be paid out in cash and/or shares of our common stock or other securities.

Unless the Compensation Committee determines otherwise, if a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries prior to completion of a performance cycle due to death, disability or retirement, the grantee will receive the portion of the performance award payable to him or her based on achievement of the applicable performance criteria over the elapsed portion of the performance cycle. If termination of employment or service occurs for any other reason prior to completion of a performance cycle, the grantee will become ineligible to receive any portion of a performance award. If we undergo a change in control, a grantee will earn no less than the portion of the performance award that he or she would have earned if the applicable performance cycle had terminated as of the date of the change in control.

Vesting, Withholding Taxes and Transferability of All Awards.    The terms and conditions of each award made under the 2007 Long-Term Equity Incentive Plan, including vesting requirements, will be set forth consistent with the plan in a written agreement with the grantee. Except in limited circumstances, no award under the 2007 Long-Term Equity Incentive Plan may vest and become exercisable within six months of the date of grant, unless the Compensation Committee determines otherwise.

Unless the Compensation Committee determines otherwise, a participant may elect to deliver shares of common stock, or to have us withhold shares of common stock otherwise issuable upon exercise of an option or upon grant or vesting of restricted stock or a restricted stock unit, in order to satisfy our withholding obligations in connection with any such exercise, grant or vesting.

Unless the Compensation Committee determines otherwise, no award made under the 2007 Long-Term Equity Incentive Plan will be transferable other than by will or the laws of descent and distribution or to a grantee’s family member by gift or a qualified domestic relations order, and each award may be exercised only by the grantee, his or her qualified family member transferee, or any of their respective executors, administrators, guardians, or legal representatives.

Amendment and Termination of the 2007 Long-Term Equity Incentive Plan.    The board of directors may amend or terminate the 2007 Long-Term Equity Incentive Plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with NASDAQ listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the 2007 Long-Term Equity Incentive Plan without the affected participant’s consent. If not previously terminated by the board of directors, the 2007 Long-Term Equity Incentive Plan will terminate on the tenth anniversary of its adoption.

Compensation Mix

The Compensation Committee carefully determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to determine compensation structures that we believe are appropriate for each of our named executive officers. We use short-term compensation (base salaries and annual cash bonuses) and long-term compensation (options and restricted stock awards) to encourage long-term growth in shareholder value and further our additional objectives discussed above. See “—Overview.” Prior to the completion of this offering, we intend to adopt the Neutral Tandem, Inc. 2007 Long-Term Incentive Plan to improve our ability to continue to offer long-term compensation in the future. See “—2007 Long-Term Equity Incentive Plan” above. The mix of cash and non-cash compensation may sometimes be adjusted to reflect an individual’s need for current cash compensation. Base salary will typically constitute a minority position of the total compensation of our named executive officers. We set some salary to provide adequate compensation to support a reasonable standard of living, so that our named executive officers are prepared to have “at risk” compensation awarded under our 2003 Stock Incentive Plan. The summary compensation table below illustrates the long and short-term and cash and non-cash components of compensation.

Summary Compensation Table

The following Summary Compensation Table summarizes our estimate of the total compensation awarded to our CEO, CFO and other named executive officers in 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards(4) ($)	All Other Compensation(5) ($)	Total ($)
James Hynes(1) Chairman of the Board (former Chief Executive Officer)	2006	$83,077	$—	$—	$8,765	$—	$91,842
Rian Wren(2) Chief Executive Officer	2006	221,154	100,000	—	198,291	118,554	637,999
Robert Junkroski Chief Financial Officer	2006	220,169	90,300	—	6,672	—	317,141
Ronald Gavillet Executive Vice President and General Counsel	2006	220,169	90,300	—	6,672	—	317,141
Surendra Saboo(3) Chief Operating Officer and Executive Vice President	2006	136,443	65,000	—	52,037	14,659	268,139
David Lopez Senior Vice President—Sales	2006	152,524	93,388	—	3,740	—	249,652

(1)	Mr. Hynes resigned from his position as our chief executive officer in February of 2006. Amounts reflected under the “Options Awards” column include 70,000 options granted to Mr. Hynes in his capacity as a member of our board of directors. Mr. Hynes received no options in his capacity as an executive officer in 2006.
(2)	Mr. Wren joined us in February of 2006. Amounts reflected under the “Options Awards” column include 864,000 options granted to Mr. Wren on February 6, 2006 and an additional 250,000 options granted on October 11, 2006 in his capacity as our Chief Executive Officer. Mr. Wren received no options in his capacity as a director in 2006.
(3)	Dr. Saboo joined us in May of 2006.
(4)	Reflects the compensation expense recognized during fiscal 2006 in accordance with FAS 123(R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and note 2 to the consolidated financial statements included elsewhere in this prospectus for a discussion of the relevant assumptions used in calculating the grant date fair value pursuant to FAS 123(R).
(5)	Mr. Wren’s “All Other Compensation” consists of $48,750 for reimbursement of moving expenses and closing costs associated with the sale of Mr. Wren’s home in New Jersey and $27,767 related to the use of a corporate apartment in Chicago Illinois from February until September 2006 and $42,037 to reimburse Mr. Wren for federal and state taxes. Dr. Saboo’s “All Other Compensation” consists primarily of reimbursement of approximately $13,926 for moving expenses and use of a corporate apartment from May until September 2006.

Grants of Plan-Based Awards

During 2006, we granted awards to our CEO, CFO and other named executive officers pursuant to our 2003 Stock Incentive Plan. Information with respect to each of these awards, including estimates regarding future payouts during the relevant performance period under each of these awards on a grant by grant basis, is set forth in the table below. For more information, see “—Elements of Compensation” above.

As noted above, the Compensation Committee carefully determines the mix of compensation, both among short and long-term compensation and cash and non-cash compensation, to determine compensation structures that we believe are appropriate for each of our named executive officers. We use long-term compensation (including options) to encourage long-term growth in shareholder value and further our additional objectives discussed above. In order to reward our named executive officers for early successful execution of the internal annual business plan in the first half of 2006 and encourage the retention of the named executive officers, we made certain stock option grants in the second half of 2006. Measurement of the early success in achievement of the financial metrics of the internal annual business plan compared to the actual performance of the Company in the first six months of 2006 showed the Company was on a path to substantially meet the internal annual business plan. See the “Annual Cash Incentive Bonus” discussion regarding the criteria used to determine progress. We may or may not make such mid-year stock option grants to our named executive officers in the future.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
James Hynes	October 11, 2006	—	70,000	$3.68	$156,471
Rian Wren	February 6, 2006	—	864,000	1.17	557,366
	October 11, 2006	—	250,000	3.68	558,825
Robert Junkroski	August 29, 2006	—	50,000	2.56	78,150
Ronald Gavillet	August 29, 2006	—	50,000	2.56	78,150
Surendra Saboo	May 9, 2006	—	325,000	1.33	259,610
	August 29, 2006	—	75,000	2.56	117,225
David Lopez	October 23, 2006	—	35,000	3.68	78,236

Outstanding Equity Awards at Fiscal Year End

The following table summarizes equity awards granted to our CEO, CFO and other named executive officers that were outstanding at the end of fiscal 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
	Exercisable	Unexercisable(1)
James Hynes	—	70,000	(a)	$3.68	October 11, 2016	13,340	(a)	$49,091
Rian Wren	—	864,000	(b)	1.17	February 6, 2016	—		—
		250,000	(a)	3.68	October 11, 2016
Robert Junkroski	—	50,000	(c)	2.56	August 29, 2016	172,400	(b)	634,932
Ronald Gavillet	—	50,000	(c)	2.56	August 29, 2016	—		—
Surendra Saboo	—	325,000	(d)	1.33	May 8, 2016	—		—
		75,000	(c)	2.56	August 29, 2016
David Lopez	—	35,000	(e)	3.68	October 23, 2016	77,600	(c)	129,168

(1)	Represents, on an award-by-award basis, the number of shares of common stock underlying unexercised options that are unexercisable and that are not reported in Column 2—“Number of Securities Underlying Unexercised Options.” Prior to fiscal year 2006, our named executive officers were not awarded stock options. The vesting schedules of the outstanding unvested equity awards are listed below:

(a)	Represents the outstanding unvested portion of the original options granted on October 11, 2006 as of the end of fiscal 2006. One quarter of these options vest on the first anniversary date of the option grant with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.
(b)	Represents the outstanding unvested portion of the original options granted on February 6, 2006 as of the end of fiscal 2006. One third of these options vested on the first anniversary of the grant date, with the remaining two thirds vesting on a monthly basis over the subsequent 36 months.
(c)	Represents the outstanding unvested portion of the original options granted on August 29, 2006 as of the end of fiscal 2006. One quarter of these options vest on the first anniversary date of the option grant with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.
(d)	Represents the outstanding unvested portion of the original options granted on May 9, 2006 as of the end of fiscal 2006. One quarter of these options vest on the first anniversary date of the option grant with the remaining three quarters of the options vesting on a monthly basis over the subsequent 36 months.
(e)	Represents the outstanding unvested portion of the original options granted on October 23, 2006 as of the end of fiscal 2006. These options vest one quarter annually on each anniversary of the grant date.

(2)	Represents the number of unvested restricted shares held by our named executive officers. The vesting schedules of the remaining unvested shares are listed below:

(a)	Represents the outstanding unvested portion of restricted shares held by Mr. Hynes. Half of these shares vest September 30, 2007 with the remaining half vesting September 30, 2008.
(b)	Represents the outstanding unvested portion of restricted shares held by Mr. Junkroski. 156,400 of these shares vest September 30, 2007 with the remaining 16,000 vesting September 30, 2008.
(c)	Represents the outstanding unvested portion of restricted shares held by Mr. Lopez. 56,350 of these shares vest September 30, 2007 with the remaining 21,250 vesting September 30, 2008.

(3)	Reflects an estimated market value of our common stock as of the end of fiscal 2006 calculated at a per share price of $3.68. For information regarding the calculation of the market value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Option Exercises and Stock Vested

With respect to our CEO, CFO and other named executive officers, the following table provides information concerning restricted stock awards that vested during 2006. No stock options were exercised in 2006.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
James Hynes	6,670	$24,546
Rian Wren	—	—
Robert Junkroski	156,400	575,552
Ronald Gavillet	108,000	397,440
Surendra Saboo	—	—
David Lopez	56,350	207,368

(1)	Reflects an estimated market value of our common stock as of the vesting date, which was the end of fiscal 2006, calculated at a per share price of $3.68. For information regarding the calculation of the market value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Potential Payments Upon Termination

In the event a named executive officer was terminated (i) by the Company without cause or (ii) by the named executive officer for good reason, such officer would be entitled to (a) cash payments of any unpaid base salary through the date of termination and any accrued vacation pay and severance pay equal to 12 months’ base salary (except in the case of Mr. Hynes) and (b) in certain cases, accelerated vesting of outstanding stock options and restricted stock, as the case may be.

Cash Payment

If a named executive officer was terminated as set forth above at December 31, 2006, the following individuals would be entitled to cash payments in the amounts set forth opposite their name in the table below:

Name	Cash Payment
James Hynes	None
Rian Wren	$270,782
Robert Junkroski	$248,950
Ronald Gavillet	$245,477
Surendra Saboo	$230,008
David Lopez	$196,795

Equity Awards

If a named executive officer was terminated as set forth above at December 31, 2006, the applicable officer could be entitled to accelerated vesting of his outstanding stock options or restricted stock, as the case may be, as set forth opposite their name in the table below:

Name	Value of Equity Awards: Termination Without Cause or for Good Reason(1)
James Hynes	No accelerated vesting.
Rian Wren	349,440 options become vested at an exercise price of $1.17 per share. The value of these options was $877,094.40 as of December 31, 2006.
Robert Junkroski	No accelerated vesting.
Ronald Gavillet	No accelerated vesting.
Surendra Saboo	85,020.83 options become vested at an exercise price of $1.33 per share. The value of these options was $199,798.95 as of December 31, 2006.
David Lopez	No accelerated vesting.

(1)	The value of options reflected in the table above was calculated by multiplying the number of shares of common stock underlying stock options assumed accelerated as of December 31, 2006 by the amount the value of our stock as of December 31, 2006 ($3.68) exceeded the exercise price of such accelerated stock options (i.e., the amount by which such stock option was “in the money” as of December 31, 2006). For information regarding the calculation of the market value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

Potential Payments Upon a Change of Control and Termination

Equity Awards

Following a change of control at December 31, 2006, the following named executive officers could be entitled to accelerated vesting of their outstanding stock options or restricted stock, as the case may be, as set forth opposite their name in the table below:

Name	Value of Equity Awards: In Connection with Change of Control(1)
James Hynes	70,000 options become vested at exercise price of $3.68 per share. The value of these options was $0.00 as of December 31, 2006.
Rian Wren	432,000 options become vested at an exercise price of $1.17 per share. 125,000 options become vested at an exercise price of $3.68 per share. The value of these options was $1,084,320.00 as of December 31, 2006.
Robert Junkroski	Restrictions lapse with respect to 86,200 shares of common stock. The value of these shares was $317,216.00 as of December 31, 2006. 25,000 options become vested at an exercise price of $2.56 per share. The value of these options was $28,000.00 as of December 31, 2006.
Ronald Gavillet	25,000 options become vested at an exercise price of $2.56 per share. The value of these options was $28,000.00 as of December 31, 2006.
Surendra Saboo	162,500 options become vested at an exercise price of $1.33 per share. 37,500 options become vested at an exercise price of $2.56 per share. The value of these options was $423,875.00 as of December 31, 2006.
David Lopez	Restrictions lapse with respect to 38,800 shares of common stock. The value of these shares was $142,784.00 as of December 31, 2006.

(1)	The value of options reflected in the table above was calculated by multiplying the number of shares of common stock underlying stock options assumed accelerated as of December 31, 2006 by the amount the value of our stock as of December 31, 2006 ($3.68) exceeded the exercise price of such accelerated stock options (i.e., the amount by which such stock option was “in the money” as of December 31, 2006). The value of restricted stock reflected in table above was calculated by multiplying the number of shares of restricted stock for which restrictions were assumed to have lapsed as of December 31, 2006 by the value of our stock as of December 31, 2006 ($3.68). For information regarding the calculation of the market value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

A “change of control” is defined as any transaction or series of related transactions whether by consolidation, merger, sale or issuance of equity securities, or sale or transfer of all or substantially all of our assets, or otherwise, that results in our equity holders immediately prior to such transaction or series of transactions owning less than 50% of the equity or voting power of the surviving entity, or controlling less than 50% of our assets, thereafter.

In the event the following named executive officers are terminated in connection with a change of control, certain of their unvested options and restricted stock will be accelerated as set forth below:

Mr. Wren. In the event Mr. Wren is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in (i) an additional 432,000 options vesting at an exercise price of $1.17 per share and (ii) an additional 125,000 options vesting at an exercise price of $3.68 per share. The value of these options was $1,084,320 as of December 31, 2006.

Mr. Junkroski. In the event (i) Mr. Junkroski’s employment is terminated without “cause” (as defined in his restricted stock agreements) or he leaves in connection with a constructive termination during the 60-day period prior to a change of control or (ii) Mr. Junkroski is not employed by the successor corporation, he is terminated without cause or he leaves in connection with a constructive termination within 12 months following such change of control, then, in either case, the restrictions will lapse with respect to the balance of his restricted stock, which at December 31, 2006 would result in restrictions lapsing with respect to 86,200 shares. The value of these shares was $317,216 as of December 31, 2006. In addition, in the event Mr. Junkroski is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in an additional 25,000 options vesting at an exercise price of $2.56 per share. The value of these options was $28,000 as of December 31, 2006.

Mr. Gavillet. In the event Mr. Gavillet is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in an additional 25,000 options vesting at an exercise price of $2.56 per share. The value of these options was $28,000 as of December 31, 2006.

Dr. Saboo. In the event Dr. Saboo is terminated without “cause” (as defined in his employment agreement) within six months following a change of control, the balance of his unvested options will become fully vested, which at December 31, 2006 would result in (i) an additional 162,500 options vesting at an exercise price of $1.33 per share and (ii) an additional 37,500 options vesting at an exercise price of $2.56 per share. The value of these options was $423,875 as of December 31, 2006.

Mr. Lopez. In the event (i) Mr. Lopez’s employment is terminated without “cause” (as defined in his restricted stock agreements) or he leaves in connection with a constructive termination during the 60-day period prior to a change of control or (ii) Mr. Lopez is not employed by the successor corporation, he is terminated without cause or he leaves in connection with a constructive termination within 12 months following such change of control, then, in either case, the restrictions will lapse with respect to the rest of his restricted stock, which at December 31, 2006 would result in restrictions lapsing with respect to 38,800 shares. The value of these shares was $142,784 as of December 31, 2006.

Cash Payment

Following a change in control and the named executive officer is either terminated by the surviving company or his or her responsibilities are materially diminished within six months by the surviving company at December 31, 2006, the following individuals would be entitled to cash payments in the amounts set forth opposite their name in the table below:

Name	Cash Payment
James Hynes	None
Rian Wren	$520,782
Robert Junkroski	$248,950
Ronald Gavillet	$245,477
Surendra Saboo	$230,008
David Lopez	$196,795

Pension Benefits

None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans us. The Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests. See “—Elements of Compensation—Retirement Plan” for a description of the 401(k) retirement plan which we maintain.

Non-Employee Director Compensation and Benefits

Upon the completion of this offering, Mr. Hynes will receive an annual retainer fee of $60,000 payable on a quarterly basis. Mr. Ingeneri and Mr. Hawk will receive an annual retainer fee of $25,000, respectively, payable on a quarterly basis. As chairman of the Audit Committee, Mr. Ingeneri will receive an additional annual retainer fee of $15,000. This fee is greater than that received by other committee chairs due to the substantially greater time and responsibility demands made upon the Audit Committee chairman. As chairman of the Nominating and Corporate Governance Committee, Mr. Hawk will receive an additional annual retainer fee of $7,500. In addition, in 2006 each of our directors other than Mr. Wren, our Chief Executive Officer, received options to purchase 70,000 shares of common stock. Mr. Wren received no compensation in respect of his position as a member of our board of directors. Such options vest ratably over a four-year period at an exercise price of $3.68 per share.

Director compensation is reviewed annually by the Compensation Committee and, except as described above, paid approximately quarterly.

The following table summarizes our estimate of the compensation that our non-employee directors earned for services as members of the board of directors or any committee thereof during 2006, including amounts for meetings through December 31, 2006. Messrs. Hynes and Wren are not included in the table below because both served as our Chief Executive Officer for part of fiscal 2006, accordingly, disclosure in respect of their compensation is presented in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash($)	Stock Awards($)(1)	Option Awards($)(2)	Non-equity Incentive Plan Compensation($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)	Total($)
Dixon Doll	—	—	$8,785	—	—	—	$8,785
Peter Barris	—	—	$8,785	—	—	—	$8,785
Robert Hawk	—	—	$8,785	—	—	—	$8,785
Lawrence Ingeneri	—	—	$8,785	—	—	—	$8,785

(1)	None of the directors listed above received stock awards in fiscal 2006. As of December 31, 2006, Mr. Hawk held 40,000 unvested restricted shares of our common stock. Half of these shares vested on June 30, 2007, with the remaining half vesting on June 30, 2008. None of the other directors listed above hold restricted shares.
(2)	Value of the annual grant of options to purchase 70,000 shares. The value reflects the compensation expense recognized during fiscal 2006 based on an estimated grant date fair market value of our common stock at a per share price of $3.68 in accordance with FAS 123(R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock- Based Compensation” and note 2 to the Consolidated Financial Statements included elsewhere in this prospectus, for a discussion of the relevant assumptions used in calculating the grant date fair value pursuant to FAS 123(R). As of December 31, 2006, each director listed above as well as Mr. Hynes held 70,000 options. Mr. Wren held 1,114,000 options, all of which were awarded to him in his capacity as our Chief Executive Officer. Stock option grants are made throughout the year and are generally tied to Compensation Committee meetings.

In addition, directors are reimbursed for their business expenses related to their attendance at board and committee meetings, including room, meals and transportation to and from board and committee meetings (e.g., commercial flights, cars and parking).

Limitations on Liability and Indemnification Matters

As permitted by the Delaware General Corporation Law, we will adopt provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. However, these provisions do not eliminate or limit the liability of any of our directors for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which related to unlawful payments or dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, the certificate of incorporation will provide that we must indemnify our directors, officers and certain other agents to the fullest extent permitted under Delaware law, and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we may enter into separate indemnification agreements with each of our directors and named executive officers which is broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Officers’ Insurance

We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a statement of policy relating to the Audit Committee’s review and approval of transactions with related persons that are required to be disclosed in proxy statements by SEC regulations, which we refer to as “related person transactions.” A “related person” is defined under the applicable SEC regulation and includes our directors, executive officers, and 5% or more beneficial owners of our common stock. The Audit Committee administers procedures adopted by our board of directors with respect to related person transactions and reviews all such transactions. At times, it may be advisable to initiate a transaction before the Audit Committee has evaluated it, or a transaction may begin before discovery of a related person’s participation. In such instances, management consults with the Chairman of the Audit Committee to determine the appropriate course of action, which may include the Audit Committee’s subsequent ratification of such transaction. Approval or ratification of a related person transaction requires the affirmative vote of the majority of disinterested directors on the Audit Committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. In approving or ratifying any related person transaction, the Audit Committee shall consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: the benefits to the Company; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The Audit Committee periodically reports on its activities to the board of directors.

Amended and Restated Stockholders’ Agreement

We are party to an Amended and Restated Stockholders’ Agreement, as may be further amended, among DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners, II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert Hawk, Ed Greenberg, Joseph Onstott, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Robert C. Atkinson, David Weisman, Joseph Tighe, Robert M. Junkroski, Lawrence M. Ingeneri, C. Ann Brown, John Barnicle and Ronald W. Gavillet (collectively, the “Investors”) and certain of our existing common stockholders (or the “Common Holders”) pursuant to which such stockholders have agreed that, they will nominate and use their reasonable best efforts to set the number of our directors at five and to cause to be elected and cause to remain as directors on our board:

•	two directors designated by the holders of a majority of the common stock (voting together as a single class);

•	two directors, one who shall be designated by DCM III, L.P. or its affiliates, and one who shall be designated by New Enterprise Associate 10, Limited Partnership or its affiliates; and

•

one independent director designated by mutual agreement of, on the one hand, the holders of a majority of the preferred stock (voting together as a single class), and on the other hand, the holders of a majority of the common stock (voting together as a single class).

The Amended and Restated Stockholders Agreement provides that no stockholder is allowed to transfer any shares of preferred stock or common stock owned by such shareholder other than (A) pursuant to a qualified initial public offering, (B) to a family member or trust for the benefit of an individual shareholder or a member or members of such shareholder’s family or (C) pursuant to our right of first refusal; provided, however, that any Investor may transfer shares of preferred stock or shares of common stock issued to such Investor upon conversion of preferred stock. Any transfer of common stock by a Common Holder is subject to our right of first refusal. If we do not exercise such right of first refusal with respect to any or all such shares of common stock, the Investors may then exercise a secondary right of refusal with respect to such shares of common stock.

We have also granted to each Investor preemptive rights to purchase its proportionate percentage of any new securities we may issue from time to time. Any securities offered to the public pursuant to a registration statement under the Securities Act will not trigger the Investors’ preemptive rights.

The Stockholders’ Agreement will terminate upon the closing of this offering.

Second Amended and Restated Registration Rights Agreement

We are party to a Second Amended and Restated Registration Rights Agreement with the Investors and the Common Holders. The selling shareholders are offering an aggregate of     shares of our common stock for sale in this offering. Immediately after this offering, these shareholders will hold an aggregate of shares of              our common stock, with respect to              of which we will continue to have registration obligations under the Second Amended and Restated Registration Rights Agreement until these shares cease to be registrable securities, as described below.

Pursuant to the Second Amended and Restricted Rights Agreement, the Investors and the Common Holders also have piggyback rights, subject to certain conditions and exceptions, to include the resale of their shares on any registration statement we file with respect to an offering of securities.

We have agreed to pay the registration expenses of the stockholders selling their shares of our common stock pursuant to the Second Amended and Restated Registration Rights Agreement (including the registration expenses of the selling shareholders in this offering), including, but not limited to, the payment of federal securities law and state blue sky registration fees and the reasonable fees and expenses of legal counsel to the holders of shares subject to the Second Amended and Restated Registration Rights Agreement and fees and disbursements to underwriters. We have agreed to indemnify selling shareholders for certain violations of federal or state securities laws in connection with any registration statement in which such selling shareholders sell shares of our common stock pursuant to the Second Amended and Restated Registration Rights Agreement. Each such selling shareholder in turn has agreed to indemnify us and any other selling shareholder for federal or state securities law violations that occur in reliance upon written information provided by it for use in a registration statement.

The parties to the Second Amended and Restated Registration Rights Agreement have agreed that, during a period specified by us and an underwriter of common stock, such period not to exceed 180 days, following the effective date of a registration statement filed by us, such shareholder shall not sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of any of our securities held by such shareholder at any time during such period except common stock included in such registration.

As to each party to the Second Amended and Restated Registration Rights Agreement, the shares held by such party have registration rights under the Second Amended and Restated Registration Rights Agreement until the earlier of the fifth anniversary of this offering or the date on which all such securities may be sold without regard to the provisions of Rule 144 of the Securities Act concerning volume limitations, notice and manner of sale and public availability of information.

Board of Directors, Management Rights Agreements and Observation Rights Agreements

Dr. Dixon Doll has served as a member of our board of directors since 2003, and is the co-founder of DCM, an affiliate of DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P., significant shareholders of us.

Mr. Peter Barris has served as a member of our board of directors since 2003, and is currently the Managing General Partner of NEA, an affiliate of New Enterprise Associates 10, Limited Partnership and NEA Ventures 2003, Limited Partnership, significant shareholders of us.

We are party to a Management Rights Agreement with DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P. and a Management Rights Agreement with New Enterprise Associates 10, Limited Partnership. Each Management Rights Agreement provides that the counterparties are entitled to: (i) consult with and advise our management on significant business issues and regularly meet with management, (ii) examine our books and records and inspect facilities at reasonable times; and (iii) if such counterparty is not represented on our board of directors, receive copies of all notices, minutes, consents and other material provided to directors, except, among other things, highly confidential proprietary information. New Enterprise Associates 10, Limited Partnership is also afforded board observation rights to the extent it is not represented on our board of directors. The Management Rights Agreements shall terminate upon the consummation of this offering.

We are also party to Observation Rights Agreements with each of (i) Mesirow Capital Partners VIII, L.P., (ii) Montagu Newhall Global Partners II, L.P. and (iii) Wasatch Small Capital Growth Fund, Wasatch Ultra Growth Fund and Wasatch Global Science & Technology Fund. Each Observation Rights Agreement provides that, subject to certain limitations, we permit one representative of each counterparty to attend all meetings of our board of directors in a non-voting observer capacity and give such counterparty copies of all notices, minutes, consents and other material provided to directors, except, among other things, to protect highly confidential proprietary information. The Observation Rights Agreements shall terminate upon the consummation of this offering.

Sale of Unregistered Securities

On February 2, 2006, we entered into a Stock Purchase Agreement with DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners, II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Robert Hawk, Ed Greenberg, Paul W. Chisholm, Joseph Tighe, Lawrence M. Ingeneri and John Barnicle, for the sale of 1,909,947 shares of Series C Preferred Stock for $6.2829 per share for an aggregate purchase price of $12,000,006.01.

On November 2, 2006, Dixon Doll purchased a total of 70,000 shares of common stock for $3.68 per share for an aggregate purchase price of $257,600.

Insurance

Mesirow Insurance Services, Inc., an affiliate of our stockholder, Mesirow Capital Partners VIII, L.P., has provided us with insurance brokerage services since our inception.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately     shares of common stock to our directors, officers, employees and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Rule 10b5-1 Trading Plans

Contemporaneously with the pricing and closing of this offering, certain of our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such director or executive officer. Such sales would not commence until expiration of the applicable lock-up agreements entered into in connection with this offering. Any director or executive officer party to such plan may amend or terminate it in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our outstanding capital stock as of June 30, 2007, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock (assuming conversion of all of our outstanding preferred stock);

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each of the selling shareholders, which consist of the entities and individuals shown as having shares listed in the column “Number of Common Shares Being Offered.”

The column entitled “Percentage of Shares Beneficially Owned—Before this Offering” is based on shares of common stock outstanding as of June 30, 2007, assuming conversion of all outstanding shares of convertible preferred stock. The column entitled “Percentage of Shares Beneficially Owned (as converted)—After this Offering” is based on shares of common stock to be outstanding after this offering, including the              shares that we are selling in this offering.

In addition, for purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of October 5, 2007 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of a beneficial owner is c/o Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, Illinois 60606.

Name and Address of Beneficial Owner	Class	Number of Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered	Number of Common Shares Beneficially Owned After this Offering	Percentage of Common Shares Beneficially Owned (as converted)
					Before this Offering	After this Offering
Holders of more than 5% of our voting securities
DCM III, L.P. and related entities(1)	Series A Preferred	4,000,000
c/o Doll Capital Management	Series B-1 Preferred	2,227,472
2420 Sand Hill Road	Series B-2 Preferred	525,235
Suite 200	Series C Preferred	477,487
Menlo Park, CA 94025	Common	205,840			31.89%

New Enterprise Associates 10, LP and NEA	Series A Preferred	3,723,000
Ventures 2003, Limited Partnership(2)	Series B-1 Preferred	2,227,472
1119 St. Paul Street	Series B-2 Preferred	525,235
Baltimore, MD 21202	Series C Preferred	477,487
	Common	18,958			29.90%

James P. Hynes and related entities(3)	Series A Preferred	1,000,000
c/o Hynes Capital Resources	Series B-1 Preferred	168,839
115 Meadow Road	Series B-2 Preferred	39,812
Riverside, CT 06878	Series C Preferred	—
	Common	906,304			9.07%

Mesirow Capital Partners VIII, L.P.	Series A Preferred	—
c/o Mesirow Financial Services	Series B-1 Preferred	944,988
350 N. Clark Street	Series B-2 Preferred	222,827
Chicago, IL 60610	Series C Preferred	149,980
	Common	—			5.65%

Name and Address of Beneficial Owner	Class	Number of Shares Beneficially Owned Before this Offering	Number of Common Shares Being Offered	Number of Common Shares Beneficially Owned After this Offering	Percentage of Common Shares Beneficially Owned (as converted)
					Before this Offering	After this Offering
Directors and named executive officers
Dixon Doll(1)	Series A Preferred	4,000,000
	Series B-1 Preferred	2,227,472
	Series B-2 Preferred	525,235
	Series C Preferred	477,487
	Common	205,840			31.89%

Peter J. Barris(2)	Series A Preferred	3,723,000
	Series B-1 Preferred	2,227,472
	Series B-2 Preferred	525,235
	Series C Preferred	477,487
	Common	18,958			29.90%

James P. Hynes(3)	Series A Preferred	1,000,000
	Series B-1 Preferred	168,839
	Series B-2 Preferred	39,812
	Series C Preferred	—
	Common	909,638			9.08%

Ronald Gavillet(4)	Series A Preferred	—
	Series B-1 Preferred	337
	Series B-2 Preferred	79
	Series C Preferred	—
	Common	879,624			3.77%

Robert M. Junkroski(5)	Series A Preferred	—
	Series B-1 Preferred	337
	Series B-2 Preferred	79
	Series C Preferred	—
	Common	641,224			2.75%

Robert C. Hawk(6)	Series A Preferred	100,000
	Series B-1 Preferred	84,373
	Series B-2 Preferred	19,895
	Series C Preferred	4,000
	Common	98,958			1.32%

David Lopez(7)	Series A Preferred	—
	Series B-1 Preferred	—
	Series B-2 Preferred	—
	Series C Preferred	—
	Common	234,150			1.00%

Rian J. Wren	Series A Preferred	—
	Series B-1 Preferred	—
	Series B-2 Preferred	—
	Series C Preferred	—
	Common	499,686			2.14%

Surendra Saboo	Series A Preferred	—
	Series B-1 Preferred	—
	Series B-2 Preferred	—
	Series C Preferred	—
	Common	145,311			0.62%

Lawrence M. Ingeneri	Series A Preferred	—
	Series B-1 Preferred	6,749
	Series B-2 Preferred	1,591
	Series C Preferred	636
	Common	18,958			0.12%
All directors and executive officers as a group (10 persons)	Common	19,262,462			82.60%

*	Less than 1%.

(1)	Consists of (a) 135,840 shares of common stock held by The Dixon and Carol Doll Family Trust, (b) 6,723,543 shares of common stock issuable upon the automatic conversion of 3,719,703 shares of Series A preferred stock, 2,071,383 shares of Series B-1 preferred stock, 488,430 shares of Series B-2 preferred stock and 444,027 shares of Series C preferred stock upon completion of this offering held by DCM III, L.P., (c) 178,145 shares of common stock issuable upon the automatic conversion of 98,556 shares of Series A preferred stock, 54,883 shares of Series B-1 preferred stock, 12,941 shares of Series B-2 preferred stock and 11,765 shares of Series C preferred stock upon completion of this offering held by DCM III-A, L.P., (d) 328,506 shares of common stock issuable upon the automatic conversion of 181,741 shares of Series A preferred stock, 101,206 shares of Series B-1 preferred stock, 23,864 shares of Series B-2 preferred stock and 21,695 shares of Series C preferred stock upon completion of this offering held by DCM Affiliates Fund III, L.P. and (e) 70,000 shares of common stock owned by Dr. Doll. Dr. Doll is the managing member of the general partner of the limited partnerships that directly hold such shares, and as such, he may be deemed to share voting and investment power with respect to such shares. Dr. Doll disclaims beneficial ownership with respect to such shares held by the named entities and trusts except to the extent of his proportionate pecuniary interest therein, if any.
(2)	Consists of (a) 6,930,194 shares of common stock issuable upon the automatic conversion of 3,700,000 shares of Series A preferred stock, 2,227,472 shares of Series B-1 preferred stock, 525,235 shares of Series B-2 preferred stock and 477,487 shares of Series C preferred stock upon completion of this offering held by New Enterprise Associates 10, LP and (b) 23,000 shares of common stock issuable upon the automatic conversion of 23,000 shares of Series A preferred stock upon completion of this offering held by NEA Ventures 2003, Limited Partnership. Mr. Barris is a general partner of the general partner of the limited partnerships that directly hold such shares, and as such, he may be deemed to share voting and investment power with respect to such shares. Mr. Barris disclaims beneficial ownership with respect to such shares held by the named entities except to the extent of his proportionate pecuniary interest therein, if any.
(3)	Consists of (a) 350,680 shares of common owned by Mr. Hynes, (b) 1,208,651 shares of common stock issuable upon the automatic conversion of 1,000,000 shares of Series A preferred stock, 168,839 shares of Series B-1 preferred stock and 39,812 shares of Series B-2 preferred stock upon completion of this offering held by Mr. Hynes, (c) 270,000 shares of common stock owned by the Irrevocable Trust f/b/o Alanna Marie Hynes, dated June 30, 2003 and (d) 270,000 shares of common stock owned by the Irrevocable Trust f/b/o Katherin Vance Hynes, dated June 30, 2003. Mr. Hynes disclaims beneficial ownership with respect to such shares held by the named trusts except to the extent of his proportionate pecuniary interest therein, if any.
(4)	Consists of (a) 464,000 shares of common owned by Mr. Gavillet, (b) 400,000 shares owned by the Gavillet Grantor Annuity Trust, (c) 416 shares of common stock issuable upon the automatic conversion of 337 shares of Series B-1 preferred stock and 79 shares of Series B-2 preferred stock upon completion of this offering held by Mr. Gavillet and (d) 13,541 shares subject to options that are exercisable within 60 days of August 10, 2007. The amount of common stock shown in the table does not includes shares of our common stock held by a limited liability company in which Mr. Gavillet holds an equity interest. Mr. Gavillet disclaims beneficial ownership with respect to such shares held by such limited liability company and the named trust except to the extent of his proportionate pecuniary interest therein, if any.
(5)	Consists of (a) 575,600 shares of common owned by Mr. Junkroski, (b) 416 shares of common stock issuable upon the automatic conversion of 337 shares of Series B-1 preferred stock and 79 shares of Series B-2 preferred stock upon completion of this offering held by Mr. Junkroski, (c) 20,000 shares of common owned by The Jonathan B. Junkroski Trust, (d) 20,000 shares of common owned by The Julia K. Junkroski Trust, (e) 10,000 shares of common owned by Charles and Janine Junkroski, as joint tenants and (f) 13,541 shares subject to options that are exercisable within 60 days of August 10, 2007. Mr. Junkroski disclaims beneficial ownership with respect to such shares held by his named children, parents and trusts except to the extent of his proportionate pecuniary interest therein, if any.
(6)	Consists of (a) 77,000 shares of common owned by Mr. Hawk, (b) 1,000 shares owned by Michael Hawk, (c) 500 shares of common owned by Sharon van Alstine, (d) 500 shares of common owned by Stephanie Hawk, (e) 500 shares of common owned by Christopher Hawk, (f) 500 shares of common owned by R. Casey Hawk and (g) 208,268 shares of common stock issuable upon the automatic conversion of 100,000 shares of Series A preferred stock, 84,373 shares of Series B-1 preferred stock, 19,895 shares of Series B-2 preferred stock and 4,000 shares of Series C preferred stock upon completion of this offering held by Mr. Hawk. Mr. Hawk disclaims beneficial ownership with respect to such shares held by his named children except to the extent of his proportionate pecuniary interest therein, if any.
(7)	Consists of (a) 176,900 shares of common stock owned by Mr. Lopez, (b) 42,500 shares of common stock owned by the David Anthony Lopez Grantor Annuity Trust, (c) 2,000 shares of common stock owned by the Natalie J. Lopez Exclusion Trust, (d) 2,000 shares of common stock owned by the Nicole A. Lopez Exclusion Trust and (e) 2,000 shares of common stock owned by the Daniel D. Lopez Exclusion Trust. Mr. Lopez disclaims beneficial ownership with respect to such shares held by the trusts except to the extent of his proportionate pecuniary interest therein, if any.

THE RECLASSIFICATION

Prior to this offering, we had four series of convertible preferred stock outstanding, designated as Series A, Series B-1, Series B-2 and Series C. Our outstanding series of preferred stock generally differ with respect to liquidation preference. Contingent upon consummation of this offering, each series of our preferred stock will be reclassified into common stock. All of our existing preferred stockholders will receive shares of common stock in the reclassification. The number of shares of common stock that will be issued as a result of the reclassification of our existing classes of preferred stock will be determined by dividing (i) the applicable original issue price for each share of preferred stock of each series by (ii) the applicable series conversion price as specified in our certificate of incorporation in effect prior to this offering. The original issue price and applicable conversion price for our Series A convertible preferred stock is currently $1.00. The original issue price and applicable conversion price for our Series B-1 convertible preferred stock is currently $1.4815. The original issue price and applicable conversion price for our Series B-2 and C convertible preferred stock is currently $6.2829. Because the original issue price is currently equal to the applicable conversion price for each series of convertible preferred stock, if no adjustment to the applicable conversion price occurs prior to the completion of this offering, then each series of convertible preferred stock will convert to shares of common stock on a one-for-one basis.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 28,500,000 shares of common stock, par value $0.001 per share, and 18,414,927 shares of preferred stock, par value $0.001 per share. As of June 30, 2007, we had issued and outstanding:

•	5,319,434 shares of common stock, held by 31 stockholders of record;

•	9,000,000 shares of Series A convertible preferred stock, held by 16 stockholders of record;

•	5,737,416 shares of Series B-1 convertible preferred stock, held by 23 stockholders of record;

•	1,352,867 shares of Series B-2 convertible preferred stock, held by 23 stockholders of record; and

•	1,909,947 shares of Series C convertible preferred stock, held by 17 stockholders of record.

Our authorized capital stock after the completion of this offering will be              shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share. After completion of this offering,              shares of our common stock and no shares of our preferred stock will be issued and outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and restated bylaws is a summary. The description below is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and restated bylaws, which have been filed as exhibits to the registration statement, which includes this prospectus.

Common Stock

The issued and outstanding shares of our common stock are, including the shares of our common stock being offered by the selling shareholders in this offering, validly issued, fully paid, and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if and when declared by our board of directors. Our common stock is neither redeemable nor convertible. Upon our liquidation, dissolution, or winding up, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our amended and restated certificate of incorporation does not allow for cumulative voting in the election of directors.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of              shares of preferred stock. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

After completion of this offering,                     shares of our common stock will be issuable upon exercise of outstanding options, of which                     are currently exercisable, and an additional                     shares of our common stock will be reserved for issuance under our equity incentive plans. See “Compensation Discussion and Analysis.” Each of these options includes a cashless exercise feature and the holders thereof are entitled to the adjustments to the number of shares of common stock issuable upon exercise of the options in the event of the occurrence of specified anti-dilution events.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws

Effect of Delaware Anti-Takeover Statute.    Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•

prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•

on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•

any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such entities or persons.

The provisions of Section 203 of the Delaware General Corporation Law described above could have the following effects, among others:

•	delaying, deferring or preventing a change in our control;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our shareholders; and

•	limiting any opportunity of our shareholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.

This could be the case even if a majority of our shareholders might benefit from a change of control or offer.

Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions.    Upon the completion of this offering, our amended and restated certificate of incorporation and restated bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are summarized in the following paragraphs.

Removal of Directors by the Shareholders.    Our amended and restated certificate of incorporation and restated bylaws will provide that the shareholders may remove directors only for cause and the affirmative vote of the holders of at least 66 2/3% of the total shares eligible to be cast in the election of directors. We believe that the removal of directors by the shareholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

Special Meetings of Shareholders.    Our restated bylaws will provide that special meetings of our shareholders may be called only by our Chairman of the Board of Directors or our President or our board of directors. Stockholders will not be permitted to call a special meeting or to request the board of directors to call a special meeting.

No Shareholder Action by Written Consent.    Our amended and restated certificate of incorporation and restated bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and will preclude shareholders from initiating or effecting any action by written consent in lieu of a meeting and thereby taking actions opposed by the board.

Advance Notice Procedures.    Our restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Super Majority Approval Requirements.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation will provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal provisions relating to election of directors, limitation of liability and indemnification of directors and officers, stockholder action by written consent, special meetings of stockholders and amendment of the amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and restated bylaws will also provide that, notwithstanding the authority of the board to adopt, amend, alter, change or repeal the restated bylaws, the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal the restated bylaws. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to the rules and regulations of the Nasdaq Global Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Other Anti-Takeover Provisions.    See “Compensation Discussion and Analysis—Elements of Compensation” for a discussion of certain provisions of our benefits plans which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “TNDM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Shares

Following this offering, we will have              shares of common stock outstanding. All the shares we sell in this offering, including shares sold in the over-allotment option (assuming the underwriters do not exercise their over-allotment option), will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining              shares of common stock outstanding following this offering will be “restricted securities” as the term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify (assuming the underwriters do not exercise their over-allotment option) for an exemption under Rule 144 or Rule 701 under the Securities Act, as summarized below.

Taking into account the lock-up agreements described below, and assuming Morgan Stanley & Co. Incorporated does not release shareholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•

on the date of this prospectus,             shares sold in this offering will be immediately available for sale in the public market (and             additional shares if the underwriters exercise their over-allotment option in full), unless held or acquired by affiliates;

•	on the date of this prospectus, shares will be freely transferable under Rule 144(k);

•

90 days after the date of this prospectus, approximately             shares will be eligible for sale pursuant to Rule 144 and Rule 701, of which              will be subject to volume, manner of sale and other limitations under Rule 144; and

•

180 days after the date of this prospectus, as such period may be extended as described below, approximately             shares will be eligible for sale, of which              will be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144, a person (or persons whose shares are required to be outstanding) who owns restricted shares that have been outstanding for at least one year is entitled to sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately shares immediately after this offering (assuming the underwriters do not exercise their over-allotment option); or

•	the average weekly trading volume in the common stock on the NASDAQ during the four calendar weeks preceding the sale.

Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current information about us.

Our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell any shares of common stock they may own or acquire which are not restricted securities.

Rule 144(k)

Under Rule 144(k), a person who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been beneficially owned for at least two years may resell these restricted shares without compliance with the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

Rule 701

Shares issuable upon exercise of options we granted prior to the date of this prospectus are available for sale in the public market pursuant to Rule 701 under the Securities Act, subject to certain Rule 144 limitations and, in the case of some holders, to the lock-up agreements. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Lock-Up Agreements

We have agreed with the underwriters that we will not, without the prior written consent of Morgan Stanley & Co. Incorporated, issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our stock incentive plans, and issue shares of common stock upon the exercise of outstanding options and warrants.

Our officers and directors and, on an as converted basis, the holders of                      shares of our common stock have agreed, subject to certain exceptions, that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for, or any rights to acquire or purchase, any of our common stock, or publicly announce an intention to effect any of these transactions, for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, except that nothing will prevent any of them from exercising outstanding options or warrants.

In the event that we announce during the 180-day period that we will issue an earnings release during the 16-day period beginning on the last day of the 180-day period or we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 180-day period, the restrictions imposed on us, our officers, directors, and some of our other shareholders will continue to apply for 18 days after such earnings release is issued or such material news or material event occurs.

Registration Rights Agreements

We are party to a registration rights agreement currently in effect with our shareholders. See “Certain Relationships and Related Transactions—Second Amended and Restated Registration Rights Agreement.”

Equity Incentive Plans

As of the date of this prospectus, we have granted options to purchase              shares of common stock to specified persons pursuant to our stock incentive plans. We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register the sale of approximately              shares of common stock upon exercises of options granted under our stock incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Shares issued under our stock incentive plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates and subject to lock-up agreements similar to those described above which we have entered into with holders of substantially all options.

MATERIAL UNITED STATES FEDERAL TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes material United States federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section does not address the tax consequences to holders that are partnerships (including any entity treated as a partnership under United States federal income tax law) or to the partners of those partnerships. If a partnership (including any entity treated as a partnership under United States federal income tax law) holds common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership (including any entity treated as a partnership under United States federal income tax law) holding common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of common stock, any dividends we pay to you are subject to withholding of United States federal income tax at a 30% rate, or at a lower rate if (1) you are eligible for the benefits of an income tax treaty that provides for a lower rate and (2) you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States within the meaning of an applicable tax treaty, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens and resident aliens or domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•

you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for United States federal income tax purposes and either (i) you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, or your holding period, whichever is shorter, more than 5% of common stock or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs, and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

Individual non-United States holders and entities the property of which is potentially includible in such an individual’s gross estate for United States federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, common stock will be treated as United States situs property subject to United States federal estate tax.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and provided that:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who, in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITERS

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and CIBC World Markets Corp. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
CIBC World Markets Corp.
Raymond James & Associates, Inc.
Thomas Weisel Partners LLC
William Blair & Company, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $         a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The underwriters have been granted an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount and commissions paid by us
Underwriting discount and commissions paid by the selling shareholders
Proceeds, before expenses, to Neutral Tandem
Proceeds, before expenses, to the selling shareholders

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            , and are payable by us and the selling shareholders.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed      percent of the total number of shares of our common stock offered by them.

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “TNDM.”

Each of us, our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions.

The 180-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The release of any securities subject to these lock-up agreements is considered on a case-by-case basis. Factors that would be considered by Morgan Stanley & Co. Incorporated in determining whether to release securities subject to these lock-up agreements may include the length of time before the lock-up agreement expires, the number of shares or other securities involved, the reason for a requested release, market conditions at the time of the requested release, the trading price of our common shares, historical trading volumes of our common shares and whether the person seeking the release is an officer, director or affiliate of ours.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The selling shareholders and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately             shares of common stock to our directors, officers, employees and business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and our industry in general, sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

VALIDITY OF SHARES

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, a limited liability partnership that includes professional corporations, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2006 and December 31, 2005, and for each of the three years in the period ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2005 and 2006 consolidated financial statements), and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website at www.neutraltandem.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

GLOSSARY

access tandem switch	A switching machine within the public switched telecommunications network that is used to connect and switch trunk circuits.

assigned telephone numbers/telephone numbers assigned	Assigned telephone numbers/telephone numbers assigned means phone numbers assigned to a carrier by the North American Numbering Plan Administration (NANPA), but not necessarily assigned to, and in use by, an end user. The percentage of phone numbers a carrier assigns to its end users varies by carrier and market.

CLEC	Competitive Local Exchange Carrier. A company that competes with LECs in the local services market.

FCC	Federal Communications Commission.

ILEC	Incumbent Local Exchange Carrier. A company historically providing local telephone service. Often refers to one of the RBOCs. Often referred to as a LEC.

Interconnection	Interconnection of facilities between or among the networks carriers, including potential physical collocation of one carrier’s equipment in the other carrier’s premises to facilitate such interconnection.

IP	Internet-protocol.

LEC	Local Exchange Carrier. A telecommunications company that provides telecommunications services in a geographic area. LECs include both ILECs and CLECs.

RBOCs	Regional Bell Operating Companies. Originally, the seven local telephone companies (formerly part of AT&T) established as a result of the AT&T divestiture. Currently consists of three local telephone companies, Verizon, Qwest Communications and AT&T, as a result of the mergers of Bell Atlantic with NYNEX, SBC with Pacific Telesis and Ameritech and AT&T with BellSouth.

reciprocal traffic	Traffic which was originated from or terminated to an ILEC.

switch	A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.

tandem network	A network providing tandem switching services to telecommunications carriers.

tandem switching	Connecting trunks between and among other end office or tandem switches.

TDM	Time division multiplexing. A technique for transmitting multiple channels of separate data, voice and/or video signals simultaneously over a single communications medium by interweaving a piece of each signal one after another.

transit traffic	Traffic which is originated from and terminated to a CLEC.

trunk	The switch port interface(s) and the communication path created to connect carrier’s networks for the purpose of Interconnection.

VoIP	Voice over Internet Protocol.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 (restated) and 2006 (restated) and as of June 30, 2007 (restated) (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 (restated) and 2006 (restated) and for the six months ended June 30, 2006 (restated) (unaudited) and 2007 (restated) (unaudited)

F-4
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2005 (restated) and 2006 (restated) and for the six months ended June 30, 2007 (restated) (unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 (restated) and 2006 (restated) and for the six months ended June 30, 2006 (restated) (unaudited) and 2007 (restated) (unaudited)

F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Neutral Tandem, Inc.:

We have audited the accompanying consolidated balance sheets of Neutral Tandem, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the accompanying 2005 and 2006 financial statements have been restated.

/S/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 25, 2007	(September 21, 2007 as to the effects of the restatement discussed in Note 3)

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of June 30, 2007	As of June 30, 2007 Pro Forma
(Dollars in thousands except share and per share amounts)	2005	2006
			(Unaudited)	(Unaudited)
	(As Restated, See Note 3)	(As Restated, See Note 3)	(As Restated, See Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$1,291	$20,084	$20,129	$20,129
Short-term investments	4,450	—	—	—
Accounts receivable—net of allowance for doubtful accounts of $59, $0 and $59, respectively	4,621	7,876	9,671	9,671
Deferred tax asset—current	—	2,699	2,605	2,605
Other current assets	204	866	1,971	1,971

Total current assets	10,566	31,525	34,376	34,376

Property and equipment—net	19,583	29,090	32,847	32,847
Restricted cash	327	397	408	408
Other assets	748	979	924	924

Total assets	$31,224	$61,991	$68,555	$68,555

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$350	$1,919	$2,907	$2,907
Accrued liabilities:
Circuit cost	1,097	2,735	3,686	3,686
Rent	1,044	948	1,078	1,078
Payroll and related items	570	891	1,489	1,489
Legal	205	81	873	873
Other	577	1,434	2,207	2,207
Current installments of long-term debt	3,052	5,317	4,780	4,780

Total current liabilities	6,895	13,325	17,020	17,020

Other liabilities	1,281	2,420	4,113	481
Deferred tax liability—noncurrent	—	2,026	2,570	2,570
Long-term debt—excluding current installments	3,657	7,585	5,303	5,303

Total liabilities	11,833	25,356	29,006	25,374

Commitments and Contingencies (Note 10).
Preferred convertible stock—Series A, par value of $0.001; 9,200,000 authorized shares; 9,000,000 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 liquidation preference of $9.0 million at June 30, 2007	9,000	9,000	9,000	—
Preferred convertible stock—Series B-1, par value of $.001; 5,830,228 authorized shares; 5,737,416 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 liquidation preference of $8.5 million at June 30, 2007	8,500	8,500	8,500	—
Preferred convertible stock—Series B-2, par value of $.001; 1,374,752 authorized shares; 1,352,867 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007 liquidation preference of $8.5 million at June 30, 2007	8,500	8,500	8,500	—
Preferred convertible stock—Series C, par value of $.001; 2,009,947 authorized shares; no shares, 1,909,947 shares and 1,909,947 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007, respectively, liquidation preference of $12.0 million at June 30, 2007	—	12,000	12,000	—

Shareholders’ equity:
Common stock—par value of $.001; 28,500,000 authorized shares; 5,535,284 shares, 5,319,434 shares and 5,319,434 shares issued and outstanding at December 31, 2005 and 2006 and June 30, 2007, respectively	5	6	6	24
Warrants	—	—	—	3,632
Additional paid-in capital	147	806	1,241	39,223
Accumulated earnings (deficit)	(6,761)	(2,177)	302	302

Total shareholders’ equity (deficit)	(6,609)	(1,365)	1,549	43,181

Total liabilities and shareholders’ equity (deficit)	$31,224	$61,991	$68,555	$68,555

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,
(In thousands, except per share amounts)	2004	2005	2006	2006	2007
		(As Restated, See Note 3)	(As Restated, See Note 3)	(As Restated, See Note 3)	(As Restated, See Note 3)
				(Unaudited)	(Unaudited)
Revenue	$3,439	$27,962	$52,866	$24,184	$38,123

Operating Expense:
Network and facilities expense (excluding depreciation and amortization shown separately below)	2,027	11,349	21,305	9,396	13,218
Operations	2,704	8,189	11,613	5,166	8,380
Sales and marketing	775	1,360	1,553	795	843
General and administrative	2,310	3,053	4,166	1,821	3,906
Depreciation and amortization	655	3,141	7,160	2,703	4,971
Impairment of fixed assets	—	—	1,234	—	—
Loss (gain) on disposal of fixed assets	—	—	333	—	(161)

Total operating expense	8,471	27,092	47,364	19,881	31,157

Income (loss) from operations	(5,032)	870	5,502	4,303	6,966

Other (income) expense
Interest expense, including debt discount of $18, $68, $124, $47 and $77, respectively	276	843	1,289	478	923
Interest income	(69)	(170)	(778)	(346)	(417)
Change in fair value of warrants	—	674	832	425	1,631
Other (income) expense, net	—	(11)	—	—	—

Total other expense	207	1,336	1,343	557	2,137

Income (loss) before income taxes	(5,239)	(466)	4,159	3,746	4,829
Provision (benefit) for income taxes	—	—	(499)	410	2,350

Net income (loss)	$(5,239)	$(466)	$4,658	$3,336	$2,479

Net income (loss) per share:
Basic	$(1.02)	$(0.08)	$0.88	$0.63	$0.47

Diluted	$(1.02)	$(0.08)	$0.20	$0.14	$0.10

Weighted average number of shares outstanding:
Basic	5,117	5,628	5,293	5,326	5,319

Diluted	5,117	5,628	23,481	23,765	24,634

Pro forma net income per share:
Basic (unaudited)			$0.24		$0.18

Diluted (unaudited)			$0.23		$0.17

Pro forma weighted average number of shares outstanding:
Basic (unaudited)			23,126		23,319

Diluted (unaudited)			23,619		24,866

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares Outstanding		Dollars in thousands
	Series X Preferred Shares	Common Shares	Common Shares	Additional Paid-In Capital	Accum Deficit/ Earnings	Total Shareholders’ Equity
				(As Restated, See Note 3)	(As Restated, See Note 3)	(As Restated, See Note 3)
Balance at January 1, 2004	100	4,918,320	$5	$12	$(839)	$(822)

Net loss and comprehensive income	—	—	—	—	(5,239)	(5,239)
Common shares issued	—	481,680	—	82	—	82
Exercise of stock options	—	90,000	—	12	—	12
Stock option expense	—	—	—	10	—	10
Accretion of preferred stock	—	—	—	—	(164)	(164)

Balance at December 31, 2004	100	5,490,000	5	116	(6,242)	(6,121)

Net income and comprehensive income	—	—	—	—	(466)	(466)
Series X conversion to common shares	(100)	417,084	—	—	—	—
Purchase of common shares for retirement	—	(386,800)	—	—	—	—
Exercise of stock options	—	15,000	—	2	—	2
Stock option expense	—	—	—	29	—	29
Accretion of preferred stock	—	—	—	—	(53)	(53)

Balance at December 31, 2005	—	5,535,284	5	147	(6,761)	(6,609)

Net income and comprehensive income	—	—	—	—	4,658	4,658
Purchase of common shares for retirement	—	(299,100)	—	(1)	—	(1)
Exercise of stock options	—	83,250	1	261	—	262
Stock option expense	—	—	—	399	—	399
Accretion of preferred stock	—	—	—	—	(74)	(74)

Balance at December 31, 2006	—	5,319,434	6	806	(2,177)	(1,365)

Net income and comprehensive income (unaudited)	—	—	—	—	2,479	2,479
Stock option expense (unaudited)	—	—	—	435	—	435

Balance at June 30, 2007 (Unaudited)	—	5,319,434	$6	$1,241	$302	$1,549

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,
(Dollars in thousands)	2004	2005 (As Restated, See Note 3)	2006 (As Restated, See Note 3)	2006 (As Restated, See Note 3)	2007 (As Restated, See Note 3)
				(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(5,239)	$(466)	$4,658	$3,336	$2,479
Adjustments to reconcile net cash flows from operating activities:
Depreciation and amortization	655	3,141	7,160	2,703	4,971
Deferred tax	—	—	(673)	—	638
Impairment of fixed assets	—	—	1,234	—	—
Loss (gain) on disposal of fixed assets	—	—	333	—	(161)
Non-cash share-based compensation	92	29	399	111	435
Amortization of debt discount	18	68	124	47	77
Change in fair value of warrants	—	674	832	425	1,631
Changes in assets and liabilities:
Accounts receivable—net	(1,049)	(3,568)	(3,255)	(1,494)	(1,795)
Other current assets	(239)	58	(662)	(244)	(213)
Other noncurrent assets	(526)	(193)	(230)	(133)	55
Accounts payable	88	262	433	203	296
Accrued liabilities	1,513	1,856	2,225	2,014	3,244
Noncurrent liabilities	115	286	389	151	62

Net cash flows from operating activities	(4,572)	2,147	12,967	7,119	11,719

Cash Flows From Investing Activities:
Purchase of equipment	(8,144)	(13,977)	(17,098)	(7,331)	(8,097)
Proceeds from sale of equipment	—	—	—	—	222
Increase in restricted cash	(286)	(13)	(71)	—	(11)
Purchase of short-term investments	(10,250)	(8,000)	(48,000)	(48,000)	—
Sale of short-term investments	8,650	11,750	52,450	52,450	—

Net cash flows from investing activities	(10,030)	(10,240)	(12,719)	(2,881)	(7,886)

Cash Flows From Financing Activities:
Net proceeds from the issuance of common shares	12	2	262	4	—
Purchase of common shares for retirement	—	—	(1)	(1)	—
Net proceeds from the issuance of preferred shares	8,613	8,448	11,926	11,926	—
Issuance of long-term debt	6,750	2,750	10,000	5,000	—
Cash paid for stock issuance cost	—	—	—	—	(892)
Principal payments on long-term debt	(656)	(2,015)	(3,642)	(1,531)	(2,896)

Net cash flows from financing activities	14,719	9,185	18,545	15,398	(3,788)

Net Increase In Cash And Cash Equivalents	117	1,092	18,793	19,636	45
Cash And Cash Equivalents—Beginning	82	199	1,291	1,291	20,084

Cash And Cash Equivalents—End	$199	$1,291	$20,084	$20,927	$20,129

Supplemental Disclosure Of Cash Flow Information:
Cash paid for interest	$135	$434	$776	$281	$762

Cash paid for taxes	$—	$—	$781	$88	$1,238

Cash refunded for taxes	$—	$—	$—	$—	$542

Supplemental Disclosure Of Noncash Flow Items:
Investing Activity—Accrued purchases of equipment	$—	$—	$1,136	$3,182	$1,828

Financing Activity—Warrants issued	$182	$24	$289	$289	$—

See notes to consolidated financial statements.

NEUTRAL TANDEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (RESTATED)

1.	DESCRIPTION OF THE BUSINESS

Neutral Tandem, Inc. (“the Company”) provides tandem interconnection services principally to competitive carriers, including wireless, wireline, cable telephony and Voice over Internet Protocol, or VoIP, companies. Competitive carriers use tandem switches to interconnect and exchange traffic between their networks without the need to establish direct switch-to-switch connections. Prior to the introduction of the Company’s service, the primary method for competitive carriers to exchange traffic was through use of the incumbent local exchange carriers’, or ILECs, tandem switches. Under certain interpretations of the Telecommunications Act of 1996, ILECs are required to provide tandem switching to competitive carriers. For tandem transit services, ILECs generally set per minute rates and other charges according to mandated rate schedules (including varying rates) set by state public utility commissions. The Company’s solution enables competitive carriers to exchange traffic between their networks without using an ILEC tandem.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Presentation—The Series A, B-1, B-2, and C Preferred Convertible Stock are subject to automatic conversion into common stock upon the completion of a qualifying underwritten initial public offering of the Company’s common stock. At December 31, 2006, the Series A, B-1, B-2, and C preferred convertible stock convert into 9,000,000 shares, 5,737,000 shares, 1,353,000 shares and 1,910,000 shares, respectively, of the Company’s common stock. At June 30, 2007 the Series A, B-1, B-2, and C preferred convertible stock convert into 9,000,000 shares, 5,737,000 shares, 1,353,000 shares and 1,910,000 shares, respectively, of the Company’s common stock. The preferred convertible stock has been considered converted to common stock in the pro forma presentation as the redemption rights terminate upon the completion of the initial public offering. Further, upon the completion of the Company’s initial public offering, the warrants will no longer be exercisable for shares of the Series A, B-1, B-2 and C Preferred Convertible Stock, but will be exercisable for an equivalent number of the Company’s common shares. As a result, the warrants are no longer exercisable into conditionally redeemable securities and have been included as a component of shareholders’ equity in the pro forma presentation. The unaudited pro forma net income attributable to common shareholders per share for the year ended December 31, 2006 and the six months ended June 30, 2007 reflects the assumed conversion of the Series A, B-1, B-2 and C Preferred Convertible Stock as of the beginning of the respective year. The unaudited pro forma balances of preferred convertible stock and shareholders’ equity (deficit) reflect the assumed conversion of the Series A, B-1, B-2 and C Preferred Convertible Stock into common stock as of June 30, 2007.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These accounting principles require management to make certain estimates and assumptions that can affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of fair value of stock-based awards issued, the allowance for doubtful accounts and certain accrued expenses. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available to it at the time that these estimates and assumptions are made. To the extent there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected.

Interim Consolidated Financial Statements—The unaudited consolidated financial statements as of June 30, 2006 and 2007 have been prepared, without audit, on the same basis as the annual audited consolidated financial statements and, in the opinion of management, reflect all adjustments necessary for a fair presentation for each of the periods presented. The results of operations for interim periods are not necessarily indicative of results for full fiscal years.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Short-Term Investments—The Company considers all investments with original maturities of less than one year, but greater than 90 days, from the respective balance sheet date to be short-term investments. The Company’s short-term investment policy requires the portfolio to consist of high-grade commercial paper, whose carrying values approximate market at December 2005 and 2006 and June 30, 2007 (unaudited).

Property and Equipment—Property and equipment are recorded at historical cost. These costs are depreciated over the estimated useful lives of the individual assets using the straight-line method. Any gains and losses from the disposition of property and equipment are included in operations as incurred. The estimated useful life for switch equipment and tools and test equipment is five years. The estimated useful life for computer equipment, computer software and furniture and fixtures is three years. Leasehold improvements are amortized on a straight-line basis over an estimated useful life of five years or the life of the lease, whichever is less.

Software Development Costs—The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized project funding. The carrying value of software and development costs is regularly reviewed by management for potential impairment. The Company amortizes capitalized software costs over the estimated useful life of three years.

Restricted Cash—The Company has letters of credit securing certain building leases. In accordance with the terms of the letters of credit, the Company pledged cash for a portion of the outstanding amount. The Company had restricted cash of $0.3 million, $0.4 million and $0.4 million at December 31, 2005 and 2006 and June 30, 2007 (unaudited), respectively. As the Company expands into additional markets, the amount of restricted cash pledged to letters of credit may increase.

Long-lived Assets—The carrying value of long-lived assets, primarily property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if projected undiscounted cash flows are less than the carrying value of the assets. The estimated cash flows include management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The impairment test is a two-step process. If the carrying value of the asset exceeds the expected future cash flows from the asset, impairment is indicated. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Fair value of the asset is determined by discounting the estimated future cash flows associated with the asset. The Company had no impairment of long-lived assets during the year 2005.

In October 2006, the Company decided to invest in new switch equipment in its Atlanta and Miami locations. The new equipment provides greater functionality that will improve network efficiency and performance. The equipment being replaced had no further use in the network. The Company completed a test for impairment consistent with the two-step process described above. For Atlanta, the expected future cash flows from October 2006 through January 2007 were discounted at 12% to determine the fair value of the equipment to be disposed of. For Miami, the expected future cash flows from October 2006 through March 2007 were discounted at 12% to determine the fair value of the equipment to be disposed of. As a result, the Company recorded a charge of $1.2 million related to the asset impairment. In Atlanta, the new equipment was installed and became operational February 2007. In Miami, the new equipment was installed and became operational at the end of March 2007. The Company assumed no salvage value for disposal of the old Atlanta and Miami switch equipment. The entire impairment amount was recorded in the fourth quarter of 2006.

The Company had no impairment of long-lived assets at June 30, 2007 (unaudited).

Asset Retirement Obligation—The Company leases all of its switch locations. The Company’s leases with its landlords require it to return the switch locations back to their original condition or that major work, such as heating and ventilation upgrades, stay with the facility. Therefore, the Company has a basic requirement to remove its switch equipment, telephone connections and battery power supply. This cost is estimated to be immaterial. The Company’s operations and engineering management team believes the cost to remove all items identified above would be an immaterial amount.

Freestanding Convertible Preferred Stock Warrants—Freestanding warrants related to preferred shares that are conditionally redeemable are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the exercise of the warrants at which time the amount will be reclassified as common stock and additional paid-in-capital.

Revenue Recognition—The Company generates revenue from sales of its neutral tandem interconnection services. The Company maintains executed service agreements with each of its customers in which specific fees and rates are determined. Revenue is recorded each month on an accrual basis based upon documented minutes of traffic switched for which service is provided, when collection is probable. The Company provides service primarily to large, well-established competitive carriers, including wireless, wireline and cable telephony.

Accounting for Legal Costs Expected to Be Incurred In Connection with a Loss Contingency—The Company includes an estimate of future legal fees to be incurred in connection with the resolution of vendor disputes when a loss contingency is initially determined. The estimate is consistent with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Network and Facilities Expense—The Company’s network and facilities expenses include transport and signaling network costs, facility rents and utilities, together with other costs that directly support the switch locations. The Company does not defer any costs associated with the start-up of new switch locations and does not capitalize any costs.

Network transport costs typically occur on a repeating monthly basis, which the Company refers to as recurring costs, or on a one-time basis, which the Company refers to as non-recurring costs. Recurring costs primarily include monthly usage charges from telecommunication carriers, related to the circuits utilized by the Company to interconnect our customers. As the Company’s traffic increases, it must provide additional circuits. Non-recurring costs primarily include the initial installation of such circuits. Facility rents include the leases on our switch facilities, which expire through September 2017. Additionally, the Company pays the cost of all the utilities for all of its switch locations.

The largest component of other costs relates to charges paid to utilize ILEC services. The Company incurs some monthly charges from the ILECs as it diversifies its network and provide alternative routes to complete the customers’ traffic. In some cases, the Company may not have sufficient capacity of network transport lines installed in its network to handle the volume of traffic destined for a particular customer. In this case, it will incur these charges, generally temporarily, in order to maintain a high quality of service.

Operations Expenses—The Company’s operations expenses include payroll and benefits for both switch location personnel as well as individuals located at the corporate office who are directly responsible for maintaining and expanding the switch network. Other primary components of operations expenses include switch repair and maintenance, property taxes, property insurance and supplies.

Earnings (Loss) Per Share—Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding adjusted by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, convertible warrants, Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series C Convertible Preferred Stock. During periods in which a net loss is incurred, diluted earnings per share amounts are the same as the basic per share amounts because the effect of all options, convertible warrants, Series A Convertible Preferred Stock, Series B-1 Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series C Convertible Preferred Stock is anti-dilutive. The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per common share:

	December 31,			June 30,
	2004	2005	2006	2006	2007
(In thousands, except per share amounts)				(Unaudited)
Numerator:
Net income (loss) available to common shareholders basic	$(5,239)	$(466)	$4,658	$3,336	$2,479

Denominator:
Weighted average common shares outstanding	5,117	5,628	5,293	5,326	5,319
Effect of dilutive securities:
Stock options	—	—	355	776	1,315
Series A Preferred Stock	—	—	9,000	9,000	9,000
Series B-1 Preferred Stock	—	—	5,737	5,737	5,737
Series B-2 Preferred Stock	—	—	1,353	1,353	1,353
Series C Preferred Stock	—	—	1,743	1,573	1,910

Denominator for diluted earnings per share	5,117	5,628	23,481	23,765	24,634

Net earnings (loss) per share:
Basic—as reported	$(1.02)	$(0.08)	$0.88	$0.63	$0.47

Diluted—as reported	$(1.02)	$(0.08)	$0.20	$0.14	$0.10

For purposes of calculating diluted earnings per share, the Company has excluded the impact of convertible warrants on weighted average shares as the cash settlement method results in a more dilutive impact on the calculation.

The Company incurred a net loss for the years ended December 31, 2004 and 2005; therefore, conversion of preferred stock, warrants and potential common stock issuances attributable to stock options were excluded from the calculation of diluted earnings per share amount because the effect would have been anti-dilutive. The number of shares used to calculate diluted per share amounts otherwise would have been increased by 9,636,000 and 15,775,000 shares for the years ended December 31, 2004 and 2005.

Options to purchase 1,335,000 and 900,000 shares of common stock at a weighted-average price of $1.22 and $3.74 per share were outstanding during the year ended December 31, 2006 and six month period ended June 30, 2007, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

Comprehensive Income—Comprehensive income includes all changes in equity during a period from non-owner sources. Comprehensive income was the same as net income (loss) for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 (unaudited).

Accounting for Stock-Based Compensation—As of January 1, 2005, the Company adopted SFAS No. 123(R) using the modified retrospective method. The modified retrospective method requires the prior period financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes. The Company adjusted general and administrative expense in 2004 to include $10,000 of additional compensation expense.

The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This model takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates.

The amount of share-based expense recorded in the years ended December 31, 2004, 2005 and 2006, is $10,000, $29,000, and $399,000, respectively, and in the periods ended June 30, 2006 and 2007 (unaudited) is $111,000 and $435,000, respectively.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109 (Accounting for Income Taxes). Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and for net operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recorded in earnings in the period of enactment. A valuation allowance is provided for deferred income tax assets whenever it is more likely than not that future tax benefits will not be realized. Deferred income tax assets are reviewed on a quarterly basis to determine if a valuation allowance is necessary based on current and historical performance, along with other relevant factors.

Income tax provision includes U.S. federal, state, and local income taxes and is based on pre-tax income or loss. The interim period provision or benefit for income taxes is based upon the Company’s estimate of its annual effective income tax rate. In determining the estimated annual effective income tax rate, the Company analyses various factors, including projections of the Company’s annual earnings and taxing jurisdictions in which earnings will be generated, the impact of state and local income taxes and the ability of the Company to use tax credits and net operating loss carryforwards.

Concentrations—In the years ended 2004, 2005 and 2006, and six months ended June 30, 2006 and 2007 (unaudited), the aggregate revenues of four customers accounted for 59%, 55%, 46%, 48% and 52% of total revenues, respectively. At December 31, 2005 and 2006, and June 30, 2007 (unaudited), the aggregate accounts receivable of four customers accounted for 43%, 43% and 44% of the Company’s total trade accounts receivable, respectively.

In 2004, the Company had four customers in excess of ten percent of sales, which were 18%, 16%, 15% and 10% of the Company’s total revenue. At December 31, 2004, the Company had three customers who accounted for 18%, 17% and 11% of the Company’s accounts receivable balance.

In 2005, the Company had three customers in excess of ten percent of sales, which were 18%, 15% and 13% of the Company’s total revenue. At December 31, 2005, the Company had three customers who accounted for 13%, 11% and 10% of the Company’s accounts receivable balance.

In 2006, the Company had two customers in excess of ten percent of sales, which were 23% and 14% of the Company’s total revenue. At December 31, 2006, the Company had two customers who accounted for 21% and 13% of the Company’s accounts receivable balance.

Through June 30, 2006 (unaudited), the Company had three customers in excess of ten percent of sales, which were 15%, 14% and 10% of the Company’s total revenue. The Company had three customers who accounted for 15%, 13% and 12% of the June 30, 2006 (unaudited) accounts receivable balance.

Through June 30, 2007 (unaudited), the Company had two customers in excess of ten percent of sales, which were 17% and 13% of the Company’s total revenue. The Company had three customers who accounted for 15%, 12% and 10% of the June 30, 2007 (unaudited) accounts receivable balance.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Company on January 1, 2007. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company’s policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statement of operations. The adoption of FIN 48 did not have an effect on the Company’s consolidated results of operations or financial condition for the six months ended and as of June 30, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. SFAS 159 permits entities to elect to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its consolidated financial statements.

3.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the filing of the consolidated financial statements for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2006 and 2007, the Company determined that warrants for convertible preferred stock should have been accounted for in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150, “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity” (FSP 150-5). Under FSP 150-5, the freestanding warrants should have been classified as liabilities (carried at fair value) on the consolidated balance sheet given the conditional redemption feature of the underlying preferred stock. As such, the accompanying consolidated financial statements have been restated as of December 31, 2005 and 2006 and June 30, 2007 and for the periods then ended. The Company also determined that $0.9 million paid for costs associated with its initial public offering, as of June 30, 2007 (unaudited), on the consolidated statement of cash flows should have been presented as cash flows from financing activities and not cash flows from operating activities.

The effects of the restatement are as follows:

Consolidated Balance Sheet

	At December 31				At June 30
	2005		2006		2007
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
(dollars in thousands)					(Unaudited)
Other liabilities	401	1,281	419	2,420	481	4,113
Total liabilities	10,953	11,833	23,355	25,356	25,374	29,006
Additional paid in-capital	353	147	1,301	806	1,736	1,241
Accumulated earnings (deficit)	(6,087)	(6,761)	(671)	(2,177)	3,439	302
Total shareholders’ equity (deficit)	$(5,729)	$(6,609)	$636	$(1,365)	$5,181	$1,549

Consolidated Statement of Operations

	For the year ended December 31				For the six months ended June 30
	2005		2006		2006		2007
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
(in thousands, except per share amounts)					(Unaudited)		(Unaudited)
Change in fair value of warrants	$—	$674	$—	$832	$—	$425	$—	$1,631
Total other expense	$662	$1,336	$511	$1,343	$132	$557	$506	$2,137

Income (loss) before income taxes	$208	$(466)	$4,991	$4,159	$4,171	$3,746	$6,460	$4,829
Net income (loss)	$208	$(466)	$5,490	$4,658	$3,761	$3,336	$4,110	$2,479

Income (loss) per share
Basic	$0.04	$(0.08)	$1.04	$0.88	$0.71	$0.63	$0.77	$0.47
Diluted	$0.01	$(0.08)	$0.23	$0.20	$0.16	$0.14	$0.17	$0.10
Weighted average number of shares outstanding—diluted	21,403	5,628	23,619	23,481	23,857	23,765	24,866	24,634

Consolidated Statement of Cash Flows

	For the year ended December 31				For the six months ended June 30
	2005		2006		2006		2007
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
(dollars in thousands)					(Unaudited)		(Unaudited)
Net income (loss)	$208	$(466)	$5,490	$4,658	$3,761	$3,336	$4,110	$2,479
Change in fair value of warrants	$—	$674	$—	$832	$—	$425	$—	$1,631
Other current assets	$58	$58	$(662)	$(662)	$(244)	$(244)	$(1,105)	$(213)
Net cash flows from operating activities	$2,147	$2,147	$12,967	$12,967	$7,119	$7,119	$10,827	$11,719
Cash paid for stock issuance costs	$—	$—	$—	$—	$—	$—	$—	$(892)
Net cash flows from financing activities	$9,185	$9,185	$18,545	$18,545	$15,398	$15,398	$(2,896)	$(3,788)

4.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2005 and 2006 and June 30, 2007 (unaudited), consist of the following:

	December 31, 2005	December 31, 2006	June 30, 2007
(Dollars in thousands)			(Unaudited)
Switch equipment	$21,123	$35,657	$40,058
Construction in process	214	2,866	2,150
Computer software	809	1,040	1,090
Computer equipment	590	860	1,120
Tools and test equipment	273	307	352
Furniture and fixtures	200	245	266
Leasehold improvements	168	230	769

	23,377	41,205	45,805
Less accumulated depreciation	(3,794)	(12,115)	(12,958)

Property and equipment-net	$19,583	$29,090	$32,847

5.	ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2005 and 2006 and June 30, 2007 (unaudited) consists of the following:

	December 31, 2005	December 31, 2006	June 30, 2007
(Dollars in thousands)			(Unaudited)
Billed receivables	$4,023	$6,112	$8,247
Unbilled receivables	582	1,145	1,472
Other receivables	75	619	11

	4,680	7,876	9,730
Less allowance for doubtful accounts	(59)	0	(59)

Accounts receivable—net of allowance for doubtful accounts	$4,621	$7,876	$9,671

The Company invoices customers for services occurring through the 24th of each month. The Company accrues revenue each month for services from the 25th through the end of the month resulting in unbilled receivables. The unbilled receivables at the end of each month are billed as part of the following month’s billing cycle.

6.	DEBT

In May 2004, the Company entered into an equipment loan and security agreement with an affiliate of Western Technology Investment (“WTI”) that provided for aggregate borrowings of up to $4.0 million for the Company’s capital purchases through July 31, 2004. The Company borrowed $3.0 million and $1.0 million against this facility in May and July of 2004, respectively. Borrowings are payable in 36 monthly installments and bear interest at prime plus 3.005% (7.0% and 7.3% at May and July 2004, respectively), plus a final payment equal to 8.14% of the principal amount of such borrowings.

The agreement was amended in December 2004 to allow for an additional $5.5 million of borrowings of which $2.8 million was drawn that month and the balance was drawn in August of 2005. The December 2004 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (6.5% at the date of issuance) with a final payment equal to 9.3% of the principal amount borrowed. The August 2005 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (7.5% at the date of issuance) with a final payment equal to 9.3% of the principal amount borrowed.

The agreement was again amended in January 2006 to allow for $10.0 million of additional borrowings of which $2.5 million was drawn on May 1, 2006, $2.5 million was drawn on June 30, 2006, $2.5 million was drawn on September 29, 2006, and another $2.5 million was drawn on December 22, 2006. The May 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.6% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed. The June 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.25% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed. The September 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.5% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed. The December 2006 borrowing is payable in 36 monthly installments and bears interest at prime plus 1.25% (9.5% at the date of issuance) with a final payment equal to 9.6% of the principal amount borrowed.

In accordance with the terms of the agreement, the Company issued warrants to the note holders. The warrants are exercisable any time up to eight years after their issuance. The terms of the agreement provide for the adjustment of stock purchase price and number of shares under the warrant subject to, any stock split, stock dividend, subdivision or combination of shares, reclassification of shares dilution or similar event, merger, sale or issuance of shares below purchase prices. There have been no new sales of securities, or other events, that would lower the conversion price of the warrants. The warrants are required to be settled with physical shares of the applicable Preferred Convertible Stock. Upon an automatic conversion of the Company’s Series A, B-1, B-2 and C preferred convertible stock to common stock the warrants will no longer be exercised for preferred stock, but will be exercisable for an equivalent number of the Company’s common shares.

The Company has classified the warrants as a liability given the conditional redemption feature of the underlying preferred stock. The warrants are recorded at the fair value at each period reported. As described in Note 3, the Company reclassified $0.2 million related to the fair value of warrants from equity to liability. In addition, the Company recorded additional charges of approximately $0.7 million in 2005 to reflect the increase in fair value during the year. In 2006, the Company reclassified $0.3 million related to the fair value of warrants from equity to liability. The Company also recorded approximately $0.8 million of charges to reflect the increase in fair value of the warrants during the year. In the six months ended June 30, 2007 (unaudited), the Company recorded approximately $1.6 million to reflect the increase in fair value of the warrants. The Company will continue to adjust the liabilities for changes in fair value until the exercise of the warrants.

The Company estimated the fair value of these warrants using the Black-Scholes option pricing model. The Company utilizes the full term of the warrants as their expected life. The range of expected life ranges from 4.0 years to 7.5 years. The risk-free rate assumption ranges from 3.69% to 5.12%. Volatility of the Company’s underlying preferred convertible stock is utilized which ranges from 55.5% to 72.1%.

Additionally, in accordance with the terms of the credit facility, the Company issued a total of 402,236 warrants, as described below, to the note holders to purchase shares of the Company’s preferred stock. In 2004, the Company issued 200,000 warrants, 92,812 warrants and 21,885 warrants with an exercise price of $1.00, $1.48 and $6.28 each, respectively. In 2006, the Company issued 87,539 warrants with an exercise price of $6.28 each. The warrants are exercisable at any time up to eight years after their issuance. In 2004, the Company issued 200,000 warrants, 92,812 warrants and 21,855 warrants with exercise prices of $1.00, $1.48 and $6.28, respectively. In 2006, the Company issued 87,539 warrants with an exercise price of $6.28. No warrants had been exercised at June 30, 2007 (unaudited). The fair value of these warrants at the time of issuance, as calculated using the Black-Scholes model, was estimated at $182,000, $206,000, $495,000 and $495,000 cumulatively at December 31, 2004, 2005 and 2006, and at June 30, 2007 (unaudited), respectively, and has been reflected as a reduction of the carrying amount of the note and is being accreted over the term of the note. The charges to interest expense in the six months ended June 30, 2006 and 2007 (unaudited) were $47,000 and $77,000, respectively, and for the years ended December 31, 2004, 2005 and 2006 were $18,000, $68,000 and $124,000, respectively.

Under the terms of its debt agreement, the Company must comply with certain negative covenants that limit our ability to declare or pay dividends, incur additional indebtedness, incur liens, dispose of significant assets, make acquisitions or significantly change the nature of its business without the permission of the lender. For the periods ended December 31, 2004, 2005 and 2006, and for the six months ended June 30, 2006 and 2007 (unaudited), the Company was in compliance with all the covenants under its debt agreements.

The Company uses cash collateralized letters of credit issued by LaSalle Bank N.A. to secure certain facility leases and other obligations. At June 30, 2007 there was $408,000 of restricted cash used as collateral for $366,000 in letters of credit outstanding.

Long-term debt is summarized as follows:

	December 31, 2005	December 31, 2006	June 30, 2007

(Dollars in thousands)			(Unaudited)
Secured term loan, interest payable at 7.0%. Principal repaid in 36 equal installments commencing June 1, 2004. A final payment of 8.14% of the borrowed amount was paid in May 2007	$1,486	$453	$—

Secured term loan, interest payable at 7.3%. Principal repaid in 36 equal installments commencing October, 1, 2004. A final payment of 8.14% of the borrowed amount is required in August of 2007	579	240	62

Secured term loan, interest payable at 6.5%. Principal repaid in 36 equal installments commencing April 1, 2005. A final payment of 9.3% of the borrowed amount is required in March 2008	2,101	1,205	735

Secured term loan, interest payable at 7.5%. Principal repaid in 36 equal installments commencing December 1, 2005. A final payment of 9.3% of the borrowed amount is required in November 2008	2,665	1,816	1,367

Secured term loan, interest payable at 9.0%. Principal repaid in 36 equal installments commencing August 1, 2006. A final payment of 9.6% of the borrowed amount is required in July 2009	—	2,175	1,792

Secured term loan, interest payable at 9.25%. Principal repaid in 36 equal installments commencing October 1, 2006. A final payment of 9.6% of the borrowed amount is required in September 2009	—	2,299	1,923

Secured term loan, interest payable at 9.5%. Principal repaid in 36 equal installments commencing January 1, 2007. A final payment of 9.6% of the borrowed amount is required in December 2009	—	2,500	2,114

Secured term loan, interest payable at 9.5%. Principal repaid in 36 equal installments commencing April 1, 2007. A final payment of 9.6% of the borrowed amount is required in March 2010	—	2,500	2,299

Less—discount on debt associated with the issuance of warrants	(122)	(286)	(209)

Total long-term debt	6,709	12,902	10,083

Less—current installments	(3,052)	(5,317)	(4,780)

Long-term debt—excluding current installments	$3,657	$7,585	$5,303

Total principal repayments required for each of the next four years under all long-term debt agreements are summarized as follows (dollars in thousands):

	December 31, 2006	June 30, 2007

		(Unaudited)
2007	$5,461	$2,565
2008	4,479	4,479
2009	3,013	3,013
2010	235	235

Total	$13,188	$10,292

7.	401(k) SAVINGS PLAN

The Company sponsors a 401(k) plan covering substantially all employees. The plan is a defined contribution savings plan in which employees may contribute up to 15% of their salary, subject to certain limitations. The Company may elect to make discretionary contributions into the Plan. The Company did not contribute to the Plan during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (unaudited).

8.	PREFERRED STOCK

In 2003, the Company issued 8,723,000 shares of Series A Preferred Convertible Stock (Series A Preferred) with a par value of $0.001 per share for approximately $8.6 million. Also in 2003, the Company issued 100 shares of Series X Preferred Convertible Stock (Series X Preferred) with a par value of $0.001 per share for less than $0.1 million. The Series X Preferred Convertible Stock was issued to NT Holdings, LLC as part of the Company’s initial capitalization. The Series X Preferred are non-redeemable and are automatically convertible based on conversion rate per the stock terms once the Company has raised, in aggregate, more than $10.0 million of equity financing.

In 2004, an additional 277,000 shares of Series A Preferred Convertible Stock were issued for $0.3 million. Also in 2004, the Company issued 5,737,416 shares of Series B-1 Preferred Convertible Stock (Series B-1 Preferred) with a par value of $0.001 per share for approximately $8.3 million.

In June 2005, the entire outstanding 100 shares of Series X Preferred converted to $1.0 million of Common Stock, or 417,084 shares, at a blended rate (Series B-1 Preferred and Series B-2 Preferred) price of $2.3976. Also in 2005, the Company issued 1,352,867 shares of Series B-2 Preferred Convertible Stock (Series B-2 Preferred) with a par value of $0.001 per share for approximately $8.4 million.

In February 2006, the Company issued 1,909,947 shares of Series C Preferred Convertible Stock (Series C Preferred) with a par value of $0.001 per share for approximately $11.9 million

At June 30, 2007 (unaudited), the Company had four series of convertible preferred stock subject to certain rights and privileges under the second amended and restated Certificate of Incorporation.

At any time subsequent to February 1, 2011, the holders of a majority of the preferred convertible shares may require the Company to redeem all or any portion of the preferred convertible shares upon a two-thirds majority vote of shareholders of all Series A, B-1, B-2 and C Preferred voting as a single class. The price paid by the Company on all or any portion of the preferred convertible shares would be the liquidation value of the shares plus any declared and unpaid dividends.

The Company classifies the preferred convertible stock as mezzanine equity on the consolidated balance sheet. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the security equal to the redemption value at the end of each reporting period.

Series A, B-1, B-2 and C Preferred Convertible Shares—Series A Preferred Convertible Shareholders, Series B-1 Preferred Convertible Shareholders, Series B-2 Preferred Convertible Shareholders and Series C Preferred Convertible Shareholders have the following rights and privileges:

Voting—Holders of each Series A, B-1, B-2 and C Preferred Stock shall have voting rights on an as if converted basis.

Conversion—The holder of any shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred have the right at such holder’s option, at any time, to convert any of such shares into such number of fully paid and nonassessable shares of Common Stock as is determined (i) in the case of Series A Preferred by dividing $1.00 by the Series A Preferred Conversion Price in effect at the time of conversion; (ii) in the case of Series B-1 Preferred by dividing $1.4815 by the Series B-1 Preferred Conversion Price in effect at the time of conversion; (iii) in the case of Series B-2 Preferred by dividing $6.2829 by the Series B-2 Preferred Conversion price in effect at the time of conversion; and (iv) in the case of Series C Preferred by dividing $6.2829 by the Series C Preferred Conversion Price in effect at the time of conversion. No payment or adjustment will be made for any dividends on the Common Stock issuable upon such conversion.

Dividends—The holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred are entitled to receive, when and if declared by the Board of Directors, out of assets of the Company which are by law available therefore under the Delaware General Corporation Law and other applicable law, prior and in preference to any declaration or payment on Common Stock, non-cumulative dividends at an annual rate of eight percent (8%) of the original purchase price paid per share for the Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred payable either in cash, in property or in shares of capital stock.

Liquidation—In the event of a change in control or any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred are entitled to receive from the assets of the Company available for distribution to the stockholders prior and in preference to the holders of all other classes and series of stock, an amount equal to $1.00 for each outstanding share of Series A Preferred, $1.4815 for each outstanding share of Series B-1 Preferred, $6.2829 for each outstanding share of Series B-2 Preferred and $6.2829 for each outstanding share of Series C Preferred (in each case as adjusted for any stock split, stock dividend, combination, reclassification of shares dilution or similar event), plus all dividends declared and unpaid thereon. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred are insufficient to permit the payment to all holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred of the aforesaid preferential amounts, then the entire assets of the Company legally available for distribution are distributed ratably among the holders of the holders of shares of Series A Preferred, Series B-1 Preferred, Series B-2 Preferred and Series C Preferred in proportion to the full preferential amount each holder is otherwise entitled to receive.

9.	COMMON STOCK

In 2003, the Company authorized 25,000,000 shares of Common Stock with a par value of $0.001 per share. In that same year, the Company issued 4,918,320 shares of Common Stock, in the form of restricted stock, with a par value of $0.001 per share for less than $0.1 million. In 2004, an additional 481,680 shares of Common Stock were issued, in the form of restricted stock, for $0.1 million and the Company issued 90,000 shares of Common Stock to two employees who exercised stock options.

During June 2005, the entire outstanding 100 shares of Series X Preferred converted to 417,084 shares of Common Stock. Series X Preferred automatically converted (see note 8) into $1.0 million worth of Common Stock at a blended rate (Series B-1 Preferred and Series B-2 Preferred) price of $2.3976. In 2005, the Company issued 15,000 shares of Common Stock to one employee who exercised stock options. Also in 2005, the Company repurchased 386,800 unvested restricted shares at a price of $0.001 per share, or $387, from two former employees.

The repurchase of unvested restricted shares in 2004 and 2005 was approved by the Board of Directors and is pursuant to section 2(a) of the Restricted Stock Agreements and Restated Restricted Stock Agreements between the employees and the Company. In both such agreements, the Company has the right to repurchase unvested restricted shares at the lower of the price paid to the Company for such shares, or the par value of $0.001 per share in most cases, or the fair market value of such shares at the time of repurchase.

In February 2006, the Company authorized an additional 1,500,000 shares of Common Stock with a par value of $0.001 per share to accommodate the increase of 1,050,000 in authorized stock options (see note 12) and the issuance of 1,909,947 shares of Series C Convertible Preferred Stock. In July 2006, the Company authorized an additional 2,000,000 options and restricted stock within the 2003 Stock Option Plan. Also in July 2006, the Company authorized an additional 2,000,000 shares of Common Stock with a par value of $0.001 per share. During the year 2006, the Company issued a total of 83,250 shares of Common Stock to five employees and one director who exercised stock options.

The Company repurchased 299,100 unvested restricted shares in February 2006, at a price of $0.001 per share, or $299, from a former employee. This action was approved by the Board of Directors and is pursuant to section 2(a) of the Restricted Stock Agreements and Restated Restricted Stock Agreements between the employees and the Company.

All shares of Common Stock issued are subject to either the Company’s Shareholder Agreement or the Restricted Stock Agreements and Restated Restricted Stock Agreements between certain employees and the Company. Certain restricted shares are subject to a vesting period. Of these shares, approximately 4.7 million shares are outstanding of which 4.0 million shares are vested at June 30, 2007.

Voting—Each holder of Common Stock has one vote in respect to each share of stock held on record for the election of directors and on all matters submitted to a vote of stockholders of the Company.

Dividends—Subject to the preferential rights of the Preferred Convertible Stock, the holders of shares of Common Stock are entitled to receive, when and if declared by the Board of Directors, out of assets of the Company which are by law available therefore, dividends payable either in cash, in property or in shares of capital stock.

Liquidation—In the event of any liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of all Common Stock shares, including converted Preferred Stock, are entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

10.	COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases its facilities and certain equipment under operating leases which expire through September 2017. Rental expense for the years ended December 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (unaudited) was $0.7 million, $2.1 million, $2.1 million, $0.9 million and $1.5 million, respectively.

The following table represents future lease payments under the operating leases having lease terms in excess of one year:

(Dollars in thousands)	December 31, 2006	June 30, 2007

		(Unaudited)
2007	$2,608	$1,604
2008	2,782	3,347
2009	2,860	3,463
2010	2,776	3,387
2011	2,519	3,135
Thereafter	3,829	7,011

Total	$17,374	$21,947

Legal Proceedings—From time to time, the Company is a party to legal or regulatory proceedings arising in the normal course of its business. Aside from the matters discussed below, management does not believe that the

Company is party to any pending legal action that could reasonably be expected to have a material adverse effect on its business or operating results. All events subsequent to May 25, 2007 in the discussion below are considered unaudited.

Verizon Wireless.    In July 2006, Verizon Wireless notified the Company that it wished to terminate its existing Master Service Agreement. As a consequence of this notification, the Company potentially would be unable to terminate traffic to Verizon Wireless customers in the three markets in which it is directly connected with Verizon Wireless. In response to the notification, in August 2006, the Company filed a petition for interconnection with the FCC. The petition argues that direct connection with Verizon Wireless is in the public interest because it furthers competitive choices in tandem services and strengthens the network reliability of the public switched telephone network. The Company has written submissions supporting its petition for interconnection from various sources, including the New York Department of Public Services, the cities of New York and Chicago, AT&T and others. To the Company’s knowledge, the FCC has never ordered a wireless carrier to provide interconnection. Therefore, there can be no assurance that the Company’s petition for interconnection will be successful or how, whether, or when this matter will be resolved. While the Company currently directly terminates transit traffic to Verizon Wireless in only three markets, if the FCC denies the Company’s petition, the future growth of the Company’s business and the attractiveness of the Company’s service offerings could be materially and adversely affected.

Verizon.    The Company is considering initiating an arbitration proceeding against Verizon regarding a billing dispute of approximately $1.8 million. The dispute originates from an invoice which the Company feels is not owed under the Verizon tariff. There can be no assurance regarding how, whether or when this matter will be resolved. The Company has recorded an accrual at December 31, 2006 and June 30, 2007 (unaudited) for $0.4 million and $0.4 million related to this dispute, respectively, as it relates to the estimated external legal expense required to successfully argue this dispute. The Company believes there is no merit to Verizon’s claim and accordingly has not recorded a loss contingency.

Level 3 State Regulatory Proceedings.    In February 2007, Level 3 Communications, LLC and its wholly owned subsidiary Broadwing Communications (collectively, “Level 3”) notified the Company that they were terminating two contracts under which the Company delivered transit traffic to Level 3 in a number of states. That same month, the Company began filing regulatory proceedings in eight states, asserting that the Company had the legal right to remain directly connected to Level 3 in order to terminate transit traffic to Level 3 on behalf of the Company’s third party carrier customers. The Company has also asserted in these proceedings that the Company has the right to terminate this traffic to Level 3 on non-discriminatory terms, including without the payment to Level 3 of a per minute of use or similar charge. The Company currently continues to terminate traffic to Level 3 in these states. The traffic the Company terminated to Level 3 in these eight states accounted for approximately 10.6% of the Company’s total revenue during the first six months of 2007. The following summarizes the status of these proceedings.

Illinois.    On July 10, 2007, the Illinois Commerce Commission issued an order requiring that Level 3 remain directly connected with the Company and finding that the Company should not be required to pay Level 3 any fee or compensation for transit traffic delivered to Level 3. The decision also directs the parties to negotiate an interconnection agreement consistent with the decision’s conditions and finds that, absent such an agreement, Level 3 must continue to directly interconnect with the Company under the operational interconnection terms in effect between the parties as of January 30, 2007. The decision also ordered Level 3 to pay 80% of the Company’s attorney’s fees and costs and 90% of the Commission’s costs. On August 15, 2007, the Illinois Commission denied Level 3’s petition for rehearing, and on September 10, 2007, Level 3 filed a notice of appeal of the Illinois Commission’s July 10 order with the Appellate Court of Illinois, First District. The Company does not anticipate a ruling on the merits of Level 3’s appeal of the Illinois Commission’s July 10 order until at least 2008.

On August 13, 2007, the Company filed a petition in the Circuit Court of Cook County, Illinois seeking enforcement of that part of the Illinois Commission’s July 10 decision requiring Level 3 to pay 80% of the

Company’s attorneys’ fees and costs. The Company is also seeking an award of punitive damages against Level 3. On October 1, 2007, the Circuit Court of Cook County ordered the Company to file a motion to enforce the Illinois Commission’s attorneys’ fee award on or before October 10, 2007. The Company expects that Level 3 will file a response to its motion to enforce on or before November 7, 2007 and it plans to file a reply on or before November 21, 2007. The court scheduled a hearing for December 3, 2007 on the Company’s motion to enforce the attorneys’ fee award.

Georgia.    On June 19, 2007, the Georgia Public Service Commission adopted the recommended findings of the Commission Staff, which the Staff had issued on June 12, 2007. On August 27, 2007, the Georgia Commission issued an Order Mandating Direct Interconnection and finding, among other things, that: (i) Level 3 must remain directly connected with the Company, (ii) the Company should not be required to pay reciprocal compensation or any other additional fee to Level 3 as a condition of such direct interconnection, (iii) the Company must pay all reasonable costs of direct interconnection and (iv) it is unreasonably discriminatory for Level 3 to require that the Company pay reciprocal compensation, or some other fee, or collect reciprocal compensation payments from its carrier customers to pass on to Level 3, as a condition of direct interconnection. On September 6, 2007, Level 3 filed with the Georgia Commission a petition for rehearing and reconsideration of the August 27 order. On September 21, 2007, the Company filed an opposition to Level 3’s petition for reconsideration.

New York.    On June 22, 2007, the New York Public Service Commission determined that Level 3 must remain directly connected with the Company to receive terminating transit traffic. The New York Commission also found that if the parties do not first resolve the dispute, the Commission will hold further proceedings to investigate the rates, rules and regulations related to the termination services at issue. On September 24, 2007, the NYPSC issued an order denying Level 3’s petition for rehearing and/or clarification of the NYPSC’s June 22 order. Based upon information currently available, the Company anticipates that the rate proceeding will be initiated by the NYPSC in either October or November 2007. Pending the rate proceeding, the Commission ordered the parties to continue performing their respective obligations as if the canceled termination agreements remained in effect.

Connecticut.    On June 20, 2007, the Connecticut Department of Public Utility Control held that the evidentiary record developed to date did not warrant Department intervention at this time, but ordered the parties to make a good-faith effort to resolve their dispute pursuant to a settlement that produces a nondiscriminatory commercial agreement governing the delivery of tandem transit traffic by the Company to Level 3. The Department also stated that it retained jurisdiction over the dispute and, if the parties are unable to arrive at a commercial agreement by a date in November 2007, the parties will be required to report the details of their negotiations to the Department at that time.

Florida.    On February 26, 2007, the Company filed a petition against Level 3 before the Florida Public Service Commission. On June 27, 2007, the Staff of the Florida Commission issued a proposed recommendation regarding whether the Company’s case should proceed to a hearing on the merits. In its recommended ruling, Florida Staff found that the Florida Commission had jurisdiction over the dispute and that the Company’s service benefits competition. Staff also suggested that the Company did not make an adequate demonstration of standing to pursue the matter. On July 9, 2007, the Company voluntarily withdrew its petition and on July 11, 2007, the Company filed a revised petition with the Florida Commission. The Company’s revised petition includes additional legal arguments and information the Company hopes will demonstrate that it has standing. On July 25, 2007, Level 3 filed a motion to dismiss our revised petition. On August 3, 2007, the Company filed an opposition to Level 3’s motion to dismiss its revised petition. On September 21, 2007, the Florida Commission issued an order directing the parties to file supplemental briefs, due on October 5, 2007, to address issues related to Level 3’s motion to dismiss. The Company expects Staff to issue a recommendation with respect to the Company’s revised petition in October 2007. Even if Florida Staff recommends that the Commission find that the Company has standing to proceed against Level 3, there is no assurance that the Commission will adopt Staff’s recommended ruling or that the Commission will ultimately decide the case in the Company’s favor.

California.    On March 2, 2007, the Company filed a Complaint with the California Public Utility Commission, seeking an order requiring Level 3 to maintain its direct interconnection with the Company and to receive terminating transit traffic from the Company on non-discriminatory terms and conditions. On June 4 and 5, 2007, hearings were held before a California Commission Administrative Law Judge. A proposed decision from the Administrative Law Judge is expected to be issued in October 2007 and a final decision by the Commission is expected later in 2007.

Minnesota.    On March 6, 2007, the Company filed a Complaint with the Minnesota Public Service Commission seeking an order requiring Level 3 to maintain its direct interconnection with the Company and to receive terminating transit traffic from the Company on non-discriminatory terms and conditions. On July 31 and August 1, 2007, hearings were held before a Minnesota Commission Administrative Law Judge. A proposed decision is expected to be issued in November 2007 and a final decision in the beginning of 2008.

Michigan.    On March 2, 2007, the Company filed a Complaint with the Michigan Public Service Commission seeking an order requiring Level 3 to maintain its direct interconnection with the Company and to receive terminating transit traffic from the Company on non-discriminatory terms and conditions. On August 8 through August 10, 2007, hearings were held before a Michigan Commission Administrative Law Judge. A proposed decision from the Administrative Law Judge is expected to be issued in October 2007 and a final decision in November 2007.

As a result of the rulings in the Illinois, Connecticut and New York proceedings, the Company must attempt to negotiate new interconnection agreements with Level 3 for each such state. Future rulings in additional states may also require that the Company negotiate one or more agreements for each such state. It is possible that disputes may arise during these negotiations that may cause the Company or Level 3 to seek additional regulatory or judicial relief. As described above Level 3 also has appealed the Illinois Commission’s decision and is seeking reconsideration of the Georgia decision. Level 3 may also seek reconsideration, appeal or otherwise challenge one or more of any other existing or prospective rulings described above. Although the Company believes its position is meritorious, and the Company will continue to assert it vigorously in any such additional proceeding, there can be no assurance that the Company will prevail. In any event, the Company’s efforts could have an adverse impact on it because of legal costs, diversion of management resources, and other factors.

Additional State Proceedings.    After the Company commenced the state proceedings described above, Level 3 initiated regulatory proceedings in additional states. In these proceedings, Level 3 requested orders from the relevant state regulatory bodies directing the Company to notify its customers that it would not be able to terminate transit traffic directly to Level 3 and/or allowing Level 3 to disconnect the interconnection facility. In some states, Level 3 also sought to institute a per minute charge of $0.001 per minute of use. The Company believes that under applicable law, the Company would have prevailed in these actions if the matter had proceeded to a hearing on the merits. After filing submissions to prevent Level 3 from disconnecting existing direct interconnections in some of the additional states, the Company elected not to pursue further its right to maintain direct interconnection to Level 3 in these additional states and moved to dismiss the proceedings in those states. The Company no longer directly terminates traffic to Level 3 in these additional states. The traffic the Company terminated to Level 3 in these additional states accounted for approximately 1.9% of the Company’s total traffic during the first six months of 2007. In September and October 2007, Level 3 voluntarily withdrew its petitions for disconnection in each of the states in which it had initiated regulatory proceedings against the Company.

Level 3 Billing Disputes.    The Company is also engaged in various billing disputes with Level 3 regarding amounts Level 3 claims the Company owes it and amounts the Company claims Level 3 owes it. Although there can be no assurance as to the ultimate resolution of these disputes, the Company does not believe they will have a material adverse effect on its business.

11.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of net operating loss carryforwards. Significant components of the Company’s deferred income taxes are as follows:

(Dollars in thousands)	December 31, 2005	December 31, 2006	June 30, 2007

			(Unaudited)
Deferred income tax assets (liabilities)
Current:
Net operating loss carry forward	$2,509	$1,609	$1,100
Accrued rent	—	373	424
Accrued direct costs	283	687	785
Accrued fees	138	47	129
Other deferred liabilities	(11)	(92)	(150)
Accrued other	103	75	317

Net current deferred income taxes	3,022	2,699	2,605

Noncurrent:
Depreciation	(1,011)	(2,239)	(2,727)
AMT carryover	—	98	98
Organizational costs	168	115	59

Net noncurrent deferred income taxes	(843)	(2,026)	(2,570)

Valuation allowance	(2,179)	—	—

Net deferred income tax assets	$—	$673	$35

The income tax provision for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007 (unaudited) are as follows:

	December 31,			June 30,
	2004	2005	2006	2006	2007
(Dollars in thousands)				(Unaudited)
Deferred provision	$(2,000)	$62	$1,506	$1,043	$638
Current provision
Federal	—	—	98	377	1,545
State	—	—	76	33	167
Change in valuation allowance	2,000	(62)	(2,179)	(1,043)	—

	$—	$—	$(499)	$410	$2,350

A reconciliation of the federal statutory rate to our effective tax rate is as follows:

	December 31,			June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Statutory federal rate	34.0%	34.0%	34.0%	34.0%	34.0%
State income tax, net of federal benefit	4.8%	4.8%	(7.4)%	1.6%	2.5%
Change in fair value of warrants	—	—	6.7%	3.9%	12.0%
Other	—	—	0.4%	0.2%	0.2%
Change in valuation allowance	(38.8)%	(38.8)%	(45.6)%	(28.8)%	—

Effective tax rate	—	—	(11.9)%	10.9%	48.7%

In 2003, the Company began to establish a valuation allowance for deferred tax assets such as those relating to its net operating loss carryforward. In 2006, as required by SFAS No. 109, the Company continued its assessment of the realization of the deferred tax assets and as a result, concluded that a full valuation allowance was no longer appropriate. Consistent with prior assessments, the Company considered its current and historical performance, along with other relevant factors, in determining the adequacy of the valuation allowance. As part of the Company’s assessment, certain objective factors, such as previous operating losses, were given substantially more weight than management’s outlook for future profitability. Management believes that the Company will generate sufficient taxable income to utilize all of the net operating loss carryforward amounts. In order to utilize the net operating loss carryforward, the Company would be required to have net income of $4.6 million within the next 10 years.

The Company adopted the provisions of FIN No. 48 on January 1, 2007 (unaudited). Upon adoption and at June 30, 2007 (unaudited), the Company did not recognize any material adjustments for unrecognized income tax benefits. The tax years 2003-2006 remain open to examination by the major taxing jurisdictions to which the Company is subject.

12.	STOCK OPTIONS

The Company established the 2003 Stock Option and Stock Incentive Plan (the “Plan”), which provides for issuance of options and restricted stock for up to 1,600,000 shares under incentive stock option and nonqualified stock option agreements to eligible employees, officers, and independent contractors of the Company. The Company authorized an additional 700,000, 350,000 and 2,000,000 options and restricted stock within the Plan in February 2006, May 2006 and July 2006, respectively. The Plan provides for the issuance of options and restricted stock for up to 4,650,000 shares at both December 31, 2006 and June 30, 2007 (unaudited).

Under the Plan, employees, officers and directors have been granted options to acquire shares of Common Stock of the Company. The number of shares, exercise price of the shares, and vesting conditions are determined by a committee selected by the Board of Directors. Under the Plan, options generally vest ratably over four years and have a maximum term of 10 years as long as the option holder remains an employee of the Company.

The Company currently records stock-based compensation expense in connection with any grant of options to its employees and independent contractors. The Company records stock-based compensation expense associated with its stock options in accordance with SFAS No. 123(R), which requires it to calculate the expense associated with its stock options by determining the fair value of the options.

The fair value of stock options is determined using the Black-Scholes valuation model, which takes into account the exercise price of the stock option, the fair value of the common stock underlying the stock option as measured on the date of grant and an estimation of the volatility of the common stock underlying the stock option. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method under SFAS 123(R). The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from current estimates.

As of January 1, 2005, the Company adopted SFAS No. 123(R) using the modified retrospective method. The modified retrospective method requires the prior period financial statements to be restated to recognize compensation cost in the amounts previously reported in the pro forma footnotes. The Company adjusted general and administrative expense in 2004 to include $10,000 of additional compensation expense.

The Company follows the fair-value method of accounting for stock options under SFAS No. 123(R) to account for the Plan. Stock-based employee compensation is reflected in the statement of operations. All options granted under the Plan have an exercise price equal to the market value of the underlying common stock on the date of the grant. In 2007 (unaudited), the Company issued 10,000 stock options to contractors. The following table shows the fair value of one share of the Company’s common stock on each stock option grant date during the year ended December 31, 2006 and the first two quarters of fiscal 2007 (unaudited):

Grant Date	Number of Stock Options Issued	Weighted Average Fair Value of One Share of Common Stock

First Quarter 2006	920,825	$1.17
Second Quarter 2006	397,500	$1.33
Third Quarter 2006	258,650	$2.56
Fourth Quarter 2006	778,400	$3.68
First Quarter 2007 (unaudited)	—	$4.09
Second Quarter 2007 (unaudited)	131,650	$4.14

Total	2,487,025

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option-pricing model for the years ended December 31, 2004, 2005 and 2006 and six months ended June 30, 2006 and 2007 (unaudited) with the following assumptions:

	December 31,			June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Expected life	10 years	10 years	10 years	10 years	10 years
Risk-free interest rate range	4.0% – 4.6%	4.2% – 4.5%	4.7% – 5.1%	4.7% – 5.1%	4.7% – 5.1%
Expected dividends	—	—	—	—	—
Volatility	31.0%	31.0%	34.4% – 41.6%	34.4% – 39.5%	40.1%

During the timeframe leading up to 2006, the Company’s volatility assumption was updated quarterly based upon historical prices of the Fidelity Select Telecommunications “FSTCX” index fund. In 2006, a new method for estimating volatility was adopted. This method focuses specifically on the simple average volatility of three telecommunication companies that share similar business characteristics. The simple average volatility of the three companies selected range from 34.4% at the beginning of 2006 to 40.1% at June 30, 2007 (unaudited).

The weighted-average fair value of options granted, as determined by using the Black-Scholes valuation model, during the period was $0.08, $0.24, $1.30, $0.69 and $2.47 for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (unaudited), respectively. The total grant date fair value of options that vested during years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (unaudited) was approximately $0.0 million, $0.0 million, $0.0 million, $0.0 million and $0.4 million, respectively.

The following summarizes activity under the Company’s stock option plan:

	Shares (000)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000)	Weighted- Average Remaining Term (yrs)
Options outstanding—January 1, 2004	—	—
Granted	980	0.16
Exercised	(90)	0.16
Cancelled	—	—

Options outstanding—December 31, 2004	890	0.16
Granted	449	0.45
Exercised	(15)	0.17
Cancelled	(175)	0.16

Options outstanding—December 31, 2005	1,149	0.29
Granted	2,355	2.18
Exercised	(83)	3.13
Cancelled	(29)	0.53

Options outstanding—December 31, 2006	3,392	$1.53
Granted (unaudited)	132	4.14
Exercised (unaudited)	—	—
Cancelled (unaudited)	(9)	1.00

Options outstanding—June 30, 2007 (unaudited)	3,515	$1.63	$23,305	8.5

Vested or expected to vest—December 31, 2006	3,392	$1.53	$7,293	8.9

Exercisable—December 31, 2006	450	$0.24	$1,548	7.7

Vested or expected to vest-June 30, 2007 (unaudited)	3,515	$1.63	$23,305	8.5

Exercisable-June 30, 2007 (unaudited)	1,084	$0.70	$8,193	7.9

The unrecognized compensation cost associated with options outstanding at December 31, 2006 and June 30, 2007 (unaudited) is $2.8 million and $2.7 million, respectively. The weighted average remaining term that the compensation will be recorded is 3.7 years and 3.2 years as of December 31, 2006 and June 30, 2007 (unaudited), respectively.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and short-term investments, receivables, payables and debt. Except as described below, the estimated fair value of such financial instruments at December 31, 2005 and 2006 and June 30, 2007 (unaudited) approximate their carrying value as reflected in the consolidated balance sheets.

The estimated fair value of the Company’s debt at December 31, 2006 was $13.3 million compared to the carrying amount of $12.9 million included in the consolidated balance sheet. The estimated fair value of the Company’s debt at June 30, 2007 (unaudited) was $10.6 million compared to the carrying amount of $10.1 million included in the consolidated balance sheet.

14.	SEGMENT AND GEOGRAPHIC INFORMATION

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision maker is the Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated basis. The Company operates in one industry segment, which is to provide tandem interconnection services to competitive carriers, including wireless, wireline, cable and VoIP companies. Although the Company services different customer groups, it does not maintain separate product lines. All of the Company’s revenues are generated within the United States. Therefore, the Company has concluded that it has only one operating segment.

PART II    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses (other than underwriting discounts and commissions), we expect to incur in connection with the offering described in this registration statement.

SEC Registration Fee		$8,025
NASD Filing Fee		8,000
Listing or Quotation Fees		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent required from time to time by applicable law, (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our amended and restated bylaws, none of our directors shall be liable to Neutral Tandem, Inc. or our stockholders for monetary damages for a breach of fiduciary duty. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify each person who is or was or had agreed to become a director or officer of the Company or who is or was serving or who had agreed to serve at the request of our Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise (including without limitation any employee benefit plan or any trust associated therewith), to the full extent permitted from time to time by the Delaware General Corporation or any other applicable laws as presently or hereafter in effect. In addition to the indemnification provided for in our amended and restated certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law prior to completion of this offering. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We maintain a directors’ and officers’ liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Capital Stock.

On February 20, 2004, C. Ann Brown, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley and Bill Capraro purchased a total of 177,000 shares of Series A Preferred Stock for $1.00 per share for an aggregate purchase price of $177,000.00;

On June 30, 2004, Robert C. Hawk purchased a total of 80,000 shares of common stock for $0.14 per share for an aggregate purchase price of $11,200.00.

On November 8, 2004, James P. Hynes, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt , David Lopez, Richard Anderson, Jon Clopton, Eric Carlson, David Tatak, Kathleen Starr, Christopher F. Swenson, David Redmon, Ralph Valente, Robert M. Junkroski and John Barnicle purchased a total of 481,680 shares of common stock for $0.17 per share for an aggregate purchase price of $81,885.60.

On November 19, 2004, DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., James P. Hynes, Robert C. Hawk, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe, Joseph Onstott, Robert M. Junkroski, Ronald W. Gavillet and John Barnicle purchased a total of 5,737,416 shares of Series B-1 Preferred Stock for $1.4815 per share and 1,352,867 shares of Series B-2 Preferred Stock for $6.2829 per share for an aggregate purchase price of $16,999,909.91.

On February 2, 2006, DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Robert C. Hawk, Ed Greenberg, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe and John Barnicle purchased a total of 1,909,947 shares of Series C Preferred Stock for $6.2829 per share for an aggregate purchase price of $12,000,006.01.

On November 2, 2006, Dixon Doll purchased a total of 70,000 shares of common stock for $3.68 per share for an aggregate purchase price of $257,600.

The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2), as transactions not involving a public offering, and Rule 701 thereunder. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

(b) Stock Option Grants.

As of June 30, 2007, the Registrant had granted stock options under the Neutral Tandem, Inc. 2003 Stock Option and Stock Incentive Plan for an aggregate of 3,514,687 shares of common stock (net of exercises, expirations and cancellations) at a weighted average exercise price of $1.63 per share. Options to purchase 188,250 shares of common stock have been exercised for an aggregate purchase price of approximately $275,437.50.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

(c) Issuance of Warrants.

On May 27, 2004, the Registrant granted warrants to purchase 200,000 shares of Series A Preferred Stock for $1.00 per share to Venture Lending and Leasing IV, Inc. in connection with the Loan and Security Agreement, dated May 28, 2004 and as amended and supplemented from time to time.

On December 20, 2004, the Registrant granted warrants to purchase 92,812 shares of Series B-1 Preferred Stock for $1.48 per share and 21,885 of Series B-2 Preferred Stock for $6.28 per share to Venture Lending and Leasing IV, Inc.

On July 13, 2005, the Registrant granted warrants to purchase 87,539 of Series C Preferred Stock for $6.28 per share to Venture Lending and Leasing IV, Inc.

The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2), as transactions not involving a public offering. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

Item 16. Exhibits and Financial Statement Schedules.

(a) The following documents are exhibits to the Registration Statement.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Neutral Tandem, Inc.*

3.2	Amended and Restated Bylaws of Neutral Tandem, Inc.*

4.1	Specimen certificate evidencing shares of common stock*

4.2	Voting Agreement, dated November 19, 2004, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski and Jeffrey C. Wells**

4.3	Second Amended and Restated Stockholders Agreement dated as of February 2, 2006, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II-A, L.P, Montagu Newhall Global Partners II, L.P, Montagu Newhall Global Partners II-B, L.P, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Bob Hawk, Edward M. Greenberg, Joseph Onstott, Elizabeth Ann Petty, Ronald W. Gavillet, Robert M. Junkroski, Joseph Tighe, John Barnicle, Doreen Kluber, C. Ann Brown, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, David Weisman, Robert C. Atkinson, Lawrence M. Ingeneri, Irrevocable Trust for Katherine Vance Hynes, Jon Clopton, Jack W. Swenson, Eric Carlson, Christopher F. Swenson, Alexander P. & Heather B. Doll Family Trust, Dave Redmon, Dixon & Sarah Doll Jr. Family Trust, Kathleen Starr, Andrew J. Doll, Michael E. Hawk, Jeffrey C. Wells, Jonathan B. Junkroski Trust, Sharon van Alstine, Jeffrey H. Hartzell, Julia K. Junkroski Trust, Stephanie G. Hawk, Janice Hewitt, Christopher G. Hawk, David Lopez, David Tatak, R. Casey Hawk, The Dixon and Carol Doll Family Trust, Ralph Valente, Charles and Janine Junkroski, as joint tenants, Irrevocable Trust for Alanna Marie Hynes, and Richard Anderson**

4.4	First Amendment to Second Amended and Restated Stockholders Agreement dated as of October 31, 2006, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II-A, L.P, Montagu Newhall Global Partners II, L.P, Montagu Newhall Global Partners II-B, L.P, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Bob Hawk, Edward M. Greenberg, David Weisman, Doreen Kluber, C. Ann Brown, Louise D’Amato, Bill Capraro, Joseph Onstott, Elizabeth Ann Petty, Ronald W. Gavillet, Robert M. Junkroski, Joseph Tighe, John Barnicle, Doreen Kluber, C. Ann Brown, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, David Weisman, Robert C. Atkinson, Lawrence M. Ingeneri, Irrevocable Trust for Katherine Vance Hynes, Gavillet Grantor Annuity Trust, Swenson Grantor Annuity Trust, Jon Clopton, Jack W. Swenson, Eric Carlson, Christopher F. Swenson, Alexander P. & Heather B. Doll Family Trust, Dave Redmon, Dixon & Sarah Doll Jr. Family Trust, Kathleen Starr, Andrew J. Doll, Michael E. Hawk, Jeffrey C. Wells, Jonathan B. Junkroski Trust, Sharon van Alstine, Jeffrey H. Hartzell, Julia K. Junkroski Trust, Stephanie G. Hawk, Janice Hewitt, Christopher G. Hawk, David Lopez, David Tatak, R. Casey Hawk, The Dixon and Carol Doll Family Trust, Ralph Valente, Charles and Janine Junkroski, as joint tenants, Irrevocable Trust for Alanna Marie Hynes, Richard Anderson, Everett Mark Virdin, Jorge Pizano, Thomas Carter, John Leland and David Wojcik**

4.5	Second Amended and Restated Registration Rights Agreement, dated February 2, 2006, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Robert M. Junkroski, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert C. Hawk, Edward M. Greenberg, Karen L. Linsley, Paul Oakley, Paul W. Chisholm, Joseph Tighe, John Barnicle, Ronald W. Gavillet, Lawrence M. Ingeneri; Christopher Swenson, Jeffrey C. Wells, Jeffrey Hartzell, Janice Hewitt, David Lopez, The Dixon and Carol Doll Family Trust, Irrevocable Trust for Alanna Marie Hynes, Irrevocable Trust for Katherine Vance Hynes, Alexander P. & Heather B. Doll Family Trust, Dixon & Sarah Doll Jr. Family Trust, Andrew J. Doll, Jonathan B. Junkroski Trust, Julia K. Junkroski Trust, David Tatak, Ralph Valente, Richard Anderson, Jon Clopton, Eric Carlson, Dave Redmon and Kathleen Starr**

4.6	Option Agreement, dated November 26, 2003 by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Robert C. Hawk, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt, David Lopez and the Dixon and Carol Doll Family Trust**

4.7	Warrant, dated May 28, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.8	Warrant, dated December 20, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.9	Warrant, dated April 29, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.10	Warrant dated December 20, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.11	Supplement to Warrant dated January 18, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.12	Supplement to Warrant dated January 18, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

5.1	Opinion of Kirkland & Ellis LLP*

10.1	Employment Agreement dated February 6, 2006, by and between Rian Wren and Neutral Tandem, Inc.**

10.2	Employment Agreement dated May 9, 2006, by and between Robert Junkroski and Neutral Tandem, Inc.**

10.3	Employment Agreement dated May 9, 2006, by and between Ronald Gavillet and Neutral Tandem, Inc.**

10.4	Employment Agreement dated May 9, 2006, by and between Surendra Saboo and Neutral Tandem, Inc.**

10.5	Employment Agreement dated November 3, 2006 by and between David Lopez and Neutral Tandem, Inc.**

10.6	Form of Indemnification Agreement**

10.7	Form of Proprietary Information and Inventions Agreement**

10.8	Stock Purchase Agreement dated as of November 26, 2003, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003 Limited Partnership and Bob Hawk**

10.9	Stock Purchase Agreement dated as of November 19, 2004, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Three Shores Partners, LLC, Mesirow Capital Partners VIII, L.P., James P. Hynes, Bob Hawk, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe, Joseph Onstott, Robert M. Junkroski, Ronald W. Gavillet and John Barnicle**

10.10	First Amendment to Stock Purchase Agreement dated as of November 19, 2004 by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., Three Shores Partners, LLC, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership and James P. Hynes**

10.11	Second Amendment to Stock Purchase Agreement dated as of June 17, 2005 by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership and James P. Hynes**

10.12	Stock Purchase Agreement, dated as of February 2, 2006, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Bob Hawk, Edward M. Greenberg, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe and John Barnicle**

10.13	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P.**

10.14	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and New Enterprise Associates 10, Limited Partnership**

10.15	Observation Rights Agreement dated as of November 19, 2004 between Neutral Tandem, Inc. and Mesirow Capital Partners VIII, L.P.**

10.16	Observation Rights Agreement dated as of February 2, 2006 between Neutral Tandem, Inc. and Montagu Newhall Global Partners II, L.P.**

10.17	Observation Rights Agreement dated as of February 2, 2006 among Neutral Tandem, Inc. and Wasatch Small Capital Growth Fund, Wasatach Ultra Growth Fund and Wasatach Global Science & Technology Fund**

10.18	Restricted Stock Agreement, dated November 8, 2004, by and between Neutral Tandem, Inc. and David Lopez**

10.19	Restricted Stock Agreement, dated October 2006, by and between Neutral Tandem, Inc. and Dixon Doll**

10.20	Neutral Tandem, Inc. 2007 Long Term Equity Incentive Plan*

10.21	Amendment to Interconnection Agreements dated August 1, 2006 by and between certain Verizon and AT&T parties named therein**

10.22	Standard Purchase and License Terms, dated January 10, 2005, between Sonus Networks, Inc. and Neutral Tandem, Inc.†**

10.23	Standard Purchase and License Terms, dated May 25, 2005, between Sonus Networks, Inc. and Neutral Tandem, Inc.†**

10.24	Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.**

10.25	Supplement to the Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Lending and Leasing IV, Inc.**

10.26	Supplement No. 2, dated December 20, 2004, to the Loan and Security Agreement dated as of May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.**

10.27	Intellectual Property Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.**

10.28	Lease Agreement dated May 1, 1999 between 717 South Wells, L.L.C. and Neutral Tandem, Inc., as assignee**

10.29	Lease, dated October 20, 2003, by and between 717 South Wells, L.L.C. and Neutral Tandem, Inc.**

10.30	Lease, dated May 10, 2004, by and between 75 Broad, LLC and Neutral Tandem, Inc.**

10.31	Assignment and Assumption Agreement, dated June 1, 2005 by and between Switch and Data Five LLC f/k/a Layer One Chicago, LLC and Neutral Tandem, Inc.**

10.32	Form of Customer Agreement**

10.33	Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.34	Amendment No. 1 to Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.35	Amendment No. 2 Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.36	Amendment No. 3 Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.37	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and James P. Hynes**

10.38	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and Ronald W. Gavillet**

10.39	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated March 1, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet**

10.40	Amendment No. 2 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet**

10.41	Restricted Stock Agreement, dated October 28, 2003, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.42	Amendment No. 1 to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.43	Restricted Stock Agreement, dated as of June 30, 2004, by and between Neutral Tandem, Inc. and Bob Hawk**

10.44	Restricted Stock Agreement dated as of November 8, 2004, by and between Neutral Tandem, Inc. and James P. Hynes**

10.45	Amended and Restated Restricted Stock Agreement dated as of December 14, 2004, by and between James P. Hynes and Neutral Tandem, Inc.**

10.46	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and James P. Hynes**

10.47	Restricted Stock Agreement dated as of November 8, 2004 by and between Robert M. Junkroski and Neutral Tandem, Inc.**

10.48	Amended and Restated Restricted Stock Agreement, dated December 14, 2004, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.49	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.50	Restricted Stock Agreement, dated November 10, 2003, by and between Neutral Tandem, Inc. and David Lopez**

10.51	Amendment No. 1 to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and David Lopez**

10.52	Interconnection Agreement, dated July 1, 2004, between Sprint Spectrum, L.P., d/b/a Spring PCS and Neutral Tandem, Inc.†**

10.53	First Amendment to Interconnection Agreement, dated July 1, 2007, between Sprint Spectrum, L.P., d/b/a Sprint PCS and Neutral Tandem, Inc.**

10.54	Addendum to Standard Purchase and License Terms, dated August 17, 2006, between Neutral Tandem, Inc. and Sonus Networks, Inc.†**

10.55	Addendum No. 2 to Standard Purchase and License Terms, dated August 17, 2006, between Neutral Tandem, Inc. and Sonus Networks, Inc.**

10.56	Addendum to Standard Purchase and License Terms, dated August 27, 2007, between Neutral Tandem, Inc. and Sonus Networks, Inc.†**

10.57	Master Service Agreement, dated April 23, 2004, between Neutral Tandem, Inc. and T-Mobile USA, Inc.†**

21.1	Subsidiaries of the Registrant**

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Kirkland & Ellis LLP (to be contained in Exhibit 5.1)*

24.1	Powers of Attorney**

*	To be filed by amendment.
**	Previously filed
†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 406 of the Securities Act of 1933, as amended.

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Schedule II

Valuation and Qualifying Accounts

	Beginning Balance	Additions Charged to Operations	Write- offs	Ending Balance
	(In thousands)
Trade receivable allowances for the year ended(1):
December 31, 2004	—	$59	—	$59
December 31, 2005	$59	—	—	$59
December 31, 2006	$59	$(59)	—	—

(1)	We had no trade receivables prior to 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Neutral Tandem, Inc.

We have audited the consolidated financial statements of Neutral Tandem, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and have issued our report thereon dated May 25, 2007 (September 21, 2007 as to the effects of the restatement discussed in Note 3) (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16 of this Registration Statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

May 25, 2007	(September 21, 2007 as to the effects of the restatement discussed in Note 3)

Item 17.	Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities And Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) the undersigned Registrant undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 4, 2007.

Neutral Tandem, Inc.

By:	/s/ Rian J. Wren
Name: Rian J. Wren
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities indicated on October 4, 2007.

Signature	Title

/s/ Rian J. Wren Rian J. Wren	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Robert M. Junkroski Robert M. Junkroski	Chief Financial Officer (Principal Financial and Accounting Officer)

* James P. Hynes	Director, Chairman

* Dixon R. Doll	Director

* Peter J. Barris	Director

* Robert C. Hawk	Director

* Lawrence M. Ingeneri	Director

* Signed by power of attorney.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Neutral Tandem, Inc.*

3.2	Amended and Restated By-laws of Neutral Tandem, Inc.*

4.1	Specimen certificate evidencing shares of common stock*

4.2	Voting Agreement, dated November 19, 2004, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski and Jeffrey C. Wells**

4.3	Second Amended and Restated Stockholders Agreement dated as of February 2, 2006, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II-A, L.P, Montagu Newhall Global Partners II, L.P, Montagu Newhall Global Partners II-B, L.P, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Bob Hawk, Edward M. Greenberg, Joseph Onstott, Elizabeth Ann Petty, Ronald W. Gavillet, Robert M. Junkroski, Joseph Tighe, John Barnicle, Doreen Kluber, C. Ann Brown, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, David Weisman, Robert C. Atkinson, Lawrence M. Ingeneri, Irrevocable Trust for Katherine Vance Hynes, Jon Clopton, Jack W. Swenson, Eric Carlson, Christopher F. Swenson, Alexander P. & Heather B. Doll Family Trust, Dave Redmon, Dixon & Sarah Doll Jr. Family Trust, Kathleen Starr, Andrew J. Doll, Michael E. Hawk, Jeffrey C. Wells, Jonathan B. Junkroski Trust, Sharon van Alstine, Jeffrey H. Hartzell, Julia K. Junkroski Trust, Stephanie G. Hawk, Janice Hewitt, Christopher G. Hawk, David Lopez, David Tatak, R. Casey Hawk, The Dixon and Carol Doll Family Trust, Ralph Valente, Charles and Janine Junkroski, as joint tenants, Irrevocable Trust for Alanna Marie Hynes, and Richard Anderson**

4.4	First Amendment to Second Amended and Restated Stockholders Agreement dated as of October 31, 2006, by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II-A, L.P, Montagu Newhall Global Partners II, L.P, Montagu Newhall Global Partners II-B, L.P, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Bob Hawk, Edward M. Greenberg, David Weisman, Doreen Kluber, C. Ann Brown, Louise D’Amato, Bill Capraro, Joseph Onstott, Elizabeth Ann Petty, Ronald W. Gavillet, Robert M. Junkroski, Joseph Tighe, John Barnicle, Doreen Kluber, C. Ann Brown, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, David Weisman, Robert C. Atkinson, Lawrence M. Ingeneri, Irrevocable Trust for Katherine Vance Hynes, Gavillet Grantor Annuity Trust, Swenson Grantor Annuity Trust, Jon Clopton, Jack W. Swenson, Eric Carlson, Christopher F. Swenson, Alexander P. & Heather B. Doll Family Trust, Dave Redmon, Dixon & Sarah Doll Jr. Family Trust, Kathleen Starr, Andrew J. Doll, Michael E. Hawk, Jeffrey C. Wells, Jonathan B. Junkroski Trust, Sharon van Alstine, Jeffrey H. Hartzell, Julia K. Junkroski Trust, Stephanie G. Hawk, Janice Hewitt, Christopher G. Hawk, David Lopez, David Tatak, R. Casey Hawk, The Dixon and Carol Doll Family Trust, Ralph Valente, Charles and Janine Junkroski, as joint tenants, Irrevocable Trust for Alanna Marie Hynes, Richard Anderson, Everett Mark Virdin, Jorge Pizano, Thomas Carter, John Leland and David Wojcik**

4.5	Second Amended and Restated Registration Rights Agreement, dated February 2, 2006, by and between Neutral Tandem, Inc., and DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Robert M. Junkroski, Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, James P. Hynes, Robert C. Hawk, Edward M. Greenberg, Karen L. Linsley, Paul Oakley, Paul W. Chisholm, Joseph Tighe, John Barnicle, Ronald W. Gavillet, Lawrence M. Ingeneri; Christopher Swenson, Jeffrey C. Wells, Jeffrey Hartzell, Janice Hewitt, David Lopez, The Dixon and Carol Doll Family Trust, Irrevocable Trust for Alanna Marie Hynes, Irrevocable Trust for Katherine Vance Hynes, Alexander P. & Heather B. Doll Family Trust, Dixon & Sarah Doll Jr. Family Trust, Andrew J. Doll, Jonathan B. Junkroski Trust, Julia K. Junkroski Trust, David Tatak, Ralph Valente, Richard Anderson, Jon Clopton, Eric Carlson, Dave Redmon and Kathleen Starr**

4.6	Option Agreement, dated November 26, 2003 by and between Neutral Tandem, Inc., DCM III, L.P., DCM III-A. L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership, James P. Hynes, Robert C. Hawk, Ronald W. Gavillet, Christopher F. Swenson, John Barnicle, Robert M. Junkroski, Jeffrey C. Wells, Jeffrey H. Hartzell, Janice Hewitt, David Lopez and the Dixon and Carol Doll Family Trust**

4.7	Warrant, dated May 28, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.8	Warrant, dated December 20, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.9	Warrant, dated April 29, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.10	Warrant dated December 20, 2004 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.11	Supplement to Warrant dated January 18, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

4.12	Supplement to Warrant dated January 18, 2006 issued by Neutral Tandem, Inc. to Venture Lending & Leasing IV, LLC**

5.1	Opinion of Kirkland & Ellis LLP*

10.1	Employment Agreement dated February 6, 2006, by and between Rian Wren and Neutral Tandem, Inc.**

10.2	Employment Agreement dated May 9, 2006, by and between Robert Junkroski and Neutral Tandem, Inc.**

10.3	Employment Agreement dated May 9, 2006, by and between Ronald Gavillet and Neutral Tandem, Inc.**

10.4	Employment Agreement dated May 9, 2006, by and between Surendra Saboo and Neutral Tandem, Inc.**

10.5	Employment Agreement dated November 3, 2006 by and between David Lopez and Neutral Tandem, Inc.**

10.6	Form of Indemnification Agreement**

10.7	Form of Proprietary Information and Inventions Agreement**

10.8	Stock Purchase Agreement dated as of November 26, 2003, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003 Limited Partnership and Bob Hawk**

10.9	Stock Purchase Agreement dated as of November 19, 2004, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Three Shores Partners, LLC, Mesirow Capital Partners VIII, L.P., James P. Hynes, Bob Hawk, Robert C. Atkinson, David Weisman, Ed Greenberg, Elizabeth Ann Petty, Doreen Kluber, Louise D’Amato, Karen L. Linsley, Paul Oakley, Bill Capraro, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe, Joseph Onstott, Robert M. Junkroski, Ronald W. Gavillet and John Barnicle**

10.10	First Amendment to Stock Purchase Agreement dated as of November 19, 2004 by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., Three Shores Partners, LLC, New Enterprise Associates 10, Limited Partnership, NEA Ventures 2003, Limited Partnership and James P. Hynes**

10.11	Second Amendment to Stock Purchase Agreement dated as of June 17, 2005 by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership and James P. Hynes**

10.12	Stock Purchase Agreement, dated as of February 2, 2006, by and among Neutral Tandem, Inc., DCM III, L.P., DCM III-A, L.P., DCM Affiliates Fund III, L.P., New Enterprise Associates 10, Limited Partnership, Mesirow Capital Partners VIII, L.P., Montagu Newhall Global Partners II, L.P., Montagu Newhall Global Partners II-A, L.P., Montagu Newhall Global Partners II-B, L.P., Wasatch Small Cap Growth Fund, Wasatch Ultra Growth Fund, Wasatch Global Science & Technology Fund, Bob Hawk, Edward M. Greenberg, Paul W. Chisholm, Lawrence M. Ingeneri, Joseph Tighe and John Barnicle**

10.13	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and DCM III, L.P., DCM III-A, L.P. and DCM Affiliates Fund III, L.P.**

10.14	Management Rights Agreement dated as of November 26, 2003 among Neutral Tandem, Inc. and New Enterprise Associates 10, Limited Partnership**

10.15	Observation Rights Agreement dated as of November 19, 2004 between Neutral Tandem, Inc. and Mesirow Capital Partners VIII, L.P.**

10.16	Observation Rights Agreement dated as of February 2, 2006 between Neutral Tandem, Inc. and Montagu Newhall Global Partners II, L.P.**

10.17	Observation Rights Agreement dated as of February 2, 2006 among Neutral Tandem, Inc. and Wasatch Small Capital Growth Fund, Wasatach Ultra Growth Fund and Wasatach Global Science & Technology Fund**

10.18	Restricted Stock Agreement, dated November 8, 2004, by and between Neutral Tandem, Inc. and David Lopez**

10.19	Restricted Stock Agreement, dated October 2006, by and between Neutral Tandem, Inc. and Dixon Doll**

10.20	Neutral Tandem, Inc. 2007 Long Term Equity Incentive Plan*

10.21	Amendment to Interconnection Agreements dated August 1, 2006 by and between certain Verizon and AT&T parties named therein**

10.22	Standard Purchase and License Terms, dated January 10, 2005, between Sonus Networks, Inc. and Neutral Tandem, Inc.†**

10.23	Standard Purchase and License Terms, dated May 25, 2005, between Sonus Networks, Inc. and Neutral Tandem, Inc.†**

10.24	Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.**

10.25	Supplement to the Loan and Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Lending and Leasing IV, Inc.**

10.26	Supplement No. 2, dated December 20, 2004, to the Loan and Security Agreement dated as of May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.**

10.27	Intellectual Property Security Agreement, dated May 28, 2004, by and between Neutral Tandem, Inc. and Venture Lending and Leasing IV, Inc.**

10.28	Lease Agreement dated May 1, 1999 between 717 South Wells, L.L.C. and Neutral Tandem, Inc., as assignee**

10.29	Lease, dated October 20, 2003, by and between 717 South Wells, L.L.C. and Neutral Tandem, Inc.**

10.30	Lease, dated May 10, 2004, by and between 75 Broad, LLC and Neutral Tandem, Inc.**

10.31	Assignment and Assumption Agreement, dated June 1, 2005 by and between Switch and Data Five LLC f/k/a Layer One Chicago, LLC and Neutral Tandem, Inc.**

10.32	Form of Customer Agreement**

10.33	Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.34	Amendment No. 1 to Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.35	Amendment No. 2 Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.36	Amendment No. 3 Neutral Tandem, Inc. 2003 Stock Incentive Plan**

10.37	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and James P. Hynes**

10.38	Amended and Restated Restricted Stock Agreement, dated November 26, 2003, by and between Neutral Tandem, Inc. and Ronald W. Gavillet**

10.39	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated March 1, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet**

10.40	Amendment No. 2 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc., and Ronald W. Gavillet**

10.41	Restricted Stock Agreement, dated October 28, 2003, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.42	Amendment No. 1 to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.43	Restricted Stock Agreement, dated as of June 30, 2004, by and between Neutral Tandem, Inc. and Bob Hawk**

10.44	Restricted Stock Agreement dated as of November 8, 2004, by and between Neutral Tandem, Inc. and James P. Hynes**

10.45	Amended and Restated Restricted Stock Agreement dated as of December 14, 2004, by and between James P. Hynes and Neutral Tandem, Inc.**

10.46	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and James P. Hynes**

10.47	Restricted Stock Agreement dated as of November 8, 2004 by and between Robert M. Junkroski and Neutral Tandem, Inc.**

10.48	Amended and Restated Restricted Stock Agreement, dated December 14, 2004, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.49	Amendment No. 1 to Amended and Restated Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and Robert M. Junkroski**

10.50	Restricted Stock Agreement, dated November 10, 2003, by and between Neutral Tandem, Inc. and David Lopez**

10.51	Amendment No. 1 to Restricted Stock Agreement, dated June 10, 2005, by and between Neutral Tandem, Inc. and David Lopez**

10.52	Interconnection Agreement, dated July 1, 2004, between Sprint Spectrum, L.P., d/b/a Spring PCS and Neutral Tandem, Inc.†**

10.53	First Amendment to Interconnection Agreement, dated July 1, 2007, between Sprint Spectrum, L.P., d/b/a Sprint PCS and Neutral Tandem, Inc.**

10.54	Addendum to Standard Purchase and License Terms, dated August 17, 2006, between Neutral Tandem, Inc. and Sonus Networks, Inc.†**

10.55	Addendum No. 2 to Standard Purchase and License Terms, dated August 17, 2006, between Neutral Tandem, Inc. and Sonus Networks, Inc.**

10.56	Addendum to Standard Purchase and License Terms, dated August 27, 2007, between Neutral Tandem, Inc. and Sonus Networks, Inc.†**

10.57	Master Service Agreement, dated April 23, 2004, between Neutral Tandem, Inc. and T-Mobile USA, Inc.†**

21.1	Subsidiaries of the Registrant**

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Kirkland & Ellis LLP (to be contained in Exhibit 5.1)*

24.1	Powers of Attorney**

*	To be filed by amendment.
**	Previously filed
†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 406 of the Securities Act of 1933, as amended.